UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/ RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Principal America Office Trust
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Macquarie Office Management Limited, as responsible entity for Macquarie Office Trust
(Name of Person(s) Furnishing Form)

Ordinary Units of Principal America Office Trust
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Principal America Office Trust
Freehills MLC Centre
19-29 Martin Place
Sydney, Australia NSW 2000
+61 2 9225 5000
Attn: Nick Clarke
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:
Brian J. Kozlowski
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

August 12, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1 - Home Jurisdiction Documents

(a) Exhibit A - Bidder's Statement, dated August 12, 2004, by Macquarie Office Management Limited, as Responsible Entity for Macquarie Office Trust, to Acquire all Ordinary Units of Principal America Office Trust

(b) Not applicable

Item 2 - Informational Legends

A legend in compliance with Rule 802(b) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, has been included in the Bidder's Statement listed in Item 1 above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Authorizing resolutions of the Board of Directors of Macquarie Office Management Limited authorizing Rena Pulido to sign on behalf of Macquarie Office Management Limited.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Macquarie Office Management Limited, as responsible entity for Macquarie Office Trust, is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2) Not applicable

PART IV - SIGNATURES

Macquarie Office Management Limited, as responsible entity for Macquarie Office Trust

(Signature)

Rena Pulido as an Authorized Signatory[1]

(Name and Title)

August 13, 2004

(Date)

[1] Rena Pulido is signing on behalf of Macquarie Office Management Limited pursuant to the authorizing resolutions adopted by the Board of Directors listed in Part II above.

MACQUARIE OFFICE MANAGEMENT LIMITED
AS MANAGER OF MACQUARIE OFFICE TRUST

EXTRACT OF MINUTES OF A MEETING OF DIRECTORS

Held at Level 8, No. 1 Martin Place, Sydney
on Friday 28 July 2004 at 11.20 am

PRESENT:	Mr D S Clarke	(Chairman)
	Mr G H Bennett	
	Mr R A Davis	
	Mr W J Moss	
APOLOGY:	Mr J F Broadbent	
IN ATTENDANCE:	Mr S L Jones	
	Mr S M Girdis	
	Ms J Rikard-Bell	
	Ms K Evans-Cullen	(Clayton Utz)
	Mr J S Wright	(Secretary)

"AUTHORISATION OF RENA PULIDO TO SIGN US SEC FILINGS

The Board RESOLVED that Rena Pulido be authorised to sign, on behalf of Macquarie Office Management Limited, all US Securities and Exchange Commission filings which are required to be lodged in connection with the takeover of Principal America Office Trust by Macquarie Office Trust including but not limited to the Form CB and Form F-X."

CLOSURE

There being no further business the meeting closed at 11.35 am.

Certified as a true extract.

John Wright (signature) 12 August 2004

John Wright
Company Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit A	Bidder's Statement, dated August 12, 2004, by Macquarie Office Management Limited, as Responsible Entity for Macquarie Office Trust, to Acquire all Ordinary Units of Principal America Office Trust

Exhibit A

MACQUARIE OFFICE TRUST

ARSN 093 016 838

BIDDER'S STATEMENT



office
MACQUARIE

Recommended Offer by

Macquarie Office Management Limited (ABN 75 006 765 206)

as Responsible Entity for

Macquarie Office Trust (ARSN 093 016 838)

to acquire all your ordinary units in

Principal America Office Trust (ARSN 089 822 211)

For each Principal America Office Trust Unit you hold, you will receive 1.06 Macquarie Office Trust Units plus $0.10 cash.

This document contains important information and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

This Offer is dated 11 August 2004 and will close at 7:00 pm (Sydney time) on 14 September 2004. If you have any queries about this document, the Offer or how to accept the Offer, please call the Offer information line on 1300 303 063 (within Australia) or +61 2 8280 7134 (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

Important notice and disclaimer

Capital and investment returns are not guaranteed.

Investments in MOF are not deposits with or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) or of any other entity in the Macquarie Bank Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested.

None of Macquarie Bank Limited, MOML or any other entity in the Macquarie Bank Group guarantees any particular rate of return on MOF Units or the performance of MOF, nor do they guarantee the repayment of capital from MOF.

Offers in the US

PAO Unitholders resident in the US should note that part of the consideration under the Offer is securities of MOF, an Australian managed investments scheme. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US. The financial statements included in this Bidder's Statement have been prepared in accordance with Australian Accounting Standards that may not be comparable to the financial statements of US companies. It may be difficult for US investors to enforce their rights and any claims they may have arising under the US federal securities laws since MOML and MOF are located in Australia and their officers and directors are residents of Australia. US investors may not be able to sue MOML, MOF or their officers or directors in an Australian court for violations of US securities laws. It may be difficult to compel MOML, MOF and their affiliates to subject themselves to a US court's judgement. US investors should be aware that MOML and MOF may purchase PAO Units otherwise than pursuant to this Offer, such as in open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

Offers outside Australia and the US

Those PAO Unitholders whose address as shown on the register of PAO Unitholders is a place outside Australia and its external territories or the US will not be entitled to receive MOF Units on acceptance of the Offer. This restriction does not apply to PAO Unitholders whose address on the register is a place in Australia and its external territories or the US. Foreign PAO Unitholders who accept the Offer will receive the cash component of the Offer consideration and the cash proceeds of a nominee sale of their entitlements to MOF Units as described in section 11.9.

Corporate directory

Responsible Entity for MOF

Registered office:
Macquarie Office Management Limited
Level 23, 101 Collins Street
Melbourne VIC 3000

All correspondence to:
Level 13, No. 1 Martin Place
Sydney NSW 2000

MOF unit registrar

ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000

Offer information line

Within Australia 1300 303 063
Outside Australia +61 2 8280 7134
Calls to these numbers will be recorded as required by the Corporations Act.

Important dates

Announcement of Offer	28 July 2004
Date Bidder's Statement lodged with ASIC and date of Bidder's Statement	30 July 2004
Date supplementary bidder's statement lodged with ASIC	5 August 2004
Date of Offer	11 August 2004
Date Offer closes (unless extended)	7:00 pm (Sydney time) on 14 September 2004*

* The Offer may be extended to the extent permissible under the Corporations Act.

Important information

Defined terms

A number of defined terms are used in this Bidder's Statement. Unless the contrary intention appears or the context requires otherwise, terms used in this Bidder's Statement are defined in section 12.

Investment decisions

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each PAO Unitholder. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer for your PAO Units.

Forward looking statements

This Bidder's Statement includes certain forward looking statements. You should consider that as such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the property industry (including those risks described in section 8 of this Bidder's Statement) as well as matters such as general economic conditions. Actual events or results may differ materially. None of MOML, its Directors or any other person named with their consent in this Bidder's Statement can assure you that projected or implied results will be achieved. In addition, you should note that past performance of MOF is not a reliable indicator of future performance.

ASIC

This Bidder's Statement is a replacement bidder's statement dated and lodged with ASIC on 5 August 2004. This Bidder's Statement replaces the original bidder's statement lodged with ASIC on 30 July 2004 as it incorporates the original bidder's statement lodged with ASIC on 30 July 2004 and the changes made in the supplementary bidder's statement lodged with ASIC on 5 August 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

MACQUARIE
Financial Adviser

CLAYTON UTZ
Legal Adviser

KPMG
Investigating Accountant

Chairman's letter


David Clarke
Chairman

11 August 2004

Dear Principal America Office Trust Unitholder

On behalf of Macquarie Office Management Limited (MOML) as Responsible Entity for Macquarie Office Trust (MOF), the Directors are pleased to make the Offer to acquire all of your units in Principal America Office Trust (PAO). This Offer provides significant benefits to PAO Unitholders and we encourage you to accept the Offer.

What you will receive if you accept the Offer

MOML is offering to buy all of your PAO Units. The consideration offered for each PAO Unit is 1.06 MOF Units plus $0.10 cash. This equates to a total value of $1.37 for each PAO Unit (based on the five day volume weighted average price (VWAP) of MOF Units to 27 July 2004 of $1.20). MOML will contribute $0.02 per unit of the cash component from its own funds, with MOF contributing the remaining $0.08 per unit. If you accept the Offer and receive a PAO Distribution for the half year ended 30 June 2004, MOML is entitled to reduce the Offer consideration by the amount of the PAO Distribution.

PREIA recommends PAO Unitholders accept the Offer

PREIA, the Responsible Entity for PAO, has announced that the directors of PREIA recommend that PAO Unitholders accept the Offer, subject to:

- the independent expert confirming the Offer is fair and reasonable;
- no proposal which the directors of PREIA consider to be superior being made; and
- the directors of PREIA, in exercise of their fiduciary and statutory duties, not forming the view that the Offer is not in the best interests of Unitholders as a whole.

PREI-US will be appointed as MOF's US investment manager and adviser reporting to MOML and providing on-the-ground US experience and capability.

Significant premium

Based on an implied Offer price of $1.37 the Offer values PAO equity at $857 million and represents a significant premium over the recent trading prices of PAO Units and over PAO's estimated net tangible asset backing per unit (NTA). The Offer represents a premium of:

- 28% to the estimated net tangible asset backing of $1.07 per PAO Unit;
- 16% to the VWAP for PAO Units of $1.18 over the three months up to 16 July 2004, the last trading day prior to the announcement of merger discussions on 19 July 2004; and
- 14% to the VWAP for PAO Units of $1.20 in the five trading days up to 16 July 2004, the last trading day prior to the announcement of merger discussions on 19 July 2004.

Enhanced returns and sustainable distributions

Acceptance of the Offer and holding of units in the Merged Entity are expected to give you access to enhanced returns and sustainable distributions which are less reliant on favourable foreign exchange hedging rates over the short to medium term. PAO Unitholders who accept the Offer are forecast to receive a pro forma distribution of 12.6 cents per previously held PAO Unit for financial year ending 30 June 2005, compared to estimated broker consensus forecasts of 12.2 cents per PAO Unit for the same period (assuming full reinvestment of the cash component of the Offer consideration).

Reduced exposure to foreign exchange movements

Upon reaching 100% control of PAO, MOML's intention is to enter into arrangements whereby substantially all of the Merged Entity's A$ denominated debt is translated to US$. As a result, your returns will be significantly less exposed to movements in the A$/US$ exchange rate as a unitholder in the Merged Entity. The substantial matching of US$ assets and US$ liabilities will also minimise A$ NTA volatility as a result of movements in the A$/US$ exchange rate and is forecast to provide approximately $8 million in cost savings for the Merged Entity in the first year on a pro forma basis. In addition, the net US$ cash flows of the Merged Entity are expected to be 100% hedged until June 2010 at a weighted average A$/US$ exchange rate of 0.56, an extension of approximately four years on PAO's current weighted average hedge contracts.

Expected lower cost of capital and enhanced growth opportunities

The Merged Entity is expected to have a market capitalisation of approximately $1.9 billion, making it the second largest ASX listed office trust and resulting in an increased weighting in the S&P/ASX Property Index. This increased index weighting should result in greater liquidity for units in the Merged Entity, improving access to capital. Further, the Merged Entity should have a lower weighted average cost of capital than PAO stand alone, enhancing the prospects for future accretive acquisitions.

Top performing and experienced management combination

MOF focuses exclusively on office building investments and has been managed by MOML since MOF's listing in 1993. MOF has provided MOF Unitholders with a 11.7% accumulation return per annum over the last 10 years, outperforming the S&P/UBS Commercial 200 Accumulation Index over that period.

Macquarie Bank Group's property division, Macquarie Property, manages four ASX listed trusts investing in the US including MOF. With US$2.9 billion of assets under management across 148 property assets in the US, Macquarie Property has experience in the majority of markets where PAO properties are located. Macquarie Property has been successful in creating strong joint venture relationships with high quality property managers and developers in the US.

US management platform

The current PAO US manager, Principal Real Estate Investors LLC (PREI-US) will continue its involvement with the portfolio. In the event that MOML is appointed as Responsible Entity for PAO, PREI-US will be appointed under an Investment Management and Advisory Agreement as MOF's over-arching US investment manager and advisor, providing asset management services and strategic advice for the US portfolio of the Merged Entity.

As the current portfolio manager, PREI-US has a deep knowledge of PAO's assets. With US$24.7 billion of assets under management, 169 dedicated professionals and in-depth coverage of 60 metropolitan real estate markets, PREI-US is a strong partner to ensure effective management of the Merged Entity's US portfolio. PREI-US has advised on over US$12 billion of transactions since 1997. With a significant acquisition pipeline PREI-US supports a platform for the future growth of the US portfolio of the Merged Entity.

Enhanced geographic diversification and increased scale

The Merged Entity will own interests in 36 quality office properties located across 10 cities in the US and six states and territories in Australia. Holding units in the Merged Entity will reduce your current 100% exposure to fluctuations in the US office market as by value the Merged Entity's portfolio will have a 55% weighting to Australian assets and 45% weighting to US assets. The Merged Entity will hold a portfolio which is more than double (in area and value) PAO's current portfolio.

Closing date 14 September 2004

The Offer is scheduled to close at 7:00 pm (Sydney time) on 14 September 2004. To accept this Offer, please follow the instructions in section 11.6 on page 70 of this document.

I encourage you to read this Bidder's Statement for more details about the Offer, its terms, conditions and benefits. Please contact the Offer information line on 1300 303 063 (within Australia) or +61 2 8280 7134 (outside Australia) if you have any questions. In accordance with legal requirements, calls to these numbers will be recorded.

I look forward to your acceptance of the Offer and to welcoming you as a MOF Unitholder.

Yours faithfully

David Clarke, AO
Chairman

Contents

The Offer at a glance

What is the Offer?	MOML, as Responsible Entity for MOF, is offering to acquire all PAO Units on the terms set out in this Bidder's Statement. You may only accept the Offer in respect of all your PAO Units.
What will I receive if I accept the Offer?	If you accept the Offer, then, subject to the satisfaction of the conditions to the Offer, for every 1 PAO Unit you hold you will receive 1.06 MOF Units plus $0.10 cash. MOML will contribute $0.02 per unit of the cash component from its own funds, with MOF contributing the remaining $0.08 per unit. This equates to a total value of $1.37 per PAO Unit based on the five day VWAP of MOF Units on ASX to 27 July 2004 of $1.20. The implied Offer price will vary with changes in the price of MOF Units. The MOF Units to be issued as consideration under the Offer will rank equally for distributions from 1 July 2004 and otherwise will rank equally in all respects with all other MOF Units currently on issue. In particular, if you accept the Offer, you will be entitled to receive the MOF Distribution for the quarter ending 30 September 2004 either in the form of a distribution, or as an increase in the Offer consideration (for further details, see section 11.1 of this document). MOML understands that the record date for the PAO Distribution for PAO's half year ended 30 June 2004 will be 27 August 2004. If you accept the Offer and receive the PAO Distribution, MOML is entitled to reduce the consideration payable to you under the Offer by the amount of the PAO Distribution (for further details, see section 11.1 of this document).
How do I accept the Offer?	Issuer Sponsored Holdings If your PAO Units are in an Issuer Sponsored Holding, to accept the Offer you must complete and sign the Acceptance and Transfer Form enclosed with this Bidder's Statement in accordance with the instructions on the form and return it to the address indicated on the form before the end of the Offer Period. CHESS Holdings If your PAO Units are in a CHESS Holding, to accept the Offer you should contact your Controlling Participant (usually your broker) and instruct your Controlling Participant to accept the Offer on your behalf before the end of the Offer Period. Participants If you are a Participant you must initiate acceptance of the Offer in accordance with the ASTC Settlement Rules before the end of the Offer Period. Broker handling fee If the Offer becomes or is declared unconditional, Brokers can receive a handling fee of 0.75% of the value of parcels of PAO Units held directly by retail PAO Unitholders who accept the Offer (subject to a maximum fee of $750). See section 10.2 for further details. Further details on how to accept the Offer are set out in section 11.6 of this document and also on the Acceptance and Transfer Form.
When does the Offer close?	The Offer will close at 7:00 pm (Sydney time) on 14 September 2004, unless it is extended.

The Offer at a glance

When will I receive the consideration?	MOML will provide the consideration due to you under the Offer within 10 business days after the Offer is accepted by you, or if the Offer is subject to a defeating condition when accepted, within 10 business days after the contract resulting from your acceptance of the Offer becomes unconditional. Other arrangements will apply to you if you are a Foreign PAO Unitholder.
Is the Offer subject to conditions?	The Offer is subject to a number of conditions. In summary, these conditions are: • MOF having a relevant interest in at least 50.1% of the issued PAO Units; • MOF Units trading at a price which allows MOML to dispatch without having to change the Offer consideration; • no event, change or condition occurring, being announced, or becoming known to MOML which has had, or is reasonably likely to have, a material adverse effect on PAO; • no acquisition or disposal of any real property assets with an aggregate value of US$10 million or more; • no Prescribed Occurrence in relation to PAO; and • EOP not exercising its buy/sell rights in relation to the properties jointly held by PAO and EOP.
Will I pay brokerage fees?	No. You will not pay brokerage fees if you accept the Offer (unless you are a Foreign PAO Unitholder).
Foreign PAO Unitholders	Foreign PAO Unitholders (being those PAO Unitholders whose address as shown in the register of PAO Unitholders is outside of Australia and its external territories or the US) who accept the Offer will receive the cash component of the consideration but will have the MOF Units to which they are entitled issued to the Nominee. Those MOF Units will be offered for sale on ASX within 30 days after the end of the Offer Period and the net sale proceeds will be remitted in Australian currency to Foreign PAO Unitholders. Section 11.9 of this Bidder's Statement contains further details in relation to this.
Further information	If you have any queries about this Bidder's Statement, the Offer or how to accept the Offer, please call the Offer information line on 1300 303 063 (within Australia) or +61 2 8280 7134 (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.
Important notice	This summary provides an overview of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. **You should read this Bidder's Statement in its entirety before deciding whether to accept the Offer.**

Why you should accept the Offer

PREIA recommends PAO Unitholders accept the Offer

PREIA, the Responsible Entity for PAO, has announced that the directors of PREIA recommend that PAO Unitholders accept the Offer, subject to:

- the independent expert confirming the Offer is fair and reasonable;
- no proposal which the directors of PREIA consider to be superior being made; and
- the directors of PREIA, in exercise of their fiduciary and statutory duties, not forming the view that the Offer is not in the best interests of Unitholders as a whole.

Significant premium

Based on an implied Offer price of $1.37 (which is based on the five day VWAP of MOF Units to 27 July 2004 of $1.20), the Offer values PAO at $857 million and represents a significant premium over the recent trading prices of PAO Units and over PAO's estimated A$ NTA*.

PAO Unit price vs MOF Offer price


$
1.40
1.35
1.30
1.25
1.20
1.15
1.10
1.05
1.00
$1.37 Offer price
PAO
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

Sources: IRESS, PAO price to 16 July 2004 (pre-announcement of discussions between MOF and PAO).

Based on an implied Offer price of $1.37, the Offer represents a premium of:

- 28% to PAO's estimated A$ NTA* of $1.07 per PAO Unit;
- 16% to the VWAP for PAO Units of $1.18 over the three months up to 16 July 2004, the last trading day prior to the announcement of merger discussions on 19 July 2004; and
- 14% to the VWAP for PAO Units of $1.20 in the five trading days up to 16 July 2004, the last trading day prior to the announcement of merger discussions on 19 July 2004.

You should note that as MOF Units form part of the consideration under the Offer, the implied Offer price will vary with changes in the price of MOF Units.

Premium to PAO's VWAP and estimated NTA


$
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
Premium 28%
Premium 16%
Premium 14%
$1.37
Offer price
$1.07
$1.18
$1.20
Estimated A$ NTA*
3 month VWAP
5 day VWAP

Sources: IRESS, PAO price to 16 July 2004 (pre-announcement of discussions between MOF and PAO).

* Based on PAO's 31 December 2003 disclosed NTA of US$0.71 adjusted for a February distribution reinvestment plan, US$8 million revaluations and a potential US$5 million write-off and converted at an exchange rate of A$/US$0.71 plus the accrued distribution of A$0.06 per unit.

Why you should accept the Offer

Significant benefits of holding units in the Merged Entity

Enhanced returns and sustainable distributions

Acceptance of the Offer and holding units in the Merged Entity is expected to give PAO Unitholders access to enhanced returns and sustainable distributions which are less reliant on favourable foreign exchange hedging rates over the short to medium term. Pro forma forecasts for the Merged Entity's financial performance for the year ending 30 June 2005, together with a description of the assumptions underlying these forecasts, are set out in section 5 of this document.

PAO Unitholders who accept the Offer are forecast to receive a pro forma distribution of 12.6 cents per previously held PAO Unit for financial year ending 30 June 2005, compared to estimated broker consensus forecast of 12.2 cents per PAO Unit for the same period (assuming full reinvestment of the cash component of the Offer consideration). Further, the pro forma estimated A$ NTA for the Merged Entity is $1.23 per equivalent PAO Unit for accepting PAO Unitholders (assuming full reinvestment of the cash component of the Offer consideration), compared to PAO's estimated A$ NTA per PAO Unit of $1.07.

Reduced exposure to foreign exchange movements

Upon reaching 100% control of PAO, MOML's intention is to enter into arrangements whereby substantially all of the Merged Entity's A$ denominated debt is translated to US$ in order to provide an enhanced capital hedge for the Merged Entity. As a result, PAO Unitholders' capital will be significantly less exposed to movements in the A$/US$ exchange rate as unitholders in the Merged Entity. The substantial matching of US$ assets and US$ liabilities will also minimise A$ NTA volatility as a result of movements in the A$/US$ exchange rate.

PAO's surplus hedging of US$ income is intended to be extended and utilised by the Merged Entity in later years. As a result, the net US$ cash flows of the Merged Entity are expected to be 100% hedged until June 2010 at a weighted average A$/US$ exchange rate of 0.56, an extension of approximately four years on PAO's current hedge contracts.

PAO hedge profile pre-extension of hedge contracts


A$/US$
%
1.0
0.8
0.6
0.4
0.2
0.0
100
80
60
40
20
0
97%
95%
70%
43%
14%
11%
0.53
0.54
0.54
0.59
0.65
0.65
2005
2006
2007
2008
2009
2010
Average A$/US$
% Hedged

Source: ASX announcements by PAO.

Merged Entity hedge profile post extension of hedge contracts


A$/US$
%
100
1.0
0.8
0.6
0.4
0.2
0
80
60
40
20
0.55
0.55
0.56
0.59
0.55
0.55
2005
2006
2007
2008
2009
2010
Average A$/US$
% Hedged

Increased index weighting

The Merged Entity is expected to have a market capitalisation of approximately A$1.9 billion, making it the second largest office trust listed on ASX. The Merged Entity is expected to rank approximately number 63 (by market capitalisation) in the S&P/ASX 100 Index.

Office sector market capitalisation


IPG
$2.8
MOF+ PAO
$1.9
CPA
$1.7
DOT
$1.4
MOF
$1.1
IOF
$1.1
RPH
$1.1
PAO
$0.8
VPG
$0.2
0.0
0.5
1.0
1.5
2.0
2.5
3.0
$ billion

Source: IRESS.

Enhanced growth opportunities and expected lower cost of capital

As a result of the increased index weighting, the Merged Entity should have greater liquidity and improved access to capital. In particular, the Merged Entity should have a lower weighted average cost of capital than PAO stand alone, enhancing the prospects for future accretive acquisition opportunities. The Merged Entity will continue to seek opportunistic acquisitions in Australia and the US and seek to expand relationships with existing Australian and US partners.

Cost savings

The weighted average cost of debt for the Merged Entity is expected to be lower than the weighted average cost of debt for MOF and PAO stand alone. This will be achieved upon translation of the Merged Entity's A$ denominated debt to US$ at lower interest rates. Total cost savings for the Merged Entity are forecast to be approximately $8 million for the year ending 30 June 2005 on a pro forma basis.

Financial impact of the Offer

Details of the financial impact of the Offer, including pro forma historical and pro forma forecast financial information for the Merged Entity, are set out in section 5 of this document.


Citigroup Centre, Sydney, NSW

50% owned by MOF.

Why you should accept the Offer

Access to Macquarie Bank Group's broad experience

- The manager and Responsible Entity for MOF, MOML, is a wholly owned subsidiary of Macquarie Bank Limited. Macquarie Bank Group employs over 5,700 staff in 23 countries of which over 320 are in North America focused on a broad spectrum of disciplines.
- MOML and MOF are part of the Macquarie Bank Group's property division known as Macquarie Property.
- Macquarie Property is a leading fund manager of four ASX listed trusts investing in the US, including MOF, Macquarie ProLogis Trust, Macquarie DDR Trust and Macquarie CountryWide Trust.
- Macquarie Property is focused on delivering US vehicles to the Australian market, with 60 employees with offshore experience and 32 people in real estate funds management and advisory in the US.
- Macquarie Property and its associates have over $15 billion of property assets under management held in 25 separate listed and unlisted vehicles including MOF. Macquarie Property has specific expertise in asset management, due diligence, acquisitions, engineering, foreign exchange and capital management.
- With US$2.9 billion of assets under management across 148 property assets in the US, Macquarie Property has experience in all but one of the markets where PAO properties are located.
- Macquarie Property has established a track record in sourcing deals with strong growth in North America over the past three years. Additionally, the Merged Entity will have access to the skills and experience of Macquarie Capital Partners which has advised on in excess of US$3.8 billion of transactions in the last year.
- Macquarie Property has been successful in creating strong joint venture relationships with high quality property managers and developers in the US (eg Regency Centers, ProLogis, Developers Diversified Realty and Brandywine Realty Trust).

Location of Macquarie Property and PAO managed assets


PAO assets
Assets of Macquarie Property's trusts

Includes Macquarie Capital Partners.

Top performing and experienced MOML management team

MOML has been the Responsible Entity for MOF since MOF's listing in 1993 and intends to be the Responsible Entity for the Merged Entity upon replacement of PREIA as Responsible Entity for PAO. The experience of MOML and the resources available to it as a member of the Macquarie Bank Group allow MOML to make a positive contribution to the management of MOF and this is expected to continue for the Merged Entity. MOF has provided MOF Unitholders with a 11.7% accumulated return per annum over the last 10 years and was the best performing specialist office trust in the S&P/UBS Commercial 200 Accumulation Index over that period. Although past performance is no guarantee of future performance, this demonstrates the strength and experience of the MOML management team.

MOF total annual return vs S&P/UBS Commercial 200 Accumulation Index to 30 June 2004


%
14
12
10
8
6
4
2
0
5.9%
11.0%
9.4%
9.5%
9.1%
11.7%
12 months
5 years
10 years
S&P/UBS Commercial 200 Accumulation Index
MOF*

Source: UBS AG Australia Branch.
* Assumes 100% distribution reinvested.


Avaya House
123
EPPING
ROAD

Avaya House, North Ryde, NSW

100% owned by MOF.

Why you should accept the Offer

US management platform

Upon MOML being appointed as Responsible Entity for PAO, MOML will be responsible for the US funds management and strategy of PAO with assistance from PREI-US (the current asset manager of PAO). PREI-US manages or sub-advises over US$24.7 billion in commercial real estate assets. PREI-US is the fourth largest institutional real estate manager in the US. With 169 dedicated professionals and in-depth coverage of over 60 metropolitan real estate markets, PREI-US is a strong partner to ensure effective management of the Merged Entity's US portfolio. PREI-US has advised on over US$12 billion of transactions since 1997. With a significant acquisition pipeline, PREI-US supports a platform for future growth of the US portfolio of the Merged Entity.

Promenade II, Atlanta, GA



50% owned by PAO.

In accordance with the terms of the Asset Transfer and Facilitation Deed described in section 10.3 of this document, upon appointment as Responsible Entity for PAO, MOML has agreed to enter into an Investment Management and Advisory Agreement with PREI-US. Under the agreement, PREI-US will be responsible for the overview of the US asset portfolio of the Merged Entity, for the sourcing and reviewing of acquisitions for the Merged Entity and for the provision of asset management services for all US assets of the Merged Entity not currently managed by third party joint venture partners. MOML will retain the control, discretion and ultimate decision making authority over the strategic expansion and operations of the Merged Entity, including key leasing transactions, acquisitions and disposals.

Management structure for US portfolio of Merged Entity


MOML Board (majority independent)
Funds management MOML
Acquisition advisers Macquarie Capital Partners
US REIT operations MOML
Investment management and advisory PREI-US
MOF and PAO US assets

Investment strategy

MOF's overall strategy is to capitalise on MOML's proven expertise in office investment and management by investing in a portfolio of office buildings that offer a superior total return to MOF Unitholders underpinned by a secure income stream. This strategy will be employed for the Merged Entity. The acquisition of PAO by MOF is consistent with MOF's offshore expansion strategy. Upon successful completion of this Offer, MOF will continue to acquire assets in Australia and the US as opportunities arise that enhance unitholder returns. Further details of MOF's investment strategy are set out in section 1.4 of this document.

Enhanced geographic diversification and increased scale

The Merged Entity will own interests in 36 quality office properties located across 10 cities in the US and six states and territories in Australia. Holding units in the Merged Entity will reduce PAO Unitholders' current 100% exposure to fluctuations in the US office market as by value, the Merged Entity's portfolio will have a 55% weighting to Australian assets and 45% weighting to US assets. This enhanced geographic diversification will significantly reduce PAO Unitholders' exposure to fluctuations in any particular office market.

The Merged Entity will hold a portfolio which is more than double in area and value than PAO's current portfolio. In addition, the Merged Entity's reliance on income from the largest lease will be 5% (down from 7% for PAO stand alone) and average occupancy will be 94% (up from 91% for PAO stand alone as at 31 December 2003).

Merged Entity diversity by asset value


NSW 63%
VIC 20%
WA 5%
QLD 8%
SA 2%
ACT 2%
63%
20%
5%
55%
45%
Australian assets 55%
US assets 45%
14%
13%
11%
9%
10%
5%
Miami 14%
Chicago 13%
Indianapolis 12%
Washington 11%
Orlando 10%
Atlanta 9%
Los Angeles 7%
Boston 10%
Dallas 5%
Delaware 9%

Total net lettable area (m²)*


449,601
370,369
819,971
MOF pre
PAO pre
Merged Entity
US NLA
Australian NLA

Total property assets (A$m)*


1,832
1,269
3,101
1,399
MOF pre
PAO pre
Merged Entity
US assets
Australian assets

* Based on PAO 31 December 2003 annual report, adjusted for recent PAO revaluations. A$/US$ of 0.71 has been assumed.

Why you should accept the Offer


700 Thirteenth St, NW, Washington DC

100% owned by PAO.

Significant risks of holding units in the Merged Entity

There are a number of factors which may have an impact on the future performance of the Merged Entity, many of which are common to the factors currently affecting the performance of MOF or PAO. PAO Unitholders should be aware that an investment in the Merged Entity has several risks which are associated with investing in both property and listed securities. They include risks which affect the general economy and stockmarket, risks that arise from property market fluctuations, specific risks which affect the Merged Entity, and risks which arise from the Offer.

Details of the major risk factors which may affect the Merged Entity are set out in section 8 of this document and you should read that section in its entirety before deciding whether to accept the Offer. The main risk associated with investing in the Merged Entity relative to PAO is that, as a unitholder in the Merged Entity, PAO Unitholders will hold interests in a portfolio with a 55% weighting to Australian assets and 45% weighting to US assets (by value), as opposed to 100% to US assets.

This enhanced geographic diversification will significantly reduce PAO Unitholders' exposure to fluctuations in any particular office market. However, it will result in PAO Unitholders being exposed to fluctuations in the Australian office market when they currently have no such exposure. Details of MOF's portfolio are outlined in section 1.3 of this document.

Other significant information regarding the Merged Entity

Cost of investing in the Merged Entity

The cost to you of investing in the Merged Entity is the portion of your PAO Units which you will transfer to MOML in exchange for 1.06 MOF Units if you accept the Offer.

You will not pay brokerage fees if you accept the Offer (unless you are a Foreign PAO Unitholder).

On an ongoing basis, MOML is entitled to remuneration for acting as the Responsible Entity for MOF. Details of MOML's fees and costs are set out in section 2.5 of this document. You should read all of the information about fees and costs, as it is important to understand their impact on an investment in MOF.

Pre-emptive rights

A description of any joint ownership agreements or other agreements in place which contain provisions that include pre-emptive rights upon a change of Responsible Entity for MOF is given in section 1.9 of this document.

A brief description of PAO's co-ownership agreements is given in section 3.4 of this document.

Borrowings

Details of MOF's financing facilities are provided in section 1.8 of this document.

Brief details of PAO's financing facilities are provided in section 3.3 of this document.

Dispute resolution system

A description of MOF's dispute resolution system that covers complaints by MOF Unitholders is set out in section 1.7.3 of this document. This system will continue to be employed for the Merged Entity.

Taxation implications

For PAO Unitholders who are tax residents in Australia and who hold PAO Units on capital account for the purposes of investment, scrip for scrip rollover relief may be available to defer taxation of any capital gain attributable to the MOF Units received upon accepting the Offer. Different consequences will apply for PAO Unitholders who are not tax residents in Australia.

You will not pay any stamp duty or GST if you accept the Offer.

The Australian taxation consequences of owning MOF Units are similar in most respects to ownership of PAO Units. As MOF's activities are limited to the owning of property primarily for the purpose of deriving rent, MOF is not treated as a public trading trust and therefore it is not taxed in the same way as a company. Accordingly, as a MOF Unitholder you will be taxed on your share of the income of MOF in accordance with the information provided to you in the annual taxation statement. However, given that a greater proportion of MOF's income will be Australian sourced income (as compared to PAO on a stand alone basis), the distributions on MOF Units are likely to include a lower proportion of foreign sourced income and accordingly will include less foreign tax credits.

Details of the taxation implications of accepting the Offer and holding MOF Units are set out in section 9 of this document.

Socially responsible investment

A description of MOF's policy on socially responsible investment is set out in section 1.7.4 of this document. This policy will continue to be applied for the Merged Entity.

Further information on MOF and MOML

MOF and MOML are subject to regular reporting and disclosure obligations. Copies of any documents lodged with ASIC in relation to MOF and MOML may be obtained from, or inspected at, an office of ASIC. Copies of any documents lodged with ASX in relation to MOF are available for viewing on the ASX website: www.asx.com.au. Further information about MOF can be found on the website: www.macquarie.com.au/officetrust. For further details, see section 1.11 of this document.



Pasadena Towers, Pasadena, Los Angeles, CA

75% owned by PAO.

Overview of MOF

MOF has a market capitalisation of approximately $1.1 billion and is only one of eight listed property trusts and the only listed property trust investing in the commercial office sector to rank highly in the BDO Listed Property Trust Survey over the last four years.

MOF's $1.8 billion portfolio comprises 25 office property investments located across Australia and the US.

MOML is the Responsible Entity for MOF and is a wholly owned subsidiary of Macquarie Bank Limited.


BANK ONE

One & Three Christina Center, Delaware, US

80% owned by MOF.

Features

- $1.8 billion total property assets
- Total accumulated returns for the last 10 years to 30 June 2004 of 11.7% per annum
- Recognised by a number of industry awards
- Focus on delivering superior total returns

Property portfolio

- 25 office property investments
- 449,601 m² of space*
- 95% occupancy rate
- 80% tenant retention rate since listing in 1993
- 5.6 year average unexpired lease term
- 70% income derived from government and investment grade tenants



No. 1 Martin Place, Sydney, NSW

50% owned by MOF.



Allianz Centre, Sydney, NSW

50% owned by MOF.

Stable management

- MOML has managed MOF since its listing in 1993
- Macquarie Property and its associates have over $15 billion of property assets under management (including MOF)
- MOML has a majority independent board
- MOML Chief Executive Officer continuity since 1995

* Space reflective of % ownership.
The above information is given as at 30 June 2004.

01 Profile of MOF

1.1 Overview of MOF

MOF is a sector specific property trust with investments in quality commercial office properties throughout Australia and has recently expanded its portfolio to include office assets in the US. MOF was listed on ASX on 9 December 1993 and is currently ranked approximately 85 in the S&P/ASX 100 Index. It has a market capitalisation of approximately $1.1 billion and total property assets of approximately $1.8 billion.

MOF and Macquarie Property are innovators in the listed property trust (LPT) sector:

- MOF was the first commercial LPT to introduce commercial mortgage backed securities;
- MOF was the first LPT to offer unitholders a unit purchase plan;
- MOF was the first LPT to issue reset convertible preference units (see section 1.10); and
- Macquarie Bank Group's suite of LPTs was the first to align the interests of management and unitholders via the introduction of performance based management fees.

1.2 Financial performance

MOF Unitholders have enjoyed consistent earnings and distribution growth. However, in 2004 distributions were reduced to 10.25 cents per unit (cpu) following the Australian Taxation Office vacating MOF's Adelaide property and the resultant reversion to market rents.

MOF has accumulated $14 million of undistributed income which may enhance distribution growth from its current level. The chart below illustrates the annual distributions over the past six years:

MOF distribution history


cpu
11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
10.56
10.66
10.77
10.92
11.00
10.25
1999
2000
2001
2002
2003
2004

MOF Unitholders have also benefited from growth in the underlying value of the property portfolio. Since MOF's listing, the NTA of MOF's portfolio has grown on average by 2.4% per annum. The following chart illustrates the growth in the NTA of MOF's portfolio over the past six years:

MOF NTA history


$
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.98
1.04
1.12
1.14
1.12
1.14
1999
2000
2001
2002
2003
2004

MOF has undergone significant growth in asset base from two properties on listing, to its current portfolio of 25 property investments, representing a growth in its property asset value from $119 million to $1.8 billion.

MOF's accumulated return has a history of strong performance relative to the office property trust sector. MOF's total accumulated return of 11.0% over the past 12 months to 30 June 2004 has outperformed the S&P/UBS Commercial 200 Accumulation Index return of 5.9%. MOF's stability is borne out by it being the best performing commercial office trust over a 10 year period, outperforming the S&P/UBS Commercial 200 Accumulation Index over the same period.

01 Profile of MOF

1.3 MOF's portfolio

1.3.1 Portfolio

MOF has a portfolio of 25 office property investments throughout Australia and the US. In December 2003, MOML commenced its strategy of offshore expansion for MOF with the acquisition of an 80% interest in two office properties in Wilmington, Delaware, a sub-market of the greater Philadelphia region.

Property	NLA (m^2)	Purchase date	Independent valuation $ million	Valuers' market cap rate	Occupancy (% NLA)
One & Three Christina Center, Delaware, US (80% interest)	58,788	Dec 2003	$130.0[a] (July 2003)	8.50%	100%
Citigroup Centre Sydney, NSW (50% interest)	75,362	Dec 2001	$287.5[b] (Dec 2003)	7.07%	100%
No. 1 Martin Place Sydney, NSW (50% interest)	40,535	May 2002	$217.5[c] (Jun 2004)	6.70%	100%
2 Market Street Sydney, NSW (50% interest)	34,957	Jan 2004	$111.8[d] (Dec 2003)	7.25%	99%
Elizabeth Plaza North Sydney, NSW	7,893	Jul 1997	$44.0 (Dec 2002)	8.25%	72%
NCR House North Sydney, NSW	11,200	Jun 2000	$53.0 (Dec 2003)	8.20%	98%
The Denison North Sydney, NSW	15,079	Feb 2001	$80.0 (Dec 2002)	8.00%	87%
Charter Grove St Leonards, NSW	18,165	Jul 1996	$66.5 (Jun 2002)	8.75%	100%
Avaya House North Ryde, NSW	16,835	Mar 2001	$63.8 (Dec 2002)	8.50%	83%
Wentworth Place Parramatta, NSW	7,719	Jul 1997	$21.4 (Dec 2002)	9.50%	100%
The Lang Centre Parramatta, NSW	8,744	Jul 1998	$29.3 (Jun 2003)	8.75%	100%
Telstra Towers Burwood, NSW	16,305	Apr 1994	$52.0 (Jun 2002)	9.25%	69%
Australian Taxation Office Newcastle, NSW	14,157	Nov 1995	$40.0 (Jun 2004)	10.00%	100%

(a) MOF's 80% interest A$/US$0.71.
(b) MOF's 50% interest.
(c) MOF's 50% interest.
(d) MOF's 50% interest.
The above information is given as at 30 June 2004.

Major tenants	Lease maturity for major tenants	Property rent reviews
Bank One Delaware – 91%	2010 to 2017	Generally fixed
Citibank Limited – 46% Gilbert & Tobin – 12% Sparke Helmore – 7%	2014 2012 2008	Fixed and market
Macquarie Bank – 74% ASIC – 26%	2014 2010	Fixed until 2010
Allianz Australia – 52%, Royal & SunAlliance – 21% BDO – 10%	2008 2006 2009	Fixed and market
APN – 15% Knight Frank – 8% United Group – 7%	2007 2006 2007	Combination of market, fixed and CPI
NCR Australia – 64%	2008	NCR Australia's reviews alternate between CPI and market, other tenancies generally market or fixed
Young & Rubicam – 23% St George Bank – 9% APC – 6% Computer Fleet Management – 6% Oakton – 6%	2008 2004 to 2009 2005 2004 2004	Fixed and market
NSW Govt – 44% Coca-Cola Amatil – 24% IBM Global – 12% Fitness First – 17%	2005 2013 2005 2014	Combination of market, fixed and CPI
Avaya Australia – 39% Amgen Australia – 11% IMS Health – 11%	2006 2009 2009	Combination of market, fixed and CPI
Telstra – 94%	2005	Two yearly to market
NSW Govt – 100%	2007	Fixed
Telstra – 69%	2004 and 2009	Fixed and market
Cth Govt – 100%	2010	Two yearly to market

01 Profile of MOF

Property	NLA (m²)	Purchase date	Independent valuation $ million	Valuers' market cap rate	Occupancy (% NLA)
Argus Centre Melbourne, VIC	32,991	Dec 1998	$110.0 (Jun 2003)	8.50%	100%
Zurich House Melbourne, VIC	17,635	Jan 2000	$47.0 (Jun 2003)	9.25%	100%
150 Lonsdale Street Melbourne, VIC	28,517	Dec 1998	$75.0 (Jun 2003)	8.50%	100%
Pura House Melbourne, VIC	17,794	Sep 1999	$58.3 (Dec 2003)	8.00%	95%
Australian Taxation Office Moonee Ponds, VIC	22,107	Dec 1993	$57.0 (June 2004)	8.25%	100%
Naylor House Adelaide, SA	17,473	May 1996	$42.0 (Jun 2003)	8.50%	60%
Australian Taxation Office Northbridge, WA	23,536	Dec 1993	$58.5 (Dec 2003)	9.50%	100%
1100 Hay Street West Perth, WA	7,262	Dec 1997	$22.8 (Dec 2003)	8.25%	100%
Capital Hill Brisbane, QLD	10,653	Jun 1999	$32.0 (Jun 2003)	8.50%	100%
175 Eagle Street Brisbane, QLD	23,695	Sep 2002	$96.0 (Jun 2002)	7.75%	91% (100% inc. rent guarantee)
Australia Place Canberra, ACT	9,384	Oct 1996	$37.0 (Jun 2004)	8.75%	100%

Major tenants	Lease maturity for major tenants	Property rent reviews
Telstra – 71%	2005	Fixed and market
Cth Govt – 29%	2011	
Minister for Finance – 56%	2004	
Zurich – 17%	2006	Fixed and market
Recoveries Corp – 9%	2007	
VIC Elec Comm – 9%	2012	
Cth Govt – 62%	2004	
Australia Post – 12%	2005	Mostly fixed, with some two yearly market
Telstra – 8%	2004 to 2006	
Mayne Group – 26%	2007	
National Foods – 21%	2008	
Beca – 10%	2004	Fixed and market
Leighton Contractors – 9%	2004	
Pearson Education – 9%	2012	
Cth Govt – 100%	2013	Two yearly to market
Cth Govt – 47%	2013	Annual fixed with market in year six
Cth Govt – 96%	2007	Mostly fixed
Technip Coflexip – 39%	2008	
Cth Govt – 26%	2010	Combination of market, fixed or CPI
Telstra – 20%	2006	
Ford Credit – 10%	2006	
QLD Govt – 82%	2008	Two yearly to market
Credit Union Aust – 21%	2012	
Deacons Lawyers – 20%	2012	Combination of market, fixed or CPI
AON Corporation – 12%	2012	
Cth Govt – 100%	2012	Fixed 8.5% rent review every two years, market review in 2008 and 2010

01 Profile of MOF

1.3.2 Portfolio statistics

MOF tenant diversity by net income


Commonwealth Govt 22%
State Govt 7%
Telstra 10%
Investment grade corporates 31%
Parking 5%
Other 25%
22%
7%
25%

One of MOF's key objectives is to secure government and investment grade customers to provide MOF Unitholders with a secure underlying income.

MOF diversity by asset value

MOF provides a geographically diversified portfolio, with exposure to key markets across Australia and the US:


NSW 63%
VIC 20%
WA 5%
QLD 8%
SA 2%
ACT 2%
63%
5%
2%
93%
7%
100%
Delaware 100%
Australian assets 93%
US assets 7%

MOF lease expiry profile


%
60
50
40
30
20
10
0
4% 5%
17% 11%
10% 10%
16% 11%
10% 9%
31% 54%
Vacant
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09+
30-Jun-03
30-Jun-04

MOF's leasing success over the past 12 months has significantly reduced lease expiry risk over the next three years. MOF currently has a weighted average lease expiry of 5.6 years.

1.4 Investment strategy

MOF's overall strategy is to capitalise on MOML's proven expertise in office investment and management by investing in a portfolio of office buildings that offer a superior total return to MOF Unitholders underpinned by a secure income stream.

To achieve this strategy, MOF's formula is:


Quality customers
Larger space users
Larger floor plates
Affordable rents
Growth markets
Higher customer retention and superior returns

MOF's objectives are to:

- seek and evaluate property assets that provide an attractive return relative to MOF's cost of capital;
- focus on major lease renewals well before lease expiry and seek to retain existing customers by delivering property amenities and services that meet their changing needs;
- minimise occupancy costs to customers, whilst maintaining service levels, through bulk purchasing and energy saving initiatives;
- sustain and improve income growth by maintaining a diversified portfolio of assets;
- overweight the portfolio to strengthening markets with prospects for superior rental growth;
- maximise the investment return by preferring properties that represent good value for level of risk, offer large floor plates to accommodate the needs of large space users, appeal to government and investment grade corporate customers and are cost efficient;
- invest up to 15% of total assets in risk mitigated office development opportunities that can enhance returns if suitable opportunities arise; and
- divest assets where the opportunity exists to maximise value.

Offshore investment strategy

In the 2003 annual report, MOF confirmed its intention to focus on exploring offshore expansion in the US. The property, legal and financial characteristics in the US are well understood and transparent. Additionally, these markets offer attractive risk adjusted returns and are characterised by wider investment choice, attractive property yields and low transfer costs.

The offshore investment strategy entered its execution phase with the acquisition of an 80% interest in One & Three Christina Center in Delaware in December 2003. These A-grade US office towers are located in the central business district of Wilmington, Delaware, a sub-market of the greater Philadelphia region and centrally positioned on the US eastern seaboard. These properties were acquired in partnership with Brandywine Realty Trust, which is a real estate operating company organised as a REIT and operating predominantly in the Mid-Atlantic region of the US. Brandywine Realty Trust contributed the assets to the venture and has retained a 20% interest in them. These properties have very strong fundamentals with 91% leased to Bank One and an average lease term of 10.5 years. These properties have added diversity to MOF's portfolio while significantly improving earnings.

Following successful completion of the Offer, MOF will continue to acquire assets in Australia and the US as opportunities arise that enhance unitholder returns.


BANK ONE

One & Three Christina Center, Delaware, US

80% owned by MOF

01 Profile of MOF

MOF will seek US property investments that meet the majority of the following criteria:

- class A property, that is preferably modern or recently upgraded;
- substantially leased to quality customers;
- will improve MOF's average lease maturity length and has limited short term lease expiry;
- is consistent with MOF's objective of holding a geographically diversified portfolio in both CBD and prime suburban locations and overweight to stronger or improving markets;
- acquisition cost at or below replacement cost; and
- will be accretive to earnings in the near to medium term.

Argus Centre, Melbourne, VIC



100% owned by MOF

Acquisitions will be subject to the same total return criteria successfully applied to Australian investments. Additionally, MOF will seek to substantially mitigate movements in US interest rates, NTA volatility and the repatriation of US$ income to Australia by employing carefully selected capital management techniques. This will help allow the property fundamental benefits to flow to investors.

1.5 Management of MOF

The manager and Responsible Entity for MOF, MOML, is a 100% owned subsidiary of Macquarie Bank Limited. MOML has been the Responsible Entity for MOF since MOF's listing in 1993.

Macquarie Bank Group is a leading Australian financial institution that has been trading as a licensed bank since March 1985. Macquarie Bank Group was formed from its predecessor, Hill Samuel Australia Limited, which has been operating in Australia since 1969. Macquarie Bank Group has now grown to employ over 5,700 staff and is a market leader in a range of businesses including investment banking, foreign exchange, bullion and futures trading, corporate finance and stockbroking. In addition to MOF, Macquarie Bank Group manages or administers approximately $62.6 billion in superannuation, institutional and personal investments across a broad range of assets including infrastructure, Australian and international equities, property, money market, mortgages and fixed interest securities. Macquarie Bank Limited was listed on ASX in July 1996.

Macquarie Property is one of the largest dedicated property funds management teams in Australia. *Macquarie Property and its associates have total assets* (existing or under construction) of over $15 billion under management held in 25 separate listed and unlisted vehicles including MOF.

The experience of MOML and the resources available to it as a member of the Macquarie Bank Group allow MOML to make a positive contribution to the management of MOF, providing expert advice and assistance in areas such as:

- MOF's overall strategy;
- asset management;
- offshore expansion;
- property acquisitions and divestments;
- debt raising, interest rate and foreign exchange management; and
- communication with MOF Unitholders.



No. 1 Martin Place, Sydney, NSW

50% owned by MOF.

MOF has access to the resources of the award winning Macquarie Property Research team which has been recognised by the Australian Property Institute for its excellence. The team draws on expertise and resources from across the Macquarie Bank Group on broad political and economic issues as well as the unique perspective of Macquarie Property. Macquarie Property is active in all sectors of the property market, property capital markets and niche overseas segments.

Sustainability initiatives

MOF has integrated the principles of sustainability into the day to day management of the properties under its direct control. The initiatives and recognition detailed below demonstrate that an alignment of all stakeholder needs (unitholders, tenants, environments) can be achieved through best practice management:

- Australian Building Greenhouse Rating – 2003 Corporate Leadership Award to Macquarie Asset Services Limited (MASL);
- sustainable energy reductions with directly proportional cost savings;
- promotion and utilisation of renewable energy sources including green power;
- consideration of energy efficiency as part of the selection criteria for plant and equipment replacement; and
- joint initiatives with water supply authorities to reduce water consumption.

Brief profiles of the directors of MOML are as follows:

Mr David Clarke, AO
Executive Chairman

David is the Executive Chairman of Macquarie Bank Limited. He was previously Managing Director and then Chairman of Macquarie's predecessor organisation, Hill Samuel Australia Limited. David has extensive experience as a Chairman and is currently Chairman of Macquarie Goodman Management Limited and the management companies of Macquarie CountryWide Trust, Macquarie ProLogis Trust and Macquarie Goodman Industrial Trust. He is Chairman of McGuigan Simeon Wines Limited, the Wine Committee of the Royal Agricultural Society of NSW, the Sydney Advisory Board of the Salvation Army and the Opera Australia Capital Fund.

Mr George Bennett
Independent Director

George was the Executive Chairman of KPMG Peat Marwick in Australia and a member of the KPMG International Executive Committee until 1993. He is a director of Australian Pipeline Limited, Brazin Limited, Macquarie Leisure Management Limited, Fantastic Holdings Limited and a number of private companies.

Mr James Broadbent
Independent Director

Jim has over 30 years experience in the property investment and funds management industry including 10 years to 1998 as Managing Director of MEPC Australia Limited, a major property investment and development company. He is a qualified Real Estate Valuer, a fellow of the Australian Property Institute and an Associate of the Real Estate Institute. His previous experience includes being a director of the management companies of the Austore Property Trust and the Oakford Property Trust.

Mr Roger Davis
Independent Director

Roger is currently a Consulting Director at NM Rothschild (Australia) Limited. He has 25 years experience in banking and investment banking in Australia, the US and Japan, including over 20 years with CitiGroup as a Managing Director and more recently with ANZ as a Group Managing Director. He is a qualified CPA and Chairman of Pengana Managers Limited and a National Director of Foodbank Australia Limited. His previous experience includes chairmanship of Esanda and directorships of CitiTrust (Japan) and Citicorp Securities Inc.

01 Profile of MOF

Mr William Moss
Executive Director

William is Group Head and Chief Executive of Macquarie Bank Group's Banking and Property Group and is responsible for the Bank's property, mortgages and banking businesses. William has over 28 years experience in the banking and finance industry. He is Chairman of Medallist Developments and a director of Macquarie ProLogis Management Limited, Macquarie Leisure Management Limited, Macquarie Goodman Management Limited and Macquarie DDR Management Limited.

Mr Stephen Girdis
Alternate Director for David Clarke

Stephen is an Executive Director and the Head of Macquarie Property. He is a director or alternate director of all of the management companies of Macquarie's listed and unlisted property funds management businesses. Stephen has over 22 years experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia. He is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture.

Mr Simon Jones
Chief Executive Officer and Alternate Director for William Moss

Simon is an Executive Director of Macquarie Bank Limited, Joint Head of Macquarie's Property Investment Management division and an alternate director of Macquarie Direct Property Management Limited. As Chief Executive Officer, Simon has responsibility for the overall co-ordination of MOF's activities, including strategy, financial management, acquisition and development assessment, marketing and Board reporting.

Brief profiles of the senior management team of MOML are as follows:

Mr Adrian Taylor
General Manager

Adrian has 12 years experience in property funds management and the LPT industry. Adrian is involved in co-ordinating MOF's activities including strategy, financial management, acquisition and disposal assessment, marketing and Board reporting.

Ms Jill Rikard-Bell
US General Manager

Jill has 14 years experience in the property funds management industry in the UK and Australia. Jill is responsible for co-ordinating the property asset management functions across the portfolio and is involved in the strategy, financial management, acquisition and disposals, marketing and Board reporting.

Mr John Wright
Company Secretary

John has been responsible for the administration of MOF for the past seven years. John has over 30 years experience in chartered accounting, merchant banking and funds management, has filled the roles of Finance Director and Company Secretary for two merchant banks and has successfully developed retail funds management products.

Mr Douglas Hunt
Compliance Manager

Douglas is responsible for MOF's compliance with applicable laws and other requirements. A solicitor and chartered accountant, Douglas has been employed within the Macquarie Bank Group for over seven years and is currently the Legal and Compliance Manager for MOF.

Ms Amanda Ward
Marketing Executive

Amanda has been employed within the Macquarie Bank Group for four years and is responsible for unitholder communications and marketing activities for MOF.

1.6 Corporate governance

MOML has adopted an overall corporate governance framework that is designed to meet best practice and which recognises that an effective corporate governance culture is critical to the success of MOF.

MOF's 2003 annual report outlined in detail MOF's response to ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations" (ASX Principles) and the Macquarie Bank Group corporate governance policy. Set out below is a brief statement of certain corporate governance practices that MOML has in place as a result of being part of the Macquarie Bank Group:

1.6.1 Appointment to the Board

MOML is a member of the Macquarie Bank Group and is subject to the corporate governance principles applied across the group's specialist funds management activities (Macquarie Policy). The key corporate governance impact of the Macquarie Policy is the requirement to have a majority of independent directors. The following guidelines have been developed for application within the Macquarie Bank Group regarding Board membership:

- new appointments to the Board must be nominated by Macquarie Bank Limited and require approval of the full Board of MOML;
- independent directors are to comprise a majority of the Board;
- the Board is to be comprised of directors with an appropriate range of qualifications and expertise;
- directors can be removed by MOML's ultimate shareholder, Macquarie Bank Limited, in its absolute discretion and at any time; and
- the chairman of the Board is to be a Macquarie Bank Group executive. The chairman must be nominated by Macquarie Bank Limited and requires the approval of the full Board of MOML.

To ensure the Board has the benefit of regular new input and to avoid the potential for loss of objectivity over time, all directors will retire after a maximum of 12 years service, commencing from 2003.

1.6.2 Independent directors

In determining the status of a director, the Board has adopted the standards of independence required by the Macquarie Policy.

The Board Charter provides that all independent directors will meet at least once per year in the absence of management and at other times as they determine.



The Denison, North Sydney, NSW

100% owned by MOF.

1.6.3 Appointment criteria

The following guidelines have been adopted by Macquarie Bank Limited and the Board to apply to director nominations:

Candidates for director must possess:

- integrity;
- particular expertise (sector and functional) and complement the skill set of the existing Board;
- reputation and standing in the market; and
- in the case of prospective independent directors, independence (as prescribed by the Macquarie Policy) from the Macquarie Bank Group.

As all nominations are made by Macquarie Bank Limited, a Nominations Committee as recommended in ASX Principles has not been established as Macquarie Bank Limited effectively manages the selection and appointment of new directors using its own resources.

01 Profile of MOF

1.6.4 Chairman

MOF has a sector specific strategy with a core objective of producing superior risk-adjusted total returns relative to comparable investments. To meet this objective, a range of property, property management, financial organisational and governance skills is required. Given the reliance on resources from within the Macquarie Bank Group, it has been decided that David Clarke, the Executive Chairman of Macquarie Bank Limited, be the Executive Chairman of MOML. This represents a departure from ASX Principles.

The executive chairman does not exercise the role of Chief Executive Officer. That role is performed by Simon Jones.

1.7 MOF's structure

1.7.1 Related party transactions

The Macquarie Bank Group employs over 5,700 staff and as part of its existing business is able to offer various resources in areas where MOF will be seeking professional support.

These resources will be provided on an "arm's length" basis at normal commercial rates.

Examples of areas in which the Macquarie Bank Group may provide such resources are equity underwriting, property due diligence, property management, property agency including facility management and leasing, project management, accounting, print design, and corporate advisory and development advisory.

In the course of normal activity, the Macquarie Bank Group, as principal, financier or adviser may have a financial interest in properties acquired by MOF. The Macquarie Bank Group may also provide interest rate management and cash management products to MOF.

All amounts payable to related parties of MOML are subject to the approval of the independent directors.

1.7.2 Conflict resolutions

In order to resolve any conflicts which may arise out of the above arrangements, the following procedures have been put in place.

No transactions will be entered into by MOML with a member of the Macquarie Bank Group, or where the Macquarie Bank Group has an interest (other than its role as manager), unless that transaction has been approved by a majority of the independent directors. The Macquarie Bank Group executives who are directors do not vote on these resolutions. In this context, "transactions" is given a very wide meaning and includes all approvals, consents, waivers and agreements required.

175 Eagle Street, Brisbane, QLD



100% owned by MOF.

Any decision to make a claim against any member of the Macquarie Bank Group is to be determined by the independent directors only. In addition to these mechanisms:

- the directors of MOML are under a fiduciary duty to MOF to act in MOF's best interests in relation to decisions affecting MOF when they are voting as a member of the Board; and
- Listing Rules require MOF Unitholder approval in relation to asset purchases by MOF from interests associated with MOML which represent more than 5% of MOF Unitholders' equity at the last balance date.

The directors and executive staff of MOML are expected to act with integrity and honesty at all times. The executive directors and the executive staff of MOML are employees of the Macquarie Bank Group and have adopted the code of ethics prescribed by the Macquarie Bank Group.

1.7.3 Dispute resolution system

All complaints relating to MOF are governed by the procedures which apply to all property trusts and responsible entities managed within the Property Investment Management division of Macquarie Bank Group.

Staff receiving verbal complaints will attempt to settle them immediately to the satisfaction of the complainant or will involve another staff member who may be able to resolve the complaint. Verbal complaints which cannot be resolved in a timely manner as well as all written complaints will be referred to the complaints officer.

Where a complaint remains unresolved (eg where a remedy is not offered or not instigated or where a remedy offered is not accepted by the complainant), the complaint may fall within the terms of reference of MOF's external complaints scheme, the Financial Industry Complaints Scheme (FICS). Complainants in this category will be sent details of how to contact FICS, an independent external complaints handling body approved for this purpose by ASIC.

Where a complainant has referred a complaint to FICS, the complaints officer shall comply with the procedures set out in the terms of reference of the Financial Services Complaints Resolution Scheme as amended from time to time. Once referred and once relevant time periods to settle the complaint have expired, FICS will work with the complainant and MOML to seek a mutually acceptable resolution of the complaint.

To contact FICS, unitholders should telephone its offices on 1300 780 808 or write to it at PO Box 579, Collins Street West, Melbourne VIC 8007.

1.7.4 Socially responsible investment

In view of the nature of property investment, MOML does not take into account labour standards, environmental, social or ethical considerations, in selecting, retaining or realising investments for MOF.

1.8 Funding

MOF has on issue A$522 million of commercial mortgage backed securities (CMBS). These CMBS are secured by registered first mortgages over 18 of MOF's Australian properties and MOF's investments in Australian joint venture entities.

On the basis of the facts and information known to MOML at the time of preparation of this Bidder's Statement, it is MOML's current intention, upon reaching 100% control of PAO, to enter into arrangements whereby substantially all of the Merged Entity's A$ denominated debt is translated to US$. This will provide an enhanced capital hedge for the Merged Entity by matching the value of US$ assets with US$ liabilities. Therefore, as one increases in value, the other decreases in value and the Merged Entity's A$ NTA will remain largely protected from fluctuations as a result of currency movements.

MOF also has:

- facilities with Westpac Banking Corporation (Westpac) totalling A$150 million and drawn to A$40 million. The facilities are secured on existing MOF assets and are on normal commercial terms; and
- an US$35.5 million subordinated debt facility with Westpac which currently has US$35.1 million drawn down. The facility is on normal commercial terms.

MOF's gearing (debt to total assets) as at 30 June 2004 was approximately 36%.

01 Profile of MOF

1.9 Joint ownership agreements

Joint ownership agreements to which MOML is a party in relation to MOF's properties are outlined below:

- Citigroup Centre, 2 Park Street, Sydney – 50% held by Macquarie Park Street Trust and 50% held by General Property Trust. A joint ownership agreement exists in relation to this property. The provisions of this agreement are open to interpretation in respect to a change in Responsible Entity for MOF or change in control of Responsible Entity and one interpretation is that such a change may give pre-emptive rights to the co-owner of the property;
- No. 1 Martin Place, Sydney – 50% held by MOF and 50% held by Macquarie Martin Place Trust. A co-ownership agreement exists in relation to this property. The provisions of this agreement include mutual pre-emptive rights upon a change of Responsible Entity or change of co-owner in relation to both MOF and Macquarie Martin Place Trust. In addition, the unit acquisition agreement pursuant to which MOF is to acquire up to 1,000,000 units per quarter in Macquarie Martin Place Trust at a price equal to the NTA of those units will cease upon termination of the co-ownership agreement.



Pura House, Melbourne, VIC

100% owned by MOF.

Finally, the call option agreement exercisable between 1 July 2007 and 31 March 2009 allowing MOF to acquire the remaining 50% of No. 1 Martin Place from Macquarie Martin Place Trust would terminate upon a change of Responsible Entity for MOF or upon the Responsible Entities of the co-owners ceasing to be related bodies corporate;

- Allianz Centre, 2 Market Street, Sydney – 50% held by MOF and 50% held by Allianz Australia. A co-ownership agreement exists in relation to this property. The provisions of this agreement include mutual pre-emptive rights where either party wishes to sell their interest; and
- One & Three Christina Center, Delaware – 80% held by MOF and 20% held by Brandywine Realty Trust. A co-ownership agreement exists in relation to this property. The provisions of this agreement include mutual pre-emptive rights upon a change in control of the Responsible Entity for MOF or Brandywine Realty Trust, or if MOF or a Macquarie Bank Group member owns less than 50% of Macquarie Office LLC.

1.10 Macquarie Park Street Trust

Macquarie Park Street Trust is a sub-trust of MOF which was formed for the purpose of holding a 50% interest in 2 Park Street Trust, which is the entity that through a sub-trust owns the Citigroup Centre at 2 Park Street, Sydney. MOML is the Responsible Entity for Macquarie Park Street Trust. Macquarie Park Street Trust is listed on ASX and its Reset Convertible Preference Units (RePS) are quoted under ASX code as "MORPA".

In December 2001, Macquarie Park Street Trust issued $90 million of RePS to partially finance the acquisition of its 50% interest in 2 Park Street Trust. The RePS were issued to diversify MOF's equity capital base. As at the date of this Bidder's Statement, 900,000 RePS were on issue.

It is a term of the RePS that, during the 12 month period to 31 December 2006, MOML must issue a "reset notice" specifying the new RePS terms to apply from the first "reset date". Investors not wishing to retain their RePS may request conversion. Where investors elect to convert, MOML will, at its election:

- convert the RePS into MOF Units; or
- purchase the RePS for cash; or
- arrange that the RePS be acquired by a third party and that the proceeds be paid to the RePS holder.

In addition, during the 12 month period to 31 December 2006, MOML may issue a "conversion notice" forcing conversion (or purchase at an equivalent value). This right can still be exercised when a holder has not requested conversion.

In each case, the price for conversion or purchase will be a 5% discount to the VWAP of MOF Units traded on ASX during the 25 business days immediately preceding the date of conversion or purchase.

1.11 Public announcements by MOF

MOF and MOML are disclosing entities for the purposes of the Corporations Act. As disclosing entities, they are subject to regular reporting and disclosure obligations. MOF and MOML are required to lodge various documents with ASIC. Copies of any documents lodged with ASIC in relation to MOF and MOML may be obtained from, or inspected at, an office of ASIC.

MOML will provide a copy of the following documents (free of charge) to any person who asks for these during the Offer Period:

- the annual financial report of MOF most recently lodged with ASIC;
- the half year financial report of MOF most recently lodged with ASIC; and
- any continuous disclosure notices given by MOF in the period between lodgement of the annual financial report referred to above and the lodgement of this Bidder's Statement with ASIC. A list of announcements made by MOF since 31 December 2003 appears in Annexure D.

MOF is subject to the Listing Rules which require MOML to continuously disclose information relating to MOF. Copies of any documents lodged with ASX in relation to MOF are available for viewing on the ASX website: www.asx.com.au or hard copies can be requested by calling ASX customer service during normal business hours on 1300 300 279.

A request for copies (free of charge) of these documents may be made to the company secretary of MOML at Level 13, No. 1 Martin Place, Sydney NSW 2000 or by contacting the Offer information line, the telephone numbers for which are printed in the corporate directory at the front of this Bidder's Statement.

1.12 Announcement by MOF in relation to the Offer

On 28 July 2004, MOML, as Responsible Entity for MOF, announced its intention to make a takeover offer for all issued PAO Units.

A copy of the announcement is included as Annexure B.

1.13 Further information on MOF

Further information about MOF can be found on MOF's website: www.macquarie.com.au/officetrust.

02 Information about MOF Units

2.1 MOF securities

MOF is listed on ASX and MOF Units are quoted under ASX code "MOF". As at the date of this Bidder's Statement, the following quoted and fully paid securities were on issue:

Class of securities	Total on issue
MOF Units	956,806,949

2.2 Trading of MOF Units

MOF Units are traded on ASX. The latest recorded sale price of MOF Units on ASX before the public announcement of merger discussions on 19 July 2004 was $1.19 (on 16 July 2004).

The latest recorded sale price of MOF Units on ASX before the public announcement of the Offer on 28 July was $1.20.

The highest recorded sale price of MOF Units on ASX in the four months prior to the Announcement Date was $1.24 on 1 June 2004.

The lowest recorded sale price of MOF Units on ASX in the four months prior to the Announcement Date was $1.15 on 14 May 2004.

The following graph shows the price of MOF Units on ASX for the 12 month period to 27 July 2004:


$
1.30
1.25
1.20
1.15
1.10
1.05
1.00
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

Source: IRESS.

2.3 Distribution history of MOF Units

FY	Distribution (cpu)	Tax Advantaged	Taxable
1994(1)	5.65	37%	63%
1995	10.00	47%	53%
1996	10.30	53%	47%
1997	10.02	49%	51%
1998	10.30	51%	49%
1999	10.56	37%	63%
2000	10.66	42%	58%
2001	10.77	44%	56%
2002	10.92	49%	51%
2003	11.00	50%	50%
2004	10.25	52%	48%

(1) MOF listed on ASX on 9 December 1993.

Distribution Reinvestment Plan

MOF pays distributions on a quarterly basis. As an alternative to receiving cash distributions, MOF Unitholders may elect to participate in the DRP. The DRP enables MOF Unitholders to use cash distributions to purchase additional fully paid MOF Units, currently at a 2.5% discount to market. MOML may vary the discount, modify the DRP or suspend or terminate the operation of the DRP at any time. MOF Unitholders whose address on the MOF register is a place outside of Australia or New Zealand are not eligible to participate in the DRP.

2.4 Summary of the rights attaching to MOF Units

The following information is a summary of MOF's Constitution. MOF Unitholders have the right to acquire a copy of MOF's Constitution, free of charge, from MOML by contacting the Offer information line.

MOF Units issued pursuant to the Offer will in all respects rank equally with all other MOF Units.

2.4.1 Right to transfer MOF Units

MOF Unitholders may transfer MOF Units except where the Listing Rules apply and require that restricted securities not be transferred during the applicable escrow period. The most common form of transfer is by way of unit trades executed on ASX.

2.4.2 Right to income

MOF Unitholders who are on the MOF register at the close of business of the last business day of a distribution period (currently determined to be a calendar quarter), are presently entitled to the net income of MOF together with other amounts that MOML, as Responsible Entity, may determine. MOML is entitled to deduct amounts relating to tax (including US withholding tax) and other charges from the amounts to be distributed. Distributions must be made within two months of the end of the distribution period (if not reinvested). MOML has the power to offer MOF Unitholders the right to reinvest income in further MOF Units. The procedures are set out in the MOF Constitution.

2.4.3 Right to redemption

The MOF Constitution sets out the procedures for how MOF Unitholders may withdraw from MOF. These withdrawal procedures do not apply while MOF Units are officially quoted on ASX (including a suspension for less than 60 days).

2.4.4 Right to call and attend meetings

MOF Unitholders have a right to call and attend meetings as set out in the Corporations Act and the MOF Constitution.

2.4.5 Rights on winding up

The MOF Constitution sets out the procedures to be followed on winding up of MOF and MOF Unitholders' entitlements.

2.4.6 Liability of MOF unitholders

The liability of a MOF unitholder is limited to the amount, if any, which remains unpaid in relation to that unitholder's subscription for MOF units. In certain circumstances set out in the MOF Constitution, MOML is entitled to be indemnified by a MOF Unitholder or former MOF Unitholder to the extent that MOML incurs any liability for tax or other fees which MOML considers should be borne by a MOF Unitholder. MOF Units issued pursuant to the Offer will be issued as fully paid.

2.4.7 Other provisions

In addition, the MOF Constitution contains provisions governing:

- the nature of MOF Units;
- what happens in the case of a MOF Unitholder's death or legal disability;
- procedures for the issue and pricing of MOF Units;
- when and how a property is to be valued;
- how income is calculated and distribution of capital;
- the way payments are to be made and notices are to be given to MOML and MOF Unitholders;
- the powers, rights and liabilities and indemnities of MOML;
- the principal investment policy of MOF;
- retirement and removal of MOML;
- procedures for conducting MOF Unitholder meetings;
- restrictions on MOF Unitholders;
- duration and termination of MOF;
- how the MOF Constitution may be amended;
- how MOF Unitholder complaints are to be dealt with; and
- MOML's power to sell or redeem MOF unitholdings which comprise less than a marketable parcel as provided in the Listing Rules.

Some of the matters affecting unitholders which are not set out in the MOF Constitution but are contained in the Corporations Act include:

- maintenance of MOF's register of unitholders;
- specific duties of MOML and its officers;
- auditing of MOF; and
- the keeping of accounting and other financial records of MOF.

02 Information about MOF Units

2.5 Fees and costs payable to MOML

2.5.1 Fees and costs

This table below shows the fees and other costs that you may be charged from MOF. These fees and costs will be deducted from the returns on your investment or from the fund as a whole. Information on taxes is set out in section 9 of this document. You should read all of the information about fees and costs, as it is important to understand their impact on your investment in MOF. The fees shown below do not include GST.

Type of fee or cost	Amount	How and when paid
Administration costs are the fees and costs for operating MOF. They include expenses[1] incurred in operating MOF together with the administration fee (base fee) paid to MOML.	Expense recoveries: The expense recoveries after the acquisition of PAO are currently estimated as $42.08 per annum (plus GST) for an investment in MOF Units of $10,000 (assuming that this amount does not change). Base fee: The base fee is payable in accordance with the following scale: • 0.45% per annum (plus GST) of the total gross asset value of the fund, for the first $1 billion of fund assets; plus • 0.40%[2] per annum (plus GST) of the total gross asset value of the fund, for fund assets in excess of $1 billion. For example, for an investment in MOF Units of $10,000 (assuming that this amount does not change and total fund assets are $1.9 billion), the ongoing base fee would be $42.63 per annum (plus GST). This is calculated by applying the 0.45% per annum base fee to the first $1 billion of fund assets and the 0.40% per annum fee to the additional $0.9 billion of fund assets to arrive at a base fee of 0.4263%.	Expense recoveries: Paid within 30 days of invoice from fund assets. Base fee: The base fee is calculated as at the end of each half year ending 30 June and 31 December. The fee is payable to MOML in arrears at the end of each March, June, September and December quarter, with the first quarter payment being a part payment on account for the six month period.
Investment costs are the fees and costs for investing the assets – in this case, the performance fees paid to MOML.	See the "Important additional fee disclosure items" section 2.5.2 on the next page for further details.	The performance fee is a fee payable to MOML by the issue of new MOF Units if the performance of MOF exceeds a stated benchmark. The performance fee is calculated and payable, if applicable, each half year at December and June.

(1) These may include certain expenses such as audit and registry costs, custodian fees, underwriting fees, litigation expenses as well as expenses relating to unitholders' meetings and compliance with the Listing Rules.
(2) MOML intends to waive its fee due from MOF relating to MOF's investment in PAO whilst PREIA or MOML deduct fees from PAO and PAO is a separate listed managed investment scheme.

2.5.2 Important additional fee disclosure items

Performance fee

In addition to the base fee, MOML is entitled to a performance fee in respect of each half year. The performance fee is payable to MOML by the issue of MOF Units, if MOF's performance exceeds the Office Property Trust Accumulation Index (Index). The Index is calculated from a peer group of property securities that have a principal focus on the office sector and measures the income and capital growth of the unit prices of the representative trusts.

If MOF's performance during the six month period is higher than the percentage increase in the Index for the relevant period, then MOML is entitled to new MOF Units with a total value equal to:

- 5% of the total increased unitholder value from outperformance; plus
- 15% of the increased unitholder value above 2% nominal outperformance per annum (1% per half year).

The "increased unitholder value" is measured as the market capitalisation of MOF at the commencement of the relevant period, multiplied by the nominal percentage outperformance of MOF relative to the Index for that period.

The performance fee is calculated and payable, if applicable, each half year at December and June.

The performance fee is payable, if applicable, subject to an annual cap, whereby the total fees paid to MOML in any one year must not exceed 0.80% of the value of gross assets of MOF (except where MOF has outperformed its sector peers continuously over a three year period). Any unpaid fees will continue to be paid up to 0.80% of the value of gross assets in any future period.

The fees quoted above are exclusive of GST. Outperformance will be assessed on a cumulative basis and accordingly any underperformance will need to be recovered before MOML is entitled to any performance fees.

Maximum fees

The base fee and performance fees set out above represent the maximum fees that MOML may charge under the MOF Constitution.

MOML may, however, accept lower fees than it is entitled to receive under the MOF Constitution or may defer payment for any period. Where payment is deferred, the fees will accrue daily until paid.

Other

Having regard to the fact that MOF is a listed managed investment scheme, the table set out above does not include any fees in the nature of establishment fees, contribution fees, withdrawal fees, termination fees, switching fees or adviser service fees as they are not applicable to MOF.

2.6 Directors' interests in MOF Units

Director	Class	Number	Interest
David S Clarke, AO	Ordinary	2,000,000	Indirect
George H Bennett	Ordinary	27,531	Indirect
James F Broadbent	Ordinary	25,000	Indirect
Roger A Davis	Ordinary	20,433	Direct
William J Moss	Ordinary	99,549	Indirect
Stephen M Girdis	Ordinary	13,947	Direct
Simon L Jones	Ordinary	175,102	Direct
		8,254	Indirect

03 Profile of PAO

3.1 Disclaimer

The following description of PAO and the financial information concerning PAO contained in this section have been prepared by MOML using publicly available information. Information in this document concerning PAO's business has not been independently verified and MOF has not conducted detailed due diligence on PAO's business. To the extent permitted by law, MOML does not make any representation or warranty, express or implied, as to the currency, accuracy or completeness of such information.

The primary sources of information about PAO's business used by MOML are as follows:

- PAO's annual report for the year ended 31 December 2003;
- PAO's half yearly report for the six months ended 30 June 2003;
- PAO's website; and
- other publicly disclosed releases to ASIC and ASX.

Further information relating to PAO's business may be included in PAO's target's statement which the Responsible Entity for PAO must provide to PAO Unitholders in response to the Offer.

3.2 Overview of PAO's activities

3.2.1 Introduction

PAO is a LPT that provides Australian investors the opportunity to invest in prime US office buildings. The Responsible Entity for PAO is PREIA, which is a subsidiary of the New York Stock Exchange listed Principal Financial Group.

PAO's A$1.3 billion property portfolio consists of interests in 11 office towers across nine cities in the US.

PAO is included in the S&P/ASX 200, All Ordinaries and LPT Indices and is traded on the ASX under the code "PAO".

3.2.2 Recent management changes

PAO was listed on ASX on 14 December 1999 as Lend Lease US Office Trust (LUO), managed by Lend Lease USOT Management Limited (LLUSOT). In June 2003, LLUSOT's ultimate parent company, Lend Lease Corporation Limited, announced it was selling the majority of its US real estate equity advisory business, which included LLUSOT, to Morgan Stanley & Co.

In September 2003, one of LUO's substantial unitholders, Colonial First State Investments Limited, called for a LUO unitholder meeting to remove LLUSOT as Responsible Entity and to install PREIA in its place. At the LUO unitholder meeting on 14 November 2003, the alternative Responsible Entity proposals (Morgan Stanley & Co or PREIA) were put to LUO unitholders. The outcome of this unitholder vote found in favour of PREIA as Responsible Entity and LUO was renamed Principal America Office Trust (PAO).

3.2.3 PAO's portfolio

PAO's annual report for the year ended 31 December 2003 discloses that PAO's portfolio comprises the following properties:

Property	Ownership	NLA ('000 sqf)	Book value (US$m)	Independent valuation (US$m)	Major tenants
Wachovia Financial Center Miami, Florida	50%	1,145	139.6	–	Wachovia Corporation LLP; Steel Hector & Davis; White & Case; Morgan Lewis & Bockius
10 & 30 South Wacker Drive Chicago, Illinois	25%	2,003	122.4	122.4 (Dec 2003)	Chicago Mercantile Exchange; Mercer Human Resource Co; Sachnoff & Weaver; American Express
Bank One Center Indianapolis, Indiana	75%	1,058	119.3	119.3 (Dec 2003)	Bank One; Guidant; Ernst & Young; Woodard Emhardt
700 Thirteenth Street, NW Washington, DC	100%	244	105.2	–	The Cassidy Companies Inc; Bryan Cave LLP; Hyman Phelps & McNamara
SunTrust Center Orlando, Florida	75%	641	99.4	98.6 (Jun 2003)	SunTrust Bank; Holland & Knight; Baker & Hostetler; Orange County
Promenade II Atlanta, Georgia	50%	774	85.8	82.5 (Dec 2002)	AT&T; Smith Gambrell & Russell; Thompson Ventulett & Stainback
Pasadena Towers Pasadena, Los Angeles, California	75%	439	72.0	72.0 (Dec 2003)	AON; Tokio Marine; Morgan Stanley; First Quadrant; Bank of America
745 Atlantic Avenue Boston, Massachusetts	100%	170	55.5	–	Iron Mountain Information Management Inc; Key Bank USA National Association; Brown, Rudnick, Freed & Gesmer PC
One Liberty Square Boston, Massachusetts	100%	148	45.4	45.4 (Dec 2003)	Cabot LNG, Berman DeValerio & Pease, Brodeur & Partners Inc; Accenture; Great Hill Partners
Preston Commons Dallas, Texas	50%	419	27.6	26.6 (Dec 2001)	Bank One; Wachovia Securities, Adv Bus Tech Executive Suites; Wiser Oil
Sterling Plaza Dallas, Texas	50%	303	20.9	19.3 (Dec 2001)	Sammons Corporation; John McStay Investments; McGriff, Seibel & Williams; Holmes Murphy Management

Does not include recently announced revaluations of US$8 million.

03 Profile of PAO

3.2.4 Recent financial position and performance of PAO

The annual report for PAO for the year ended 31 December 2003 was lodged with ASIC on 30 March 2004 and given to ASX on that date.

So far as is known to MOML, other than as set out in section 5.12.5 of this document and the announcement by PAO set out in Annexure C of this document, PAO's financial position has not materially changed since 31 December 2003 (being the date of the annual report most recently lodged with ASX on 30 March 2004).

A copy of PAO's annual report for the year ended 31 December 2003 is available on PAO's website: www.pao.com.au.

In summary, the annual report showed that:

- operating profit decreased by 59% to A$22 million (A$54 million – year ended 31 December 2002);
- basic earnings per unit decreased to 3.93 cents (11.45 cents adjusted) (12.07 cpu – year ended 31 December 2002);
- distributions per unit increased by 2% to 11.80 cents (11.60 cpu – year ended 31 December 2002);
- undistributed income decreased by 57% to A$1.7 million (A$4.0 million – year ended 31 December 2002);
- total tax advantaged component of 61% (61% – year ended 31 December 2002);
- gearing increased to 46.3% (44.5% – year ended 31 December 2002);
- NTA decreased to A$0.94 (A$1.36 – year ended 31 December 2002); and
- the weighted average term to maturity of PAO's borrowings decreased from 5.4 years at 31 December 2002 to 3.8 years at 31 December 2003.

3.3 Funding arrangements

The annual report for the year ended 31 December 2003, disclosed that PAO had total interest bearing liabilities of US$426.8 million. This comprised:

- US$261.7 million in property level interest bearing liabilities for the jointly held properties (with each individual borrowing denominated in US dollars and secured by a mortgage over the specific jointly held properties);
- US$124.6 million of interest bearing liabilities (denominated in US dollars) secured by individual mortgages against wholly owned properties (One Liberty Square, Boston; 700 Thirteenth Street, NW, Washington DC; and 745 Atlantic Avenue, Boston); and
- a US$60 million term debt facility secured by a first security over PAO's right, title and interest in the EOP joint venture, swap rights, personal property and One Liberty Square, Boston. This facility is available to be redrawn and repaid on a revolving basis. It was drawn down by an amount of US$40.5 million as at 31 December 2003.

3.4 Co-ownership agreements

Through separate property holding entities, PAO owns seven assets jointly with EOP and one asset jointly with Kan AM Group (the Wachovia Financial Center, Miami). Each of these assets is the subject of an individual co-ownership agreement and both joint owners are independent of PAO's Responsible Entity.

3.4.1 Pre-emptive rights

According to information released to ASX by LLUSOT on 11 April 2003 regarding these properties, none of the co-ownership agreements referred to above contains provisions that specifically give pre-emptive rights to the joint owner in the event of a change of Responsible Entity for PAO or a change of control of the Responsible Entity.

However, according to information released to ASX by LLUSOT on 12 November 2003, the co-ownership agreement with Kan AM Group does contain a provision stating that the consent of both co-owners is required to terminate the provider of asset management services in relation to the property and to appoint a new provider of those services. MOML understands that the current provider of asset management services is PREI-US. Pursuant to the Investment Management and Advisory Agreement to be entered into by MOML and PREI-US, PREI-US will continue to provide those services. However, it appears that any change to the provider of such services in the future (such as the appointment of an entity related to MOML) will require the consent of Kan AM Group.

3.4.2 Buy/sell rights

In addition, each of the co-ownership agreements with EOP contain buy/sell arrangements whereby either party may initiate a procedure to transfer the interest of one co-owner to the other co-owner for a price set by the party triggering the procedure (subject to certain limits on initiating multiple buy/sells concurrently). Exercise of the buy/sell rights could have significant implications for the property portfolio held by PAO as a stand alone entity by either increasing its interest in one or more of the relevant properties or causing the divestment of one or more of the relevant properties. These buy/sell arrangements will continue for the Merged Entity.

It is not a condition of the Offer that co-owners of PAO properties consent to the acquisition of PAO by MOF. However, it is a condition of the Offer that EOP does not exercise any buy/sell rights in relation to the Co-owned Assets (for further details see section 11.10 of this document).

3.5 Public announcements by PAO

A list of announcements made by PAO since 31 December 2003 appears in Annexure E.

3.6 Announcement by PAO in relation to the Offer

On 28 July 2004, PREIA, as Responsible Entity for PAO, made an announcement in relation to the Offer. A copy of this announcement is included in Annexure C.

In its announcement, PAO said it had been negotiating a possible acquisition in the US in conjunction with other prospective partners which involved the purchase of an interest in a vehicle having total property investments in the region of US$2 billion in eight markets across the US. Under the terms of the Co-operation Agreement and the conditions of the Offer set out in section 11.10 of this document, PAO may not be able to complete this transaction during the Offer Period without MOML's consent (which must not be unreasonably withheld or delayed).

MOML has indicated to PREIA that it will review this opportunity, however, until it has been provided with further information in relation to the possible acquisition and has had an opportunity to review the proposal in detail, MOML can give no indication as to whether it would consent to PREIA entering into the transaction or would pursue the transaction if it was appointed as Responsible Entity for PAO.

3.7 Further information on PAO

Further information in relation to PAO is available from ASIC or ASX or from the PAO website: www.pao.com.au.

04 Information about PAO Units

4.1 PAO Units

According to documents provided by PAO to ASIC and ASX, as at the date of this Bidder's Statement, PAO's issued securities consisted of 625,240,967 PAO Units.

4.2 Recent price performance of PAO Units

The latest recorded sale price of a PAO Unit on ASX before the public announcement of the merger discussions on 19 July 2004 was $1.20 (on 16 July 2004).

The latest recorded sale price of PAO Units on ASX before the public announcement of the Offer on 28 July 2004 was $1.27.

In the four months prior to the Announcement Date:

- the highest recorded sale price on ASX for PAO Units was $1.32 on 28 May 2004; and
- the lowest recorded sale price on ASX for PAO Units was $1.09 on 13 May 2004.

The following chart illustrates the price of PAO Units on ASX for the 12 month period to 27 July 2004:


$
1.50
1.40
1.30
1.20
1.10
1.00
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

Source: IRESS.

4.3 Distribution history

The following table details the distributions paid to PAO Unitholders on PAO Units since inception:

FY	Distribution (cpu)	Tax Deferred Component (%)	Foreign Tax Credit (cpu)
2000[1]	9.1	89%	0.2
2001[1]	11.0	50%	1.1
2002	11.6	61%	1.0
2003	11.8	61%	0.7

(1) PAO listed on ASX on 15 February 2001.

4.4 Interests in PAO Units

4.4.1 MOML voting power in PAO

As at the date of this Bidder's Statement and as at the date of the Offer, MOML's voting power in PAO was 6.8%. However, MOML itself did not hold a relevant interest in any PAO Units. The PAO Units giving rise to MOML's voting power are held by other entities in the Macquarie Bank Group.

4.4.2 Other acquisitions of PAO Units by MOML or MOML's associates

During the four months before the date of the Offer, MOML itself has not provided, or agreed to provide, consideration for PAO Units. However, during the four months before the date of the Offer, other entities in the Macquarie Bank Group who are associates of MOML have provided, or agreed to provide, consideration for PAO Units as set out in Annexure F. Those entities operate independently of MOML and are subject to "Chinese walls" between them and MOML. The trades were undertaken in the ordinary course of business for those entities.

4.5 Collateral benefits

In the four months before the date of the Offer, neither MOML nor any associate of MOML gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate of that person to:

- accept an offer under the Offer; or
- dispose of securities in the bid class for the Offer,

and which benefit was not offered to all PAO Unitholders under the Offer except in respect of the acquisitions referred to in section 4.4.2 by virtue of the fact that the acquisitions mentioned in section 4.4.2 were unconditional and for cash.

4.6 No escalation agreements

Neither MOML nor any associate of MOML has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

4.7 Directors' interests in PAO Units

No Director of MOML holds any PAO Units.

05 Effect of the Offer on MOF

5.1 MOML's strategy and rationale for the Offer

MOML considers that there are a number of compelling strategic and financial benefits that will arise from an acquisition of PAO. These are outlined below:

- the acquisition of PAO should lead to enhanced earnings and distributions for MOF Unitholders through a co-mingled structure, underpinned by a quality portfolio;
- the acquisition of PAO is consistent with MOF's offshore expansion strategy (see section 1.4 of this document);
- MOF's portfolio will benefit from significantly improved diversification by geographic region, number of assets and reduced reliance on individual customers;
- MOF's distribution for the 2005 financial year is forecast to increase to 11.00 cpu on a pro forma basis;
- upon reaching 100% control of PAO, MOML's intention is to enter into arrangements whereby substantially all of the Merged Entity's A$ denominated debt is translated to US$ in order to provide an enhanced capital hedge for the Merged Entity. The substantial matching of US$ assets and US$ liabilities will minimise A$ NTA volatility and exposure of future earnings and distributions to fluctuations of the A$/US$ exchange rate;
- the acquisition of PAO will result in an increase in MOF's market capitalisation to approximately $1.9 billion, making MOF the second largest office trust listed on ASX. This increased index weighting should result in increased liquidity in MOF Units, potentially improving access to capital;
- the acquisition of PAO is forecast to result in cost savings of approximately $8 million for the Merged Entity for the year ending 30 June 2005 on a pro forma basis;
- the acquisition will provide relationships with significant US property owners and managers (such as PREI-US and EOP); and
- the transaction maintains MOF's average lease term and reduces MOF's exposure to single tenant lease expiry.

5.2 The Merged Entity

The key features of the Merged Entity are described in the first section of this document, entitled "Why you should accept the Offer" (see page 7 of this document).

5.3 Financial impact of the Offer

5.3.1 Introduction

This section explains the financial impact of the Offer on MOF. It contains historical and forecast financial information for MOF prepared on a stand alone basis, along with pro forma and forecast financial information for the Merged Entity.

Forecasts in relation to PAO have been prepared having regard to public disclosures of PAO including its annual report for the year ended 31 December 2003.

5.3.2 Historical financial information

The historical financial information of MOF set out in section 5.7 comprises:

- the audited Statement of Financial Performance for the year ended 30 June 2004; and
- the audited Statement of Financial Position as at 30 June 2004.

5.3.3 Pro forma financial information

The pro forma financial information set out in section 5.7 comprises the pro forma Statement of Financial Position of the Merged Entity which has been compiled from:

- the audited Statement of Financial Position of MOF as at 30 June 2004;
- the audited Statement of Financial Position of PAO as at 31 December 2003; and
- the pro forma adjustments (described further in section 5.12).

5.3.4 Pro forma forecast financial information

The pro forma forecast financial information (Directors' Forecasts) set out in section 5.7 comprises:

- the forecast Statement of Financial Performance of MOF for the year ending 30 June 2005 (MOF Forecast); and
- the pro forma forecast Statement of Financial Performance for the Merged Entity for the year ending 30 June 2005 (Merged Entity Forecast).

The Merged Entity Forecast assumes the acquisition of PAO occurs on 1 July 2004 and MOF acquires 100% of the PAO Units.

The Merged Entity Forecast has been compiled from:

- the MOF Forecast;
- the best estimate assumptions regarding the future financial performance of MOF (described further in section 5.9);
- all relevant information available to MOML including publicly available information relating to the financial position, historical financial performance and prospective financial performance of PAO (PAO Forecast); and
- the best estimate assumptions regarding the future financial performance of PAO and the Merged Entity (described further in sections 5.10 and 5.11).

Cash flow information for the Merged Entity for the year ending 30 June 2005 is not included in the financial information included in this Bidder's Statement as the only expected material differences between the net cash flow from the Merged Entity's operating activities and the Merged Entity Forecast are the amortisation of goodwill and the impact of foreign exchange hedging as disclosed in sections 5.10.2 and 5.10.4 respectively. Supplementary information has been included in sections 5.14 and 5.16 to assist unitholders in understanding the cash flow impact of the Offer.

In preparing the Directors' Forecasts, MOML has been restricted to publicly available information in relation to PAO and its assets. MOML has not conducted detailed due diligence on PAO. Therefore, the Directors are unable to verify the validity or accuracy of the financial information of PAO referred to in this section.

Nonetheless, the Directors believe that it is reasonable to include forecast information for PAO for the year ending 30 June 2005 in order to present an illustrative pro forma forecast Statement of Financial Performance for the Merged Entity for the year ending 30 June 2005. The Directors believe that this provides more relevant information than a stand alone forecast of MOF's financial performance for the same period.

The Merged Entity Forecast will differ from the actual result for the year ending 30 June 2005 as PAO will only be consolidated from the actual date that control passes. The Merged Entity Forecast does not purport to represent a forecast of results that would actually be reported by the Merged Entity for the year ending 30 June 2005.

PAO Unitholders should make their own judgement as to whether the assumed financial results for PAO are appropriate.

5.3.5 Sensitivity analysis

To further assist PAO Unitholders in assessing the Merged Entity Forecast, a sensitivity analysis is provided in section 5.15. The sensitivity analysis includes the effect on the Merged Entity Forecast earnings per unit of:

- acquisition of less than 100% of PAO Units;
- changes in US interest rates; and
- changes in the A$/US$ exchange rate.

5.4 Basis of preparation of the Directors' Forecasts

The Directors' Forecasts have been prepared using:

- certain best estimate assumptions by the Directors regarding the future financial performance of MOF, as described in further detail in section 5.9;
- all relevant information available to the Directors, including publicly available information relating to the financial position, the historical financial performance and prospective financial performance of PAO; and
- certain best estimate assumptions by the Directors regarding the future financial performance of PAO and the Merged Entity, as described in further detail in sections 5.10 and 5.11.

In preparing the Merged Entity Forecast, the Directors have been restricted to publicly available information in relation to PAO and its assets. MOML has not conducted detailed due diligence on PAO. Accordingly, the basis on which the Merged Entity Forecast was prepared needs to be taken into account in assessing the reliability of the Merged Entity Forecast. The Directors have prepared the Merged Entity Forecast in order to provide PAO Unitholders with a guide to the potential performance of the Merged Entity.

5.5 Unforeseen events

The Directors' Forecasts reflect the Directors' assessment of the Merged Entity based on present circumstances, anticipated economic and operating conditions and the implementation of MOF's business strategy.

While the Directors believe the assumptions used in preparing the forecasts are appropriate and reasonable at the time of preparation, some factors that affect the actual results cannot be foreseen or accurately predicted and many of these factors are beyond the control of the Directors.

05 Effect of the Offer on MOF

Events and circumstances often do not occur as expected, therefore actual results may differ from the Directors' Forecasts and the differences may be material. Consequently, the Directors cannot and do not guarantee that the forecast results will be achieved and PAO Unitholders are advised to carefully consider both the risk factors in section 8 of this Bidder's Statement and the assumptions used in preparing the forecasts when considering the forecasts and the likely future performance of the Merged Entity.

5.6 Investigating Accountant's Report

The financial information should be read in conjunction with the Investigating Accountant's Report set out in Annexure A. PAO Unitholders should note the comments made in that report in relation to the scope and limitations of the review.

Neither the Directors nor KPMG Transaction Services guarantee the future performance of MOF with or without the acquisition of PAO.

5.7 Statements of Financial Performance and Position

The following section sets out the historical Statement of Financial Performance of MOF, the forecast Statement of Financial Performance of MOF, the pro forma forecast Statement of Financial Performance of the Merged Entity, the historical Statement of Financial Position of MOF, the historical Statement of Financial Position of PAO, the pro forma adjustments and the pro forma Statement of Financial Position of the Merged Entity.

5.7.1 Statements of Financial Performance

For the year to	Historical MOF (Audited) (A$m) 30 June 2004	Forecast MOF (Unaudited) (A$m) 30 June 2005	Pro forma Forecast Merged Entity (Unaudited) (A$m) 30 June 2005
Net property income(1)	106	108	132
Other income	42	47	130
Total income	**148**	**155**	**262**
Base management fee	8	8	13
Borrowing costs	34	40	60
Amortisation of goodwill	–	–	19
Withholding tax expense	1	1	6
Other expenses	2	2	4
Total expenditure	**45**	**51**	**102**
Net profit	**103**	**104**	**160**
Net profit attributable to RePS holders	(1)	(1)	(1)
Net profit attributable to outside equity interest	(1)	(2)	(2)
Net profit attributable to MOF Unitholders	**101**	**101**	**157**
Transfer to RePS reserve	(6)	(6)	(6)
Transfer from reserve	–	4	27(3)
Distribution paid and payable	**95**	**99**	**178**
Weighted average number of units on issue (m)	925	964	1,627
Earnings per unit before amortisation of goodwill (cents)(2)	10.4	9.9	10.5
Growth in FY05 earnings per MOF Unit (%)			6.1%
Distributions per unit (cents)	10.3	10.3	11.0
Growth in FY05 distributions per MOF Unit (%)			6.8%
Foreign tax credits per unit (cents)	0.01		0.37

(1) The MOF forecast includes $8.5 million (2004 MOF historical: $0.8 million) of income support.
(2) Before amortisation of goodwill as outlined in section 5.10.2 and after distribution to RePS holders.
(3) The transfer from reserve includes an amount of $19 million relating to the amortisation of goodwill and $8 million representing foreign exchange hedging cash flows.

5.7.2 Statements of Financial Position

As at	Historical PAO (Audited) (A$m) 31 December 2003	Historical MOF (Audited) (A$m) 30 June 2004	Pro forma Adjustments (Unaudited) (A$m)	Pro forma Merged Entity (Unaudited) (A$m)
Current assets				
Cash	4	57	12	73
Receivables	2	10	(7)	5
Other	–	5	–	5
Total current assets	**6**	**72**	**5**	**83**
Non-current assets				
Property investments	1,185	1,267	122	2,574
Property investment in joint venture entities	(3)	615	–	612
Other financial assets	–	–	41	41
Goodwill	–	–	96	96
Other	3	1	–	4
Total non-current assets	**1,185**	**1,883**	**259**	**3,327**
Total assets	**1,191**	**1,955**	**264**	**3,410**
Current liabilities				
Payables	7	13	–	20
Provisions	38	26	2	66
Other	–	1	–	1
Total current liabilities	**45**	**40**	**2**	**87**
Non-current liabilities				
Interest bearing liabilities	566	719	90	1,375
Other	1	1	–	2
Total non-current liabilities	**567**	**720**	**90**	**1,377**
Total liabilities	**612**	**760**	**92**	**1,464**
Net assets	**579**	**1,195**	**172**	**1,946**
Equity				
Contributed equity	719	1,021	28	1,768
Reserves	(141)	60	145	64
Undistributed income	1	14	(1)	14
Total parent entity interest	**579**	**1,095**	**172**	**1,846**
RePS on issue	–	72	–	72
RePS reserve	–	15	–	15
Outside equity interest	–	13	–	13
Total equity	**579**	**1,195**	**172**	**1,946**
Gearing		36.3%		40.1%
NTA per unit		$1.14		$1.08

05 Effect of the Offer on MOF

5.8 General assumptions

General assumptions relating to the financial information included in this Bidder's Statement are as follows:

5.8.1 Compliance with accounting standards

MOF and PAO are required to prepare Statements of Financial Performance and Statements of Financial Position that comply with Australian Accounting Standards. The Directors are not aware of any material inconsistencies in the accounting policies historically adopted by MOF and PAO. The Directors' Forecasts have been prepared on a basis that complies with Australian Accounting Standards effective at the time of preparation of this Bidder's Statement. Refer also to section 5.8.3.

The MOF Forecast, the Merged Entity Forecast and the pro forma Statement of Financial Position of the Merged Entity are presented in an abbreviated form and as such they do not comply with all the disclosures required by Australian Accounting Standards applicable to financial reports prepared in accordance with the Corporations Act.

5.8.2 Legislation

It is assumed that there are no changes in federal, state or local government laws, regulations or policies which will have a material impact on the performance of MOF or the Merged Entity.

5.8.3 International Financial Reporting Standards

The Financial Reporting Council has endorsed the adoption of Australian Accounting Standards that are equivalent to International Financial Reporting Standards (IFRS), which will apply to all Australian reporting entities for reporting periods commencing on or after 1 January 2005.

MOF will be required to present its financial statements in accordance with IFRS for the financial year commencing 1 July 2005, including the interim financial report for the half year ending 31 December 2005 and the annual financial report for the year ending 30 June 2006.

The comparative financial statements for each of these periods will be required to be restated using IFRS, except for Accounting Standard AASB 132 Financial Instruments: Disclosure and Presentation (AASB 132) and Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). In order to restate the comparative information, opening undistributed income at 1 July 2004 will be adjusted to include the changes necessary to transition to the new standards, except for changes relating to AASB 132 and AASB 139 which will be adjusted in opening undistributed income at 1 July 2005.

The key differences in accounting policies identified to date that are expected to impact the financial statements of MOF following the adoption of IFRS are summarised below. The summary should not be taken as an exhaustive list of all the differences between current Australian Accounting Standards and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

(a) Derivatives and hedge accounting
MOF currently uses derivative contracts to economically hedge exposures to interest rates and foreign currency.

Under IFRS, all derivative contracts, whether used for hedging purposes or not, will be required to be recorded in the Statement of Financial Position at fair value. Derivative contracts that do not qualify for hedge accounting will be required to have any subsequent changes in fair value recognised in the Statement of Financial Performance. In order to qualify for hedge accounting, strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges or hedges of net investments in foreign operations.

Cash flow hedges are measured at fair value with changes in fair value recorded in equity to the extent that the hedge is deemed effective until the hedged transaction occurs. When the hedged transaction occurs, the amount initially recorded in equity is transferred to the Statement of Financial Performance. Any ineffective portion is recorded in the Statement of Financial Performance immediately.

Fair value hedges are measured at fair value with changes in fair value recorded in the Statement of Financial Performance. Any changes in fair value of the designated hedged item are also recorded in the Statement of Financial Performance.

Hedges of net investments in foreign operations are treated in the same manner as cash flow hedges.

(b) Investment properties
Under IFRS, investment properties are able to be recorded at either fair value or depreciated cost. Under current Australian Accounting Standards, investment properties are not depreciated and the impact of revaluations is recorded in the asset revaluation reserve or Statement of Financial Performance as described in section 5.13.1. Under IFRS, revaluation increments or decrements are required to be recognised in the Statement of Financial Performance.

(c) Classification of financial instruments as debt or equity
Under current Australian Accounting Standards, RePS issued by Macquarie Park Street Trust, a sub-trust of MOF, are classified as equity instruments in the Statement of Financial Position. There are specific requirements in IFRS that are likely to result in the RePS being reclassified as debt. As a result, distributions paid to RePS holders are likely to be reclassified as borrowing costs in the Statement of Financial Performance.

(d) Impairment testing of goodwill
If the Offer is successful and MOF obtains control of PAO, goodwill will be recorded on acquisition in the consolidated financial statements of the Merged Entity. Under current Australian Accounting Standards, goodwill is required to be amortised over the period during which the benefits are expected to arise. Under IFRS, goodwill will not be amortised but will be subject to regular testing for impairment. If any impairment is identified, it will be recognised immediately in the Statement of Financial Performance. A detailed assessment of the fair value of the consideration and of PAO's net assets can only be made once control passes to MOF. Any change in these fair values will cause a corresponding increase or decrease in goodwill on acquisition.

As MOML has been restricted to publicly available information in relation to PAO, insufficient information has been available to reliably assess the potential impact of the application of IFRS on the financial performance and financial position of PAO.

With the exception of section 5.8.4, all financial information disclosed in this Bidder's Statement has been prepared in accordance with current Australian Accounting Standards and has not been adjusted for the impact of IFRS.

The potential impacts on the financial performance and financial position of MOF resulting from the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified at the time of preparation of this Bidder's Statement due to the accounting policy determination being outstanding in certain areas such as hedge accounting. Despite this, some indicative IFRS adjustments have been included in the financial statements in section 5.8.4. This information is based on key differences in accounting policies identified to date and information available at the time of preparation of this Bidder's Statement. It does not represent an exhaustive assessment of the impact of IFRS on MOF. There can be no assurances that the financial performance and/or financial position of MOF as disclosed in this Bidder's Statement would not be significantly different if comprehensively determined in accordance with IFRS. It is expected that the adoption of the new standards will result in volatility in the Statement of Financial Performance.

5.8.4 Financial information adjusted for IFRS

Statements of Financial Performance[1]

For the year ending	Pro forma Forecast Merged Entity (Unaudited) (A$m) 30 June 2005	Indicative IFRS Adjustments[2] (Unaudited) (A$m)	Pro forma IFRS Forecast Merged Entity (Unaudited) (A$m) 30 June 2005
Net property income	132	–	132
Other income	130	–	130
Total income	**262**	**–**	**262**
Base management fee	13	–	13
Borrowing costs	60	7	67
Amortisation of goodwill	19	(19)	–
Withholding tax expense	6	–	6
Other expenses	4	–	4
Total expenditure	**102**	**(12)**	**90**
Net profit	**160**	**12**	**172**
Net profit attributable to RePS holders	(1)	1	–
Net profit attributable to outside equity interest	(2)	–	(2)
Net profit attributable to MOF Unitholders	**157**	**13**	**170**
Transfer to RePS reserve	(6)	6	–
Transfer from reserve	27	(19)	8
Distribution paid and payable	178	–	178

(1) The Statement of Financial Performance will be referred to as the Income Statement under IFRS.
(2) Refer footnotes on following page.

05 Effect of the Offer on MOF

Statements of Financial Position[1]

	Pro forma Merged Entity (Unaudited) (A$m)	Indicative IFRS Adjustments[2] (Unaudited) (A$m)	IFRS Pro forma Merged Entity (Unaudited) (A$m)
Current assets			
Cash	73	–	73
Receivables	5	–	5
Other	5	–	5
Total current assets	**83**	**–**	**83**
Non-current assets			
Property investments	2,574	–	2,574
Property investment in joint venture entities	612	–	612
Other financial assets	41	1	42
Goodwill	96	–	96
Other	4	–	4
Total non-current assets	**3,327**	**1**	**3,328**
Total assets	**3,410**	**1**	**3,411**
Current liabilities			
Payables	20	–	20
Provisions	66	–	66
Other	1	–	1
Total current liabilities	**87**	**–**	**87**
Non-current liabilities			
Interest bearing liabilities	1,375	87	1,462
Other	2	–	2
Total non-current liabilities	**1,377**	**87**	**1,464**
Total liabilities	**1,464**	**87**	**1,551**
Net assets	**1,946**	**(86)**	**1,860**
Equity			
Contributed equity	1,768	–	1,768
Reserves	64	(63)	1
Undistributed income	14	64	78
Total parent entity interest	**1,846**	**1**	**1,847**
RePS on issue	72	(72)	–
RePS reserve	15	(15)	–
Outside equity interest	13	–	13
Total equity	**1,946**	**(86)**	**1,860**
Gearing	40.1%		42.7%
NTA per unit	$1.08		$1.08

(1) The Statement of Financial Position will be referred to as the Balance Sheet under IFRS.

(2) Assumptions underlying the indicative IFRS adjustments are as follows:

- no reduction in goodwill due to impairment is required during the year ending 30 June 2005. Goodwill amortisation under current Australian Accounting Standards is reversed;
- RePS are assumed to be debt in nature and reclassified from equity to interest bearing liabilities. Distributions to RePS holders reclassified as borrowing costs;
- investment properties will be carried at fair value under IFRS. other than fair value adjustments on acquisition, no property revaluations occur during the year ending 30 June 2005;
- no IFRS hedge accounting has been applied. Fair value of derivatives as at 30 June 2004 are brought to account for MOF in the IFRS Statement of Financial Position. The fair value of PAO's derivatives are already included in the pro forma Merged Entity Statement of Financial Position. These values may vary significantly to the amount which will actually be recorded in the financial statements of MOF on transition to IFRS; and
- undistributed income is adjusted for the reallocation of the asset revaluation reserve and the fair value of derivatives.

5.9 Directors' best estimate assumptions underlying the MOF Forecast

Principal assumptions relating to the MOF Forecast are:

5.9.1 Gross property income

Rental income is based on current and expected leases and, where applicable, the Directors' expectations for any changes on review and renewal.

Where rental reviews occur during the forecast period, it has been assumed that rentals will be escalated in accordance with the lease terms by fixed percentages, market rental escalation or CPI increases.

The CPI increase is assumed to be 3% per annum.

An overall average of 11 months rental vacancy has been allowed for all leases expiring during the forecast period with an assumption that 50% of the customers renew (ie the weighted average vacancy is six months). This compares to MOF's standard average customer retention rate of 80% since listing in 1993. This vacancy allowance provides for marketing, fitout and unrecoverable outgoings in the period. It has been assumed that the terms of any new lease will commence at a market rate.

5.9.2 Property expenses

Property expenses have been forecast based on existing contracts and assumptions for future costs.

5.9.3 Management fees

MOML's base management fee is:

- 0.45% per annum of the gross asset value up to $1 billion; and
- 0.40% per annum of gross asset value for assets in excess of $1 billion.

The base fee is calculated six monthly and is paid quarterly in arrears.

No performance fees (payable to MOML) have been assumed in the Directors' Forecasts as MOML has 2.43% carry forward underperformance which it must earn back before it is entitled to performance fees.

5.9.4 Trust expenses

Trust expenses have been forecast based on the increased size of MOF and include expenses such as communications, unit registry fees, compliance costs and trustee fees.

Perpetual Trustee Company Limited is the custodian for MOF. Custodian fees are 0.01% of MOF's total assets.

5.9.5 Borrowings

Details of MOF's current financing facilities are included in section 1.8 of this document.

5.9.6 Investment property disposals, acquisitions and developments

It is assumed that no properties are sold during the year ending 30 June 2005. Notwithstanding this assumption, unitholders should be aware that MOML may cause the sale of properties if MOML believes it is in the best interests of MOF Unitholders.

5.9.7 Future capital raisings

Other than the issue of MOF Units under the Offer and under the DRP for the quarter ending 30 June 2004, it is assumed that no further capital raisings will be undertaken by MOF during the year ending 30 June 2005.

5.9.8 Distributions

It is assumed distributions will be paid within two months of each quarter end. The quarter ends are 31 March, 30 June, 30 September and 31 December.

5.10 Directors' best estimate assumptions underlying the Merged Entity Forecast

Principal assumptions relating to the Merged Entity Forecasts are:

5.10.1 Date of acquisition

It is assumed MOF acquires 100% of PAO Units on 1 July 2004. However, for statutory purposes, results of PAO will only be consolidated from the date that control passes.

The presentation of the Merged Entity Forecast on the assumption that the acquisition occurs on 1 July 2004 is designed to illustrate an annual combined forecast based on publicly available information, information available to the Directors and the Directors' best estimates.

It does not purport to represent a forecast of results that would actually be reported by the Merged Entity for the year ending 30 June 2005.

5.10.2 Goodwill

Goodwill of $96 million on the acquisition of PAO by MOF is assumed and represents the difference between the cost of acquisition and the Directors' assessment of the fair value of PAO's identifiable net assets at the date of acquisition. The Merged Entity Forecast assumes a goodwill amortisation period of five years. Refer also to section 5.12.2.

05 Effect of the Offer on MOF

5.10.3 Borrowings

Fixed rate borrowings relating to PAO have been adjusted to a fair value of $630 million on acquisition, resulting in a fair value adjustment to borrowings of $29 million. The Merged Entity Forecast assumes that this additional liability will be credited to the Statement of Financial Performance over the remaining life of the borrowings. Refer also to section 5.12.4.

These US$ borrowings have also been restated at the pro forma exchange rate (refer section 5.12.7) resulting in an adjustment of $34 million.

5.10.4 Hedging

Foreign currency hedge contracts entered into by PAO have been assessed as having a fair value of $41 million on acquisition. This amount has been recorded as a financial asset in the Merged Entity and it is assumed that it is being amortised over the remaining contract periods. The amortisation charge for the year ending 30 June 2005 is assumed to be $17 million.

5.10.5 Management fees

The Merged Entity Forecast adopts MOF's management fee structure of remuneration of 0.45% per annum of gross assets under management up to $1 billion and 0.40% per annum of gross assets under management for assets in excess of $1 billion.

5.10.6 Unitholders' equity

It is assumed that transaction costs arising from the issue of new MOF Units are offset directly against the consideration received from the issue of new MOF Units.

5.10.7 Costs of the Offer

If the Offer is successful, costs of approximately $14 million associated with the Offer will be paid by the Merged Entity from working capital or borrowings. These costs have been treated as a cost of acquisition of PAO Units to MOF.

If the Offer is not successful, the costs associated with the Offer will be paid by MOF and expensed through the Statement of Financial Performance. A transfer of an equivalent amount will be made from reserves so that the distribution per unit is not impacted.

5.10.8 Exchange rate assumptions

The pro forma Statement of Financial Position and the Merged Entity Forecast assume an exchange rate of US$0.71 per A$1.00 at the date of acquisition of PAO by MOF.

5.10.9 Taxation

It is assumed that MOF is not liable to pay Australian income tax on the basis that the net income is fully allocated to its unitholders. Distributions made to PAO by PAOI from its "earnings and profits" are currently subject to US withholding tax at the rate of 15%. It is assumed that the 15% withholding tax rate will continue to apply during the period of the Merged Entity Forecast.

Distributions made by PAOI in excess of its "earnings and profits" will be treated as non-taxable returns of capital to the extent of PAO's adjusted tax basis in the shares of PAOI. Although such distributions will generally be subject to US withholding tax, PAO may seek a refund of the tax withheld from the Internal Revenue Service if it is subsequently determined that such distributions were, in fact, in excess of PAOI's current and accumulated earnings and profits. Distributions in excess of PAOI's earnings and profits and PAO's adjusted tax basis in the shares of PAOI will be treated as a gain from the sale or exchange of a capital asset. Any such gains will likely be subject to US federal income tax and withholding tax pursuant to the Foreign Investment in Real Property Tax Act 1980, as amended.

For PAOI to qualify as a REIT no more than 50% in value of the beneficial interest of its shares may be owned, directly or indirectly (including by unitholders), by five or fewer individuals during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In order to guarantee compliance with this ownership test, PAOI's articles contain certain restrictions and notification requirements in relation to ownership limits of shares in the capital of the US REIT.

It is assumed that PAO is treated as a trust for Australian income tax purposes under Division 6 of the Income Tax Assessment Act 1936 (Cth) and is not treated as a corporate unit trust or a public trading trust under Division 6B or Division 6C of the Income Tax Assessment 1936 (Cth).

The financial information assumes no changes in Australian or US taxation legislation will materially affect the Merged Entity.

5.11 Assumptions underlying the PAO Forecast

The Merged Entity Forecast contains assumed financial forecast information in relation to PAO. The forecast in relation to PAO has been prepared by the Directors based on information made publicly available by PAO and independent market review. MOML has not undertaken detailed due diligence on PAO.

Given that the directors of PREIA have not released a recent forecast to the market, consideration has also been given to the various stockbroker and market research reports that analyse PAO's performance.

Having regard to the above publicly available information, and in particular the lease profile of the PAO assets for the year ending 30 June 2005, the Directors have prepared market-by-market assumptions for market rents, operating expenses, rental growth and lease incentives. The Directors have assumed a 75% renewal rate for leases due to expire in the year ending 30 June 2005 and six months rental vacancy on those leases which are not renewed. Further, a general vacancy allowance of 5% on the non-contracted occupancy across the portfolio has also been assumed.

Based on the above, the Directors have assumed a contribution to the Merged Entity profit of $77 million for PAO for the year ending 30 June 2005. Refer also to section 5.10.1.

5.12 Pro forma adjustments adopted in preparing the pro forma Statement of Financial Position of the Merged Entity

The pro forma Statement of Financial Position has been based on the audited Statement of Financial Position of MOF as at 30 June 2004 and the audited Statement of Financial Position of PAO as at 31 December 2003.

The pro forma Statement of Financial Position has been prepared to illustrate the impact of the proposed acquisition of PAO and significant PAO transactions announced since 31 December 2003.

Key assumptions relating to the pro forma Statement of Financial Position are:

5.12.1 Date of acquisition

For the purposes of the pro forma Statement of Financial Position, the acquisition of 100% of PAO Units by MOML is assumed to occur on 1 July 2004.

5.12.2 Goodwill on acquisition

The Directors have undertaken a preliminary assessment of the fair value of the consideration, and the fair value of the net assets to be acquired, under the Offer. The Directors have based their estimate of the fair value of the consideration on the MOF Unit price prior to the announcement of the Offer.

As a consequence, goodwill amounting to approximately $96 million (based on 100% acceptance of the Offer by PAO Unitholders) would arise, assuming MOF Units are issued at $1.20 each. The price of MOF Units issued under the Offer will be equal to VWAP of MOF Units during the 10 business days immediately prior to the Announcement Date.

A detailed assessment of the fair value of the consideration and of PAO's net assets can only be made once control passes to MOML and access to the underlying accounting and property records of PAO is obtained. Any increase or decrease in net assets acquired, or fair value of shares to be issued by MOF, will cause a corresponding increase or decrease in goodwill on acquisition.

5.12.3 Revaluation of PAO properties on acquisition

The PAO properties have been revalued to $1,307 million by the Directors, resulting in a fair value adjustment of $45 million on acquisition. These properties have also been restated at the pro forma exchange rate (refer section 5.12.7) resulting in an adjustment of $77 million.

5.12.4 Borrowings

The following transactions have been assumed in relation to the Merged Entity's borrowings:

- translation of A$562 million of A$ denominated debt into US$ denominated debt at the date of acquisition; and
- additional borrowings of A$27 million to partially fund the acquisition of PAO Units by MOF and pay costs associated with the Offer. Refer also to section 5.16.

5.12.5 Significant transactions announced by PAO subsequent to 31 December 2003

The pro forma Statement of Financial Position of the Merged Entity also includes the impact of the issue of approximately 10.5 million PAO Units under the distribution reinvestment plan for the distribution period ended 31 December 2003, raising approximately $12 million and $7 million of property due diligence costs announced by PAO since 31 December 2003.

5.12.6 Issue of MOF Units under the Offer

The pro forma Statement of Financial Position of the Merged Entity contains the following assumptions in relation to MOF Units issued under the Offer:

- the issue of 625.2 million MOF Units under the Offer, raising approximately $795 million; and
- estimated costs of issuing equity under the Offer of $49 million, recognised directly in equity, representing a notional discount to the issue price due to the large volume of MOF Units issued.

05 Effect of the Offer on MOF

5.12.7 Pro forma exchange rate assumptions

The US$ denominated assets and liabilities of PAO as at 31 December 2003 have been converted into A$ at the exchange rate of US$0.71 per A$1.00.

5.12.8 Foreign currency hedge contracts on acquisition

Foreign currency hedge contracts entered into by PAO have been assessed as having a fair value of $41 million on acquisition.

5.13 Accounting policies used in the preparation of the financial information

There have been no material changes to the accounting policies previously disclosed by MOF in its annual and half year financial reports. These accounting policies have been consistently applied in preparing the Merged Entity Forecast. The significant accounting policies of MOF which are particularly relevant to the financial information contained in this Bidder's Statement are:

5.13.1 Valuation of investments

Property investments comprise investment interests in land and buildings (including integral plant and equipment) held for the purpose of letting to produce rental income.

The Corporations Act requires that investments are revalued at intervals appropriate to the nature of the property. Accordingly, MOF's property investments are revalued to market value by independent valuers on a progressive basis over a three year period. These revaluations are based on market values which represent the price at which the property investments could be sold at the date of revaluation assuming reasonable exposure to the market and a reasonable settlement period.

MOF's accounting policy is to carry property investments at fair value. Directors' valuations of property investments are performed whenever MOML believes there is a significant change in market value within the period.

In accordance with Accounting Standard AASB 1041 Revaluation of Non-Current Assets, properties that have been independently valued in the past 12 months are carried at that valuation. Where properties have not been independently valued in the past 12 months, they are carried at Directors' valuation. Unrealised gains arising on revaluation of property investments are accounted for by crediting the asset revaluation reserve. Unrealised losses arising on revaluation of property investments are charged to the asset revaluation reserve to the extent they reverse any previous revaluation increment and any residual is charged to the Statement of Financial Performance and transferred to the capital distribution reserve.

All property acquisition costs in respect of properties acquired have been capitalised into the value of the property investments at the time of purchase to reflect the total acquisition cost in the Statement of Financial Position.

Additions and other expenditure on property investments which are capital in nature are capitalised as incurred.

The liability for capital gains tax that may arise if the properties were sold is not accounted for in these financial statements. This is on the basis that MOF would be expected to allocate any taxable gain arising on the sale of property investments to its unitholders and therefore MOF would not be liable to pay capital gains tax.

5.13.2 Valuation of investments in joint venture entities

MOF exercises significant influence over its joint venture entities, but neither MOF nor its joint venture partner has control in its own right, irrespective of their ownership interest.

Accordingly, investments in joint venture entities are accounted for using the equity method, in accordance with Accounting Standard AASB 1006 Interests in Joint Ventures. Under this method, the consolidated entity's share of the profits or losses of each joint venture entity is recognised as income in the consolidated Statement of Financial Performance, and its share of movements in reserves is recognised in the consolidated Statement of Financial Position.

5.13.3 Depreciation

Land and buildings have the function of an investment and are regarded as a composite asset. In accordance with Accounting Standards, investment properties are not subject to depreciation. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated. Taxation allowances for the depreciation of buildings and plant and equipment are claimed by MOF and contribute to the tax deferred components of distributions.

5.13.4 Borrowing costs

Borrowing costs are capitalised and amortised over the term of the borrowing period except interest which is brought to account on an accruals basis.

5.13.5 Equity transaction costs

Transaction costs arising on the issue of equity are recognised directly in equity as a reduction of the proceeds of units to which the costs relate.

5.13.6 Reserves

In accordance with the MOF Constitution, amounts may be transferred from reserves to fund distributions.

5.13.7 Property rental income

Property rental income represents income earned from the rental of properties (exclusive of outgoings recovered from tenants) and is brought to account on an accrual basis.

5.13.8 Income tax

Under current Australian income tax legislation, MOF is not liable to pay Australian income tax provided that all of MOF's net income for a given year is distributed to its unitholders.

5.13.9 Derivatives

MOF has entered into interest rate swap agreements to hedge the interest rate exposure on MOF's debt. MOF has also entered into foreign exchange contracts to hedge against the risk of adverse movements in exchange rates. Derivative financial instruments are not held for speculative purposes and are not recognised in the financial statements on inception. The net payments or receipts due under the swap agreements are accounted for on an annual basis and are included in interest expense.

5.13.10 Lease incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including rent free periods, upfront cash payments, or a contribution to certain lessee costs such as a fitout contribution.

Incentives are capitalised in the Statement of Financial Position and amortised as appropriate over the term of the lease.

5.14 Reconciliation of Merged Entity Forecast earnings per unit to Merged Entity Forecast distributions per unit for the year ending 30 June 2005

	cpu
Merged Entity Forecast earnings per unit (before amortisation of goodwill) for the year ending 30 June 2005	10.5
Add transfer from capital reserve representing cash benefit of foreign currency hedges acquired	0.5
Merged Entity Forecast distributions per unit for the year ending 30 June 2005	11.0

5.15 Sensitivity analysis

MOML has assessed sensitivities in respect to:

(a) MOF only acquiring a total of 50.1% of PAO Units;

(b) US interest rates increasing by 0.50%;

(c) US interest rates decreasing by 0.50%;

(d) the A$/US$ exchange rate increasing by 5.0 cents; and

(e) the A$/US$ exchange rate decreasing by 5.0 cents.

The above sensitivities resulted in the Merged Entity Forecast earnings per unit (pre-goodwill) changing to:

(a) 10.0 cpu, if MOF only acquires a total of 50.1% of PAO Units;

(b) 10.3 cpu, if US interest rates increase by 0.50%;

(c) 10.6 cpu, if US interest rates decrease by 0.50%;

(d) 10.2 cpu, if the A$/US$ exchange rate increases by 5.0 cents; and

(e) 10.8 cpu, if the A$/US$ exchange rate decreases by 5.0 cents.

5.16 Sources and application of funds

Sources of funds*	A$m
Borrowings	27
MOF equity issued to PAO Unitholders	795
	822

Applications of funds*	A$m
Purchase PAO Units (scrip)	795
Purchase PAO Units (cash)	13
Transaction costs	14
	822

* Assumes PAO Unitholders accept the Offer and receive a PAO Distribution of $0.05 per PAO Unit for the half year ended 30 June 2004.

06 Post takeover intentions

6.1 Overview

Section 6 sets out MOML's intentions on the basis of facts and information concerning PAO which are known to MOML at the time of preparation of this Bidder's Statement and the existing circumstances affecting the business of PAO in relation to the following:

- the continued operation of PAO;
- any major changes to be made to the operation of PAO, including any redeployment of PAO's property; and
- any plan to remove the current Responsible Entity for PAO and appoint MOML as Responsible Entity for PAO.

The material in this section has been prepared on the basis of publicly available information concerning PAO. MOML has not conducted detailed due diligence on PAO.

MOML's final decision on the matters discussed in this section will only be reached in light of information available and circumstances applicable after the end of the Offer Period. Accordingly, the statements set out in this section are statements of current intention only which may vary as circumstances require.

6.2 Intentions upon acquisition of 90% or more of PAO Units

6.2.1 Removal from the official list of ASX

If MOML acquires a relevant interest in 90% or more of the PAO Units and is entitled to compulsorily acquire the outstanding PAO Units under Part 6A.1 Division 1 of the Corporations Act, MOML intends to exercise such rights. Following compulsory acquisition, MOML intends to procure the removal of PAO from the official list of ASX.

Even if MOML does not become entitled to exercise compulsory acquisition rights in respect of PAO Units under Part 6A.1 Division 1 of the Corporations Act, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under Part 6A.2 Division 1 of the Corporations Act. MOML intends to exercise such rights if they become available and thereafter procure the removal of PAO from the official list of ASX.

Following the removal of PAO from the official list of ASX, MOML currently intends to retain PAO as a separate, wholly owned sub-trust within the portfolio of assets of MOF.

6.2.2 Replacement of Responsible Entity

MOML will take all necessary steps to be appointed as Responsible Entity for PAO as soon as practicable once the Offer becomes unconditional.

6.2.3 Strategic review

If appointed as Responsible Entity for PAO, MOML intends to promptly undertake a detailed review of the PAO portfolio and its management to ensure that they are consistent with MOML's general management philosophy and strategy (which is described in section 1.4 of this document) to grow the MOF business and enhance MOF Unitholder returns. This review would include matters such as the performance, profitability and prospects of each of the assets of PAO and the opportunities for enhancement in the short, medium and long term. This may lead to further development of the assets, divestment of assets, or curtailment or modification of some of PAO's existing projects and activities.

In the ordinary course of its management, MOML will, as Responsible Entity for PAO, continually review the assets of PAO and the way in which they are developed and managed to evaluate performance, profitability and prospects. This could lead to further acquisitions, disposals or development in due course. However, at present, MOML has no specific intentions in relation to these matters and no effect of any strategic review has been factored into the Directors' forecasts set out in section 5 of this document.

6.2.4 Co-ownership arrangements

Through separate property holding entities, PAO owns seven assets jointly with EOP and one asset jointly with Kan AM Group. Each of these assets is the subject of an individual co-ownership agreement.

MOML has reason to believe that none of the co-ownership agreements referred to above contains a provision that specifically gives pre-emption rights to the joint owner in the event of a change of Responsible Entity or a change of control of the Responsible Entity (see section 3.4.1 of this document for further details). No such rights were disclosed by LLUSOT (the former Responsible Entity for PAO) in its letter to ASX on 11 April 2003.

6.2.5 No refinancing of PAO indebtedness

If appointed as Responsible Entity for PAO, MOML intends to undertake a review of the financial arrangements in place in relation to PAO.

Upon appointment as Responsible Entity for PAO, it is MOML's current intention to maintain PAO's existing debt facilities but to refinance MOF's existing debt (for further details, see section 1.8 of this document).

MOML understands from the report of Grant Samuel & Associates dated 23 October 2003 in relation to the unitholder meeting called to appoint PREIA as Responsible Entity for PAO that three of PAO's financing facilities (one general facility and two in relation to properties jointly owned with EOP) may require the lender's consent in relation to a change in manager or Responsible Entity for PAO. MOML will seek any necessary consents from these lenders prior to being appointed Responsible Entity for PAO, provided it has sufficient information to enable it to do so.

MOML also understands from the ASX announcement released by LLUSOT on 11 April 2003, that some of PAO's existing debt facilities contain provisions that allow the debt provider to require the repayment of amounts outstanding under the debt facilities upon three months notice.

If any of the lenders do not provide the necessary consent or exercise any rights to require repayment, then MOML intends to replace those debt facilities on the same terms, or more favourable terms if available.

6.2.6 Management

MOML, in accordance with the terms of the Asset Transfer and Facilitation Deed described in section 10.3 of this document, has agreed to enter into an Investment Management and Advisory Agreement with PREI-US to manage and expand the US portfolio of the Merged Entity upon MOML being appointed as Responsible Entity for PAO. Under the Investment Management and Advisory Agreement, PREI-US will be responsible for the oversight of the US asset portfolio of the Merged Entity, sourcing and review of acquisitions for the Merged Entity and provision of asset management services for all US assets of the Merged Entity not currently managed by third party joint venture partners. MOML will retain control, discretion and ultimate decision making authority over the strategy and operations of the Merged Entity.

6.2.7 Elimination of duplication

To the extent that activities and functions, including management and the provision of specialist technical or professional services, presently carried out by MOML and PAO will be duplicated in the Merged Entity, such duplication will be eliminated where it is economically efficient to do so.

6.3 Intentions upon gaining control of, but less than 90% of, PAO Units

As a result of its Offer, MOML may acquire less than 100% of PAO Units.

In that event, following the close of the Offer, MOML may hold a sufficient number of PAO Units to exercise control over the management and operations of PAO, but may not be entitled to compulsorily acquire all outstanding PAO Units. MOML's intentions in those circumstances are as follows:

6.3.1 Review of operations

It is MOML's present intention to attempt to implement the steps described in section 6.2.3 to the extent possible, economically feasible and appropriate, consistent with maintaining PAO as a listed sub-trust of MOF and subject to the matters addressed in section 6.3.7.

6.3.2 Management and replacement of Responsible Entity

It is the current intention of MOML that PAO would remain as a separate, controlled managed investment scheme within the portfolio of assets of MOF. MOML will seek to be appointed as Responsible Entity for PAO as soon as practicable once the Offer becomes unconditional and will charge an arm's length fee. It presently intends that the rate for this base fee element would be similar to that currently paid by PAO to PREIA (which is a base fee of 0.40% per annum of the gross value of assets) and will recover from PAO any costs properly incurred in fulfilling its obligations as Responsible Entity. MOML intends to waive its fee due from MOF relating to MOF's investment in PAO whilst PREIA or MOML deduct fees from PAO and PAO is a separate listed management investment scheme.

Any transactions between MOML and PAO or their subsidiaries required to effect those steps will be entered into on arm's length terms. In addition, if required by law, MOML will seek any necessary approval of the remaining PAO Unitholders to implement those steps.

06 Post takeover intentions

MOML, in accordance with the terms of the Asset Transfer and Facilitation Deed described in section 10.3 of this document, has agreed to enter into an Investment Management and Advisory Agreement with PREI-US to manage and expand the US portfolio of the Merged Entity upon MOML being appointed as Responsible Entity for PAO. Under the Investment Management and Advisory Agreement, PREI-US will be responsible for the oversight of the US asset portfolio of the Merged Entity, sourcing and review of acquisitions for the Merged Entity and provision of asset management services for all US assets of the Merged Entity not currently managed by third party joint venture partners. MOML will retain control, discretion and ultimate decision making authority over the strategy and operations of the Merged Entity.

6.3.3 ASX listing

MOML intends to maintain PAO as a managed investment scheme listed on ASX, subject to maintaining a sufficient spread of PAO Unitholders to retain the quotation of PAO Units on ASX.

6.3.4 Elimination of duplication

To the extent that activities and functions, including management and the provision of specialist technical or professional services, presently carried out by MOML and PAO will be duplicated in the Merged Entity, such duplication will be eliminated where it is economically efficient to do so.

6.3.5 General business integration

MOML will work to ensure that sufficient resources are available to continue the operation of PAO, from within its own resources, or through the making of new appointments.

6.3.6 Liquidity

PAO Unitholders should also note that the resulting decrease in the free float of PAO Units may have a material adverse effect on the liquidity and market value of PAO Units.

6.3.7 Limitation

The extent to which MOML's intentions for PAO described in this section may be realised, if PAO is a partly owned managed investment scheme, will be subject to:

- the law and the Listing Rules, in particular in relation to related party transactions and conflicts of interest; and
- the legal obligation of the board of directors of the Responsible Entity for PAO to act in good faith in the best interests of PAO and for proper purposes.

6.4 Continuation of business and assets

Subject to the foregoing, it is the present intention of MOML:

- to continue the operation of PAO; and
- not to make any major changes to the operation of PAO or to redeploy any of PAO's property.

07 Sources of consideration

7.1 Maximum number of MOF Units

The maximum number of MOF Units which would be required to be issued in connection with the Offer if acceptances are received in respect of all PAO Units on issue as at the date of this Bidder's Statement is approximately 663 million MOF Units.

Under MOF's Constitution, MOML has the capacity to issue the maximum number of MOF Units which it may be required to issue under the Offer.

7.2 Maximum amount of cash

The maximum amount of cash which would be payable by MOF in connection with the Offer if acceptances are received in respect of all PAO Units on issue as at the date of this Bidder's Statement is approximately $62.5 million based on the $0.10 cash consideration per PAO Unit.

MOML has agreed to pay $0.02 per unit of the cash component of the consideration required to be paid under the Offer from its own funds. Macquarie International Finance Limited (MIFL) (a wholly owned subsidiary of Macquarie Bank Limited) has agreed to provide funds to MOML to pay this portion of the cash consideration as and when required. There are no conditions precedent to the drawing of the funds and MIFL will not require repayment of the funds prior to the last time at which cash consideration is required to be paid to PAO Unitholders. MIFL will draw on its own existing cash reserves to provide this funding.

MOF will pay $0.08 per unit of the cash component of the consideration required to be paid under the Offer.

Funding to pay this component will be sourced by MOF from working capital, existing undrawn facilities and amounts drawn by MOF under the facility summarised below.

MOF has entered into an agreement with Westpac Banking Corporation whereby Westpac has agreed to provide funds to MOF to pay $0.08 per unit of the cash consideration required to be paid under the Offer as and when required. There are no conditions precedent to the drawing of the funds and Westpac will not require repayment of the funds prior to the last time at which cash consideration is required to be paid to PAO Unitholders. The facility is secured over existing assets of MOF and is on normal commercial terms.

08 Risk factors

8.1 Introduction

PAO Unitholders will receive MOF Units as consideration under the Offer. The value of the MOF Units, and as a result, the value of the Offer to PAO Unitholders, will depend on the future performance of the Merged Entity and the market price of MOF Units. Capital and income distributions are not guaranteed. The past performance of MOF is not indicative of the future performance of MOF.

There are a number of factors which may have an impact on the future performance of the Merged Entity, many of which are common to the factors affecting the current performance of MOF or PAO.

PAO Unitholders should be aware that an investment in MOF has risks which are associated with investing in both property and listed securities. The future level of income distributions, value of MOF's assets and the market value of MOF Units quoted on ASX may be influenced by any of these risk factors. Although the Directors have endeavoured to ensure that the assumptions made in the preparation of the forecast financial information in this Bidder's Statement are reasonable, there are a number of factors which may affect the achievement of these forecasts, many of which are beyond the control of the Directors. This section details some of the major risks of which PAO Unitholders should be aware.

8.2 Risk factors that affect the general economy and stockmarket

The price at which MOF Units trade on ASX may be determined by a range of factors including movements in international and local stockmarkets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies and changes in the supply and demand of listed property securities. In the future, these factors may cause MOF Units to trade at below current prices and may affect the income and expenses of the Merged Entity.

8.3 Risk factors that arise from property market fluctuations

Like all property trusts, the value of and returns from the Merged Entity's property assets will fluctuate depending on property market conditions. Rental and occupancy levels may change as a result of changes in the property market and this may affect the distributions paid by MOF and the market price of MOF Units.

8.4 Specific risk factors that affect the Merged Entity

The following are specific risk factors which have been identified by MOML as potentially affecting the performance of the Merged Entity and the value of MOF Units.

8.4.1 Foreign currency movements

The Merged Entity will generate cash flows in both A$ and US$. MOML will arrange foreign exchange hedges (using financial instruments) to mitigate the impact of movements in exchange rates, both favourable and unfavourable.

Hedging has the effect of fixing currently a rate at which MOF can exchange US$ for A$ at a time in the future. There is a cost to MOF for implementing these hedges. Security may be given over the direct and indirect assets of MOF to the counterparty of the foreign exchange hedges to protect the counterparty against the risk of default. In the event of such default, any secured assets may be sold to satisfy any indebtedness to the counterparty.

While foreign exchange hedging is designed to protect unitholders' distributions against movements in exchange rates over the period of the hedging strategy, it is not always possible to perfectly align the amount and/or timing of the hedge with the risk. Further, the A$ has been subject to significant fluctuations against the US$ in the past and may be subject to significant fluctuations in the future. Despite the hedging profile of the Merged Entity, over time the value of A$ distributions made by the Merged Entity will reflect general trends in exchange rate movements. Consequently, PAO Unitholders should consider the impact of an adverse movement in the A$ and the US$.

8.4.2 Disputes and defaults

In the ordinary course of its operations, the Merged Entity may be involved in disputes and possible litigation. The extent of those disputes and litigation cannot be ascertained at this time but there exists a risk that a material or costly dispute or litigation could affect the value of the assets or expected income of the Merged Entity.

There is also a possibility that tenants or other groups may default on their obligations to the Merged Entity, which may lead to a loss of income and increased costs as a result of enforcement action being required.

8.4.3 Value of properties

The value of properties owned by the Merged Entity may fluctuate from time to time due to market and other conditions. Factors relevant to determining value include rental and occupancy levels and these may change significantly over time for a variety of reasons. In general, valuations represent only the analysis and opinion of qualified experts at a certain date – they are not guarantees of present or future values. The valuation of a property may be materially higher than the amount that can be obtained from the sale of a property in certain circumstances, such as under a distress or liquidation sale.

8.4.4 Property location and condition

In general, the location, age, construction quality and design of a property may affect the occupancy level as well as the rents that may be charged for individual leases and the value of the property. The characteristics of an area or market in which a property is located may change over time or in relation to competing facilities.

The effects of any poor construction quality are likely to require owners to spend increasing amounts of money over time for maintenance and capital improvements to properties. Even properties that were well constructed will deteriorate over time if adequate maintenance is not scheduled and carried out in a timely manner.

8.4.5 Geographic and market concentration

In general, a portfolio of properties with a significant proportion located in a single geographic region or country, or a portfolio with a significant proportion of properties in a limited number of market sectors (such as the commercial office property sector) may be subject to losses that are more severe than other property portfolios which have a more diverse geographic distribution of properties or which have a more diverse range of properties.

The market values of the properties could be affected by economic conditions generally or conditions in the real estate markets where the properties are located, changes in governmental rules and fiscal policies, natural disasters (which may result in uninsured losses) and other factors that are beyond the control of MOF.

The economy of any region in which a property is located may be adversely affected to a greater degree than that of other areas of the country by certain developments affecting industries concentrated in such region. To the extent that general economic or other relevant conditions decline in regions in which properties representing a significant portion of the aggregate value of the Merged Entity's portfolio are located and result in a decrease in commercial property, housing or consumer demand in the region, the income from and market value of the properties may be adversely affected.

8.4.6 Leases

The Merged Entity will rely upon periodic lease or rental payments from tenants to pay for maintenance and other expenses of each property owned by it, as well as to service any existing indebtedness in relation to any properties or otherwise. The Merged Entity may be adversely affected in the event of a decline in rental or occupancy levels, or difficulties in securing lease renewals or obtaining new tenants.

There can be no guarantee that customers will renew leases upon expiration or that a customer will continue operations throughout the term of its lease. Income from and the market value of these properties would be adversely affected if vacant space in them could not be leased for a significant period of time, if customers were unable to meet their lease obligations or if, for any other reason, rental payments could not be collected.

No assurance can be given that leases that expire can be renewed or that space covered by leases that expire or are terminated can be leased in a timely manner at comparable rents or on comparable terms.

In addition, upon the occurrence of an event of default by a customer, delays and costs in enforcing the lessor's rights may occur and a recovery, if any, may be significantly less than if no default had occurred.

08 Risk factors

If a significant portion of a property or a property portfolio is leased to a single tenant, the consequences of the failure of the Merged Entity to relet such portion of that property if that tenant vacates the space leased to it (either as a result of the expiration of the term of the lease or a default by the tenant) will be more pronounced than if such property were leased to a great number of tenants. A similar risk also exists where a significant part of the portfolio is leased to an industry sector that goes through a period of sustained decline.

8.4.7 Competition

Commercial properties located in the same areas as the Merged Entity's properties will compete for customers and other occupants. These properties generally compete on the basis of rental rates, location, condition and facilities of the property. If competing properties in the applicable market have lower rents, lower operating costs, more favourable locations or better facilities, the rental rates for the properties may be adversely affected.

The Merged Entity may renovate, refurbish or expand a property it owns to maintain the property and remain competitive, however, such renovation, refurbishment or expansion may itself entail significant risks.

If over supply conditions in a particular market exist (either as a result of an increase in available property or a decrease in the number of customers due to a decline in economic activity in the area), the rental rates for a property may be adversely affected.

Commercial properties may also face competition based on future trends of customers (eg an increase in home based offices and businesses). This competition could adversely affect income from, and the market value of, the office property.

8.4.8 Quality management

The successful operation of a property may be dependent to a certain extent on the performance of MOML and the relevant property manager. MOML is responsible for responding to changes in the local market conditions and adopting relevant rental rate structures (including establishing levels of rent payments) to enable maintenance and capital improvements to be carried out in a timely fashion. Management errors may adversely affect the long term viability of a property. Similarly, failure to retain, or to hire, appropriately experienced and trained property managers may affect the ability of MOF to perform to its maximum potential.

8.4.9 Expenditure

The Merged Entity will be required to incur significant expenditure in relation to ongoing maintenance and refurbishment of properties it owns. Any requirement for unforeseen material capital expenditure on properties, such as for rectification work to comply with environmental standards, may adversely affect the performance of the Merged Entity.

8.4.10 Insurance coverage and premiums

MOML maintains insurance coverage in respect of each property within MOF (including insurance for damage, destruction and public liability) and proposes to maintain insurance for each property held by the Merged Entity.

Any losses incurred due to uninsured risks may adversely affect the performance of the Merged Entity. Increases in insurance premiums may affect the performance of the Merged Entity. Insurance premium increases could occur, for example, if the Merged Entity claims under any policy of insurance for significant losses in respect of any property.

Any failure by the company or companies providing insurance (or any reinsurance) may adversely affect the performance of the Merged Entity.

8.4.11 Law, regulatory and policy

Significant aspects of the Merged Entity's business will be subject to US Federal and State and as well as Australian Commonwealth and State law, regulation and policy including those relating to planning and environment, health and safety, insurance, tax and stamp duty. Changes in any law, regulation or policy affecting the business of the Merged Entity (which may or may not have retrospective effect) may have a significant impact on the Merged Entity's performance. For example, changes to taxation laws in the US and Australia, including changes to the US/Australia tax treaty, may affect future earnings and the relative attractiveness of investing in the Merged Entity.

Laws and regulations affecting investments in listed property entities, including the Merged Entity, may be subject to significant and unexpected changes. Any such changes may affect the value of MOF Units or the tax treatment of the investment for investors in MOF Units.

8.4.12 US law and REIT legislation

The present US federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time and any such action may affect investments and commitments previously made. Revisions in US federal income tax laws and interpretations of these laws could adversely affect MOF or PAO's REITs and the tax consequences of an investment in MOF or PAO's REITs.

8.4.13 Co-ownership

MOF invests in and may acquire more properties that are jointly owned. PAO also invests in several properties that are jointly owned. Maintaining good relations with the other co-owner(s) can be essential to maximising returns from the properties.

8.4.14 Exercise of rights under co-ownership agreements

In its announcement dated 11 April 2003, LLUSOT stated that none of the co-ownership agreements of LUO (now PAO) contained pre-emptive rights on a change of control of the Responsible Entity for PAO. However, the consent of a co-owner is required in order to change the provider of "asset management services" for one of the PAO properties. If the co-owner does not give this consent, then MOML will not be able to appoint its preferred provider of these services. However, given the nature of the services which constitute "asset management services", MOML does not consider that this would be a significant issue. (For further details, see section 3.4.1 of this document).

The co-ownership agreements for the seven PAO properties which are jointly owned with EOP contain buy/sell arrangements whereby either party may initiate a procedure to transfer the interest of one co-owner to the other co-owner for a price set by the party triggering the procedure. These rights exist irrespective of any change of control of the Responsible Entity for PAO. In the event that the buy/sell rights are exercised, the portfolio of PAO, and therefore the Merged Entity, may be substantially different to that contemplated in this Bidder's Statement.

8.4.15 Funding

In order to provide for future growth, the Merged Entity will rely on both equity and debt funding. The Directors are not currently aware of any reason why this funding should not continue to be made available to the business at acceptable costs. However, an inability to obtain the necessary funding for the business or a material increase in the cost of the funding through an increase in interest rates may have a material adverse impact on the Merged Entity's activities and financial position.

8.4.16 Limited due diligence

As only limited due diligence was able to be carried out on PAO, risks resulting from unknown factors in relation to PAO may exist and risks resulting from the transaction which MOML is unaware of based on its review of publicly available information. If any such risks are known to the directors of PREIA, they will need to be disclosed in the target's statement to be issued by PREIA.

8.5 Risk factors that arise from the Offer

8.5.1 Acquisition of less than 100% of PAO Units

It is possible that MOML will acquire less than 100% of PAO Units under the Offer. The impact on MOF of MOML acquiring less than 100% of PAO Units will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in PAO may have a limited adverse impact on MOML's capacity to extract synergies from the acquisition of PAO. MOML will still seek to be appointed as Responsible Entity for PAO even if it does not acquire 100% of PAO Units.

The change of Responsible Entity for PAO is a key assumption underlying many of the assumptions contained in this Bidder's Statement and section 5 in particular. It is a condition of the Offer that MOML obtains a relevant interest in at least 50.1% of the PAO Units, and this would give MOML sufficient voting power to ensure that it is appointed Responsible Entity for PAO.

If, after the Offer, MOML does not hold 80% or more of the PAO Units, PAO Unitholders who are Australian residents for income tax purposes and who would make a capital gain from their disposal of PAO Units will be unable to elect for a rollover of that capital gain resulting in a capital gain crystallising at the time of the sale of the PAO Units. Rollover relief for capital gains is discussed further in section 9 of this document.

8.5.2 Issue of MOF Units as consideration

MOF will issue a significant number of MOF Units to PAO Unitholders accepting the Offer (see section 11 of this document for further details). Some PAO Unitholders may not wish to retain the MOF Units and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of MOF Units which may have an adverse effect on the market price of MOF Units. The Directors consider that any such decline in the price of MOF Units is likely to be immaterial and for a short time only.

Additionally, MOF Units issued to Foreign PAO Unitholders will be sold on ASX pursuant to section 11.9 of this Bidder's Statement. This could adversely affect the price of MOF Units.

08 Risk factors

8.5.3 Integration

Integrating two entities of the size of MOF and PAO may produce some risks, including difficulties in integrating management and information systems and the possible loss of knowledge of the properties. However, due to Macquarie Bank Group's previous experience with successful integration of listed property entities following acquisition, together with the experience of the existing property management team at MOML, the Directors believe that such risks can be effectively managed throughout the integration process.

8.5.4 Employment

Continuity of staff is important for customer retention and ongoing customer negotiations. A change of staff could affect ongoing relationships with various parties connected to the PAO properties, including key tenants. However, the Directors believe that the MOML personnel are sufficiently experienced to manage any such risk following the acquisition.

8.5.5 Forecasts

A number of financial and commercial assumptions have been included in the preparation of the forecast financial information set out in section 5 of this document. Factors which could alter the assumptions and have an impact on the achievability on these forecasts include:

- level of rental income growth;
- movements in tenancy and occupancy levels and the possibility that customers may default on those obligations;
- variations in fees and expenses;
- access to continued debt funding and changes in interest rates on debt;
- movements in the A$/US$ exchange rate;
- ability to recover expenses and incurring unrecoverable expenses greater than anticipated;
- property valuations and growth have been considered assuming that properties are valued on the basis of a willing buyer and a willing seller and properties may not be sold at such valuation if that assumption is not satisfied; and
- changes in Australian or US taxation legislation.

8.5.6 Assumed financial information for PAO

The pro forma forecast financial information for the Merged Entity set out in section 5 of this document reflects the Directors' assessment of MOF and PAO based on present circumstances, anticipated economic and operating conditions and the implementation of MOML's business strategy.

While the Directors believe that assumptions used in preparing the forecasts are appropriate and reasonable at the time of preparation, some factors that affect the actual results cannot be foreseen or accurately predicted and many of these factors are beyond the control of the Directors.

Events and circumstances often do not occur as expected, therefore, actual results may differ from the Directors' forecasts and differences may be material. Consequently, the Directors cannot and do not guarantee that the forecast results will by achieved by the Merged Entity and PAO Unitholders are advised to carefully consider the risk factors in this section 8 and the assumptions used in preparing the forecasts in considering the forecasts and the likely future performance of the Merged Entity.

In particular, the Directors have been restricted to publicly available information in relation to PAO and its assets. MOML has not conducted detailed due diligence on PAO. Accordingly, the basis on which the pro forma forecast financial information for the Merged Entity was prepared needs to be taken into account in assessing the reliability of that forecast.

8.5.7 Property diversification

MOF holds a signification proportion of its property investments in Australia whereas all of PAO's property investments are in the US. Accordingly, as an investor in the Merged Entity, PAO Unitholders will hold interests in a portfolio with a 55% weighting to Australian assets and a 45% weighting to US assets (by value), as opposed to 100% US assets. This geographic diversification can be both a benefit and a risk. Whilst holding units in the Merged Entity will significantly reduce PAO Unitholders' exposure to fluctuations in any particular office market, it will result in PAO Unitholders being exposed to fluctuations in the Australian office market when they currently have no such exposure.

8.5.8 Limited due diligence

As only limited due diligence was able to be carried out on PAO, risks resulting from the transaction may exist which MOML is unaware of based on its review of publicly available information. If any such risks are known to the directors of PREIA, they will need to be disclosed in the target's statement to be issued by PREIA.

09 Tax considerations

9.1 Introduction

The following is a general description of the Australian taxation consequences of accepting the Offer based on Australian law in effect as at the date of the Offer. The description is only relevant to those PAO Unitholders who hold PAO Units on capital account for the purposes of investment. If you hold PAO Units on revenue account, you should note that the scrip for scrip capital gains tax rollover relief discussed below will not be available to you.

The following discussion is of a general nature only and does not consider the position of particular PAO Unitholders. You should consult your own tax adviser about the tax consequences of accepting the Offer that will apply to your individual circumstances. PAO Unitholders who are not resident in Australia for income tax purposes will need to consult their tax advisers in the jurisdiction in which they are a resident for tax purposes concerning the tax consequences in that jurisdiction of accepting the Offer.

9.2 Taxation consequences of accepting the Offer

References in the following discussion to the market value of MOF Units that you receive as a result of accepting the Offer are to their market value at the date you accept the Offer (provided MOF acquires your PAO Units). As MOF Units are quoted on ASX, their market value on a particular date should be easily ascertainable.

9.2.1 PAO Unitholders who are residents of Australia for income tax purposes

Under the Offer, you will receive MOF Units and cash in exchange for your PAO Units. The market value of the MOF Units you receive plus the cash you receive will constitute your capital proceeds of the Offer.

The transfer of ownership of your PAO Units under the Offer will constitute a capital gains tax event for Australian capital gains tax purposes. PAO Unitholders who are Australian residents for income tax purposes may make a capital gain or loss, depending on whether their capital proceeds from the disposal are more or less than the cost base of their PAO Units. Your cost base will generally be the amount you paid to acquire your PAO Units (including any incidental costs and less certain tax deferred amounts you have received in relation to your PAO Units since you acquired them).

Where you have held your PAO Units for at least 12 months when you accept the Offer, you may be entitled to reduce the taxable capital gain realised by you by 50% (for individuals holding units directly, or indirectly through a *trust) or 33.33% (for complying superannuation funds).* This is referred to as the capital gains tax discount. Trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

Where scrip for scrip rollover relief is available (refer below for explanation), PAO Unitholders who make a capital gain from the disposal of their PAO Units may choose to claim scrip for scrip capital gains tax rollover relief in relation to that part of the gain that is attributable to the MOF Units they receive as part of the Offer. Under scrip for scrip rollover, capital gains tax liability arising from the MOF Units' portion of the consideration may be deferred. Therefore, a capital gains tax liability arises as a result of the acceptance of the Offer only on the cash portion of the consideration less the cost base of your PAO Units reasonably attributed to that cash portion.

Scrip for scrip rollover relief will be available in respect of any taxable gain you realise that is attributable to the MOF Units you receive if, firstly, after the Offer MOF owns 80% or more of the PAO Units. MOF will advise you if and when it acquires at least 80% of the PAO Units.

Secondly, scrip for scrip rollover relief will only be available if PAO and MOF are both fixed trusts, or the Australian Commissioner of Taxation has exercised his discretion to treat them as such. MOF will apply to the Commissioner of Taxation for confirmation that he will treat both MOF and PAO as fixed trusts. MOF expects the requested confirmation will be issued in due course and will advise you if and when this confirmation is received.

If MOF does not acquire 80% or more of the PAO Units, or you choose for rollover relief not to apply, you will be subject to tax on the full amount of the capital gain you realise as a result of accepting the Offer (taking into account the capital gains tax discount where available).

If you would realise a capital loss from accepting the Offer (ie where the market value of the MOF Units and any cash you receive is less than the reduced cost base of your PAO Units), no rollover relief will apply. Capital losses can only be offset against capital gains realised by you in the same year of income or in subsequent years of income.

09 Tax considerations

9.2.2 PAO Unitholders who are not residents of Australia for income tax purposes

If you are not a tax resident of Australia for income tax purposes, you will only be subject to Australian capital gains tax in respect of any capital gain realised by you upon accepting the Offer if you, together with any of your associates, beneficially owned at least 10% of the issued PAO Units at any time during the five years preceding the time when you accept the Offer. For Foreign PAO Unitholders, on the assumption that you own less than 10% of the units in PAO, and subsequently in MOF, you should not be subject to Australian tax as a result of the transfer of your PAO Units to MOF under the Offer and/or the subsequent disposal of your MOF Units by the Nominee.

If you are subject to Australian capital gains tax as a result of accepting the Offer, you can choose for scrip for scrip rollover relief to apply where each of the requirements set out above in section 9.2.1 are met and where you begin to beneficially hold more than 10% of the units in MOF as a result of the Offer. However, for Foreign PAO Unitholders scrip for scrip rollover relief will not be available on the disposal of your MOF Units by the Nominee. Where you are subject to Australian tax, you may wish to claim the capital gains tax discount as discussed above under section 9.2.1, where available.

9.2.3 Stamp duty and GST

No stamp duty or GST will be payable by you as a result of accepting the Offer.

9.3 Australian taxation consequences of owning MOF Units

9.3.1 Australian residents for income tax purposes

The Australian taxation consequences of owning MOF Units are similar in most respects to ownership of PAO Units.

Given that a greater proportion of MOF's income will be Australian sourced income (as compared to PAO on a stand alone basis), the distributions on MOF Units are likely to include a lower proportion of foreign sourced income than PAO distributions (on a stand alone basis) and accordingly will include less foreign tax credits. However, generally speaking, the taxable income distributed to MOF Unitholders will still be assessable regardless of whether the income is foreign sourced income or domestic income. MOF Unitholders should be entitled to claim foreign tax credits on distributions by MOF in the same way as they currently claim foreign tax credits in respect of distributions by PAO.

As MOF's activities are limited to the owning of property primarily for the purpose of deriving rent, MOF is not treated as a public trading trust and therefore it is not taxed in the same way as a company. Accordingly, as a MOF Unitholder you will be taxed on your share of the income of MOF in accordance with the information provided to you in the annual distribution statement for the period to 30 June each year. The annual distribution statement will provide you with details of your share of the taxable income of MOF and the extent to which any distributions are tax deferred.

MOF Unitholders must generally notify MOF of their Australian tax file number. MOF will be required to deduct tax at the highest marginal rate (currently 48.5%) from any distributions made to MOF Unitholders that have not provided their tax file number.

The US federal tax status of the REITs held by the Merged Entity will affect the quantum of taxable income that the US REIT derives in the US and the quantum of distributions that it is able to make. The status of the REIT is discussed in other parts of this Bidder's Statement (see in particular section 8.4.12) and the tax treatment adopted in the forecasts is set out in section 5.10.9.

For those PAO Unitholders who have chosen scrip for scrip rollover relief on the disposal of the PAO Units and the acquisition of the MOF Units, the cost base of the MOF Units for capital gains tax purposes will be equal to the cost base of the PAO Units at the time of accepting the Offer less the cost base attributed to the cash component of the consideration received by the PAO Unitholder (see above in section 9.2.1). In addition, for the purposes of claiming the capital gains tax discount on a subsequent disposal of the MOF Units where scrip for scrip rollover relief was claimed, the relevant acquisition date of the MOF Units is deemed to be the original date of acquisition of the PAO Units by the PAO Unitholder.

9.3.2 Non-Australian tax residents for income tax purposes

PAO Unitholders who are not residents of Australia for income tax purposes will need to obtain their own tax advice concerning the taxation consequences of owning MOF Units and receiving distributions from MOF.

10 Other material information

10.1 ASIC modifications to and exemptions from the Corporations Act

ASIC has modified the Corporations Act to allow MOML to depart from a minor and technical content requirement for a product disclosure statement which is not consistent with the content requirements for a Bidder's Statement.

Other than as described above, ASIC has not granted any modifications to, or exemptions from, the Corporations Act in relation to the Offer.

10.2 Broker handling fees

If the Offer becomes or is declared unconditional, MOML will pay a handling fee to participating organisations of ASX and members of the Financial Planning Association (Brokers) of 0.75% of the value of parcels of PAO Units (subject to a maximum fee for any one application accepted of $750) held directly by retail PAO Unitholders (or PAO Units held by a custodian/nominee on behalf of a retail PAO Unitholder) who accept the Offer. The fee will be payable to any Broker whose stamp appears on the Acceptance and Transfer Form or who, in respect of a CHESS Holding, produces evidence satisfactory to MOML that it is the Controlling Participant who initiated the acceptance.

MOML reserves the right to determine the fee payable to any Broker where it believes that a party has structured its holdings to take advantage of the fee. A retail PAO Unitholder is one who is not a Broker or an associate of a Broker and who were recorded on the register as holding less than 100,000 PAO Units at 10:00 am on 30 July 2004.

The fee is payable to Brokers only. In accepting the fee in respect of an application, the relevant Broker represents to MOML that neither it nor its associate is the accepting unitholder and that the fee will not be passed on or otherwise shared directly or indirectly with the accepting unitholder.

Further details in relation to this handling fee (including in relation to claim procedures) will be given if and when the Offer becomes or is declared unconditional.

10.3 Agreements between MOML, PREIA and PREI-US

10.3.1 Co-operation Agreement

MOML as Responsible Entity for MOF and PREIA as Responsible Entity for PAO entered into the Co-operation Agreement on 28 July 2004.

A complete copy of the Co-operation Agreement was attached to PAO's announcement in relation to the Offer, which is attached to this document as Annexure C. Set out below is a summary of the principal terms of the Co-operation Agreement.

Under the Co-operation Agreement, PREIA agreed to do the following conditional upon MOML announcing its intention to make takeover offers for all issued PAO Units consistent with the terms of the Offer:

(a) engage an independent expert for the purposes of preparing a report to accompany the target's statement as to whether the Offer is fair and reasonable in the independent expert's opinion within two days after the date of the Co-operation Agreement and provide the independent expert with reasonable assistance;

(b) assuming that the Offer is determined by the independent expert to be fair and reasonable and for so long as a majority of directors of PREIA do not form the view that either there is a Superior Proposal or that their fiduciary or statutory duties require them to do otherwise, PREIA and each of its directors must recommend to PAO Unitholders that they should accept the Offer and include a statement to this effect in the target's statement;

(c) the recommendation referred to in paragraph (b) may be expressed to be subject to each of the factors referred to in paragraph (b);

(d) MOML has agreed that PREIA will not breach its obligations in paragraph (b) because any director forms the view that there is a Superior Proposal or acting reasonably forms the view that his or her fiduciary or statutory duties requires him or her to cease recommending the Offer;

(e) until the end of the Offer Period, conduct the business of PAO in the ordinary course, except with the consent of MOML;

(f) until the end of the Offer Period, not enter into or announce any intention to enter into any material transaction with a related party, unless that transaction has been publicly announced prior to the Announcement Date or otherwise without the consent of MOML;

10 Other material information

(g) until the end of the Offer Period, not exercise or announce any intention to exercise any buy/sell rights arising under co-ownership agreements between PAO and EOP or their Subsidiaries;

(h) until the end of the Offer Period, not sell or otherwise dispose of nor purchase or otherwise acquire, or announce any intention to do so, any property or assets the total consideration or value of which exceeds US$5 million, except for budgeted capital expenditure items, emergency repairs and leasing arrangements, or otherwise with MOML's consent;

(i) until the end of the Offer Period, not undertake any expenditure, enter into any commitments, or announce any intention do so, which are valued in aggregate at more than US$5 million, except for budgeted capital expenditure items, emergency repairs and leasing arrangements, or otherwise with MOML's consent;

(j) not enter into or announce a proposal to enter into any joint venture, trust or partnership on behalf of PAO or its Subsidiaries, which involves a commitment of greater than one year or a commitment greater than US$5 million, except with the consent of MOML;

(k) consult with MOML in relation to any material matter in respect of the conduct of the business of PAO or its Subsidiaries including entering into any material lease arrangements;

(l) notify MOML of any event which may prevent any condition to the Offer being breached or incapable of satisfaction, in which case MOML must within 10 business days of receiving sufficient information to allow a reasonable person to decide whether to waive that condition, notify PREIA and ASX of its decision whether or not to waive the condition;

(m) facilitate an accelerated Offer dispatch timetable for this Bidder's Statement;

(n) ensure that the target's statement is dispatched as soon as practicable after the day on which this Bidder's Statement is served on PREIA;

(o) subject to MOML having acquired, a relevant interest in at least 40% of the PAO Units pursuant to the Offer, and the Offer becoming unconditional, co-operate with MOML to call a meeting for the purposes of PREIA being removed as Responsible Entity for PAO and MOML in its personal capacity being appointed Responsible Entity for PAO in its place; and

(p) provide MOML with a statement as to the level of US ownership of PAO Units beneficially owned by US residents and make reasonable enquiries as to the level of US ownership of PAO Units.

PREIA's obligations under paragraphs (e) to (i) are subject to EOP exercising, or announcing any intention to do so, any buy/sell rights arising under co-ownership agreements between PAO and EOP in connection with the Co-owned Assets. If this occurs PREIA must consult with MOML but remains free to deal with any rights arising under these agreements. PREIA's obligations under paragraphs (e) to (i) cease if MOML does not hold a relevant interest in at least 50.1% of the PAO Units pursuant to the Offer within 10 weeks of the date of the Co-operation Agreement.

PREIA may terminate the Co-operation Agreement if the independent expert does not determine that the Offer is fair and reasonable, or if PREIA or a majority of the directors of PREIA form the view that there is a Superior Proposal or that their fiduciary or statutory duties require them to cease recommending the Offer.

Either party may terminate the Co-operation Agreement if a person other than MOML or a related body corporate of MOML acquires a relevant interest in more than 50% of the PAO Units.

10.3.2 Asset Transfer and Facilitation Deed

MOML as Responsible Entity for MOF, MOML in its personal capacity, PREIA in its personal capacity and PREI-US, entered into the Asset Transfer and Facilitation Deed on 28 July 2004.

Set out below is a summary of the principal terms of the Asset Transfer and Facilitation Deed.

Under the Asset Transfer and Facilitation Deed, the parties have agreed to do the following conditional upon MOML in its personal capacity being appointed Responsible Entity for PAO:

(a) subject to MOML or its nominee and PREI-US entering into the Investment Management and Advisory Agreement and subject to the payment of all accrued fees and expenses, terminate or procure the termination of any agreements between PAO or any of its Subsidiaries and PREI-US or any of its Subsidiaries or related bodies corporate, without cost to PAO or its Subsidiaries;

(b) subject to MOML or its nominee and PREI-US entering into the Investment Management and Advisory Agreement and subject to the payment of all fees and expenses, procure the resignation of each manager of the properties in the PAO portfolio;

(c) subject to MOML or its nominee and PREI-US entering into the Investment Management and Advisory Agreement and subject to the payment of all fees and expenses, procure the termination of any agreements between PAO or its Subsidiaries and PREIA, PREI-US or their Subsidiaries or related bodies corporate, without cost to PAO or its Subsidiaries;

(d) terminate any third party management agreements or assign or novate to MOML or its nominee any such agreements nominated by MOML;

(e) have MOML or its nominee and PREI-US enter into the Investment Management and Advisory Agreement;

(f) do all things reasonably necessary to facilitate the prompt and orderly transition of the responsibilities of PREIA as Responsible Entity for PAO to MOML in its personal capacity; and

(g) ensure that all materials, supplies, keys, documentation, policies, plans and promotional and accounting materials pertaining to management agreements terminated under paragraph (a) are delivered to PAOI on the date MOML in its personal capacity is appointed as Responsible Entity for PAO.

PREIA and PREI-US also:

- commit to take certain actions to ensure that the acquisition by entities within the Macquarie Bank Group of more than 9.8% of the PAO Units on issue under the Offer are not included within any applicable ownership limitations including providing to MOML within five business days of the date of the Deed a resolution of the directors of PAOI resolving to exclude the acquisition by MOML or the Macquarie Bank Group of more than 9.8% of the PAO Units from any applicable ownership limitations in the Articles of Incorporation of PAOI provided that MOML and the Macquarie Bank Group provide the board of PAOI with representations that their ownership of PAO Units will not result in any individual owning more than 9.8% of the PAO Units and will not disqualify PAOI as a REIT; and
- represent and warrant to MOML that they and their associates do not hold or have any relevant interest in any PAO Units and that, to the best of their knowledge, no excess shares (as defined in the Articles of Incorporation of PAOI) have been issued by PAOI since PREIA was appointed as Responsible Entity of PAO.

The Asset Transfer and Facilitation Deed may be terminated by any party if MOML has not been appointed Responsible Entity for PAO within 12 months after the date of the deed.

10.3.3 Investment Management and Advisory Agreement

The key terms of the proposed Investment Management and Advisory Agreement are as follows:

- PREI-US will serve as MOML's over-arching real estate investment manager and adviser for MOF's US real estate portfolio and US real estate strategy including existing and future assets not sourced by PREI-US;
- MOML will, however, retain control, discretion and ultimate decision making authority over the strategic expansion and operations of MOF;
- the agreement will have a term of three years, extendible if agreed by both parties;
- the agreement can be terminated by PREI-US with 60 days written notice;
- the agreement can be terminated by MOML with 60 days written notice if key performance metrics are not met, or if MOML ceases to be Responsible Entity for MOF;
- PREI-US will be the sole and exclusive US investment manager and adviser for MOF's US real estate portfolio and US real estate strategy during the term of the agreement. PREI-US will not act as a US real estate investment manager or adviser in the US office sector for any other listed Australian property trust that is focused solely on US office product;
- PREI-US will receive 0.20% base management fee on the gross asset value of the Merged Entity's US portfolio (less any management fees paid to the managers of jointly held assets) and a US$1.7 million facilitation fee over three years, both paid by MOML. PREI-US will also receive acquisition fees ranging between 0.15% to 1.0% of the gross asset value of future US acquisitions by the Merged Entity, as well as expense reimbursements, to be paid by MOF;
- the relationships with PAO's existing joint venture partners will be managed on an agreed basis between PREI-US and MOML going forward; and
- PREI-US has agreed to work with MOML in relation to the sourcing of future acquisitions for MOF including potential acquisitions that already exist in the current transaction pipeline for PAO.

10 Other material information

10.4 Consents

Clayton Utz has given and has not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as legal adviser to MOML. Clayton Utz has not caused or authorised the issue of this Bidder's Statement and takes no responsibility for it.

KPMG Transaction Services has given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in the form and context in which they appear. KPMG Transaction Services has not caused or authorised the issue of this Bidder's Statement and takes no responsibility for it.

Macquarie Bank Limited has given and has not before the date of this Bidder's Statement withdrawn its consent to be named in this Bidder's Statement as financial adviser to MOML. Macquarie Bank Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the references to it in section 7 of this Bidder's Statement in the form and context in which they appear. Macquarie Bank Limited has not caused or authorised the issue of this Bidder's Statement and takes no responsibility for it.

As contemplated by ASIC Class Order 01/1543, this Bidder's Statement also includes statements based on statements made by persons in the circumstances described in that Class Order. Those persons are not required to consent, and have not consented, to the inclusion of statements in this Bidder's Statement based on statements made by them.

If you would like to receive a copy of any of the documents which contain these statements (free of charge), please contact the Offer information line, the telephone numbers for which are printed in the corporate directory at the front of this Bidder's Statement.

10.5 Other material information

There is no other information which:

(a) either:

  (i) is material to the making of the decision by a person to whom the Offer is made whether or not to accept the Offer; or

  (ii) might reasonably be expected to have a material influence on the decision of a reasonable person, as a retail client, as to whether to accept the Offer and thereby acquire MOF Units; and

(b) is known to MOML; and

(c) has not previously been disclosed to the PAO Unitholders,

other than as disclosed in this Bidder's Statement and the Annexures to it.

11 The Offer

11.1 The Offer

(a) MOML, in its capacity as Responsible Entity for MOF, offers to acquire all of your PAO Units on the terms and subject to the conditions set out in the Offer.

(b) You may accept the Offer only in respect of all of your PAO Units.

(c) MOML will be entitled to all Rights (being those accruing after the Announcement Date) in respect of PAO Units which it acquires under the Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in MOML are not passed on to MOML, or the benefit of those Rights are not passed on to MOML, MOML may reduce the consideration payable to you under the Offer by the amount (or value, as reasonably assessed by MOML) of those Rights. In particular, if you accept the Offer but receive the PAO Distribution, MOML will reduce the consideration payable to you under the Offer by the amount of the PAO Distribution. Any such deduction will first be made from the cash component of the consideration and then, if required, from the MOF Units otherwise due to you on the basis that one MOF Unit is worth $1.20.

(d) If, after aggregating all holdings of your PAO Units, you become entitled to a fraction of one MOF Unit, that fraction will be rounded down to the nearest whole MOF Unit.

(e) The MOF Units to be issued under the Offer will rank equally with all other MOF Units currently on issue for distribution from 1 July 2004. If you accept the Offer, you will be entitled to all MOF Rights (being those accruing after the Announcement Date) in respect of the MOF Units which you acquire under the Offer. If you do not receive any such MOF Rights because at the record date for receiving such MOF Rights you are not a registered holder of MOF Units, the cash component of the consideration payable to you under the Offer will be increased by the amount (or value, as reasonably assessed by MOML) of those MOF Rights.

In particular, if you accept the Offer and become a registered holder of MOF Units before 30 September 2004 (which is the register date for the MOF Distribution), you will receive the MOF Distribution at the same time and in the same manner as all other MOF Unitholders (ie by cheque in Australian currency to your address as shown on the register of MOF Unitholders). However, if you accept the Offer but you do not become a registered holder of MOF Units before 30 September 2004, the cash component of the consideration payable to you under the Offer will be increased by the amount of the MOF Distribution.

(f) If at the time the Offer is made to you, you are a Foreign PAO Unitholder, you will not receive MOF Units. Instead, you are offered a cash amount determined in accordance with section 11.9.

(g) This Offer extends to any person who becomes registered or entitled to be registered as the holder of any of your PAO Units during the period from the Register Date to the end of the Offer Period.

(h) This Offer is dated 11 August 2004.

11.2 Consideration

Under the Offer, MOML is offering 1.06 MOF Units plus $0.10 cash for each or your PAO Units.

11.3 Offer Period

(a) The Offer commences on the date the first of the Bidder's Statements are sent to PAO Unitholders, which will be 11 August 2004, and will remain open for acceptance until 7:00 pm on 14 September 2004, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) MOML expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

(c) If within the last seven days of the Offer Period the Offer is varied to improve the consideration offered or if within the last seven days of the Offer Period MOML's voting power in PAO increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

11.4 Official quotation of MOF Units

(a) Part of the consideration offered by MOML under the Offer comprises MOF Units. Subject to paragraph 11.1(e), the MOF Units to be issued under the Offer will in all respects rank equally with all other MOF Units currently on issue.

(b) MOF has been admitted to the official list of ASX and MOF Units are traded on ASX. MOF Units of the same class as those to be issued as consideration under the Offer have been granted official quotation by ASX.

11 The Offer

(c) An application will be made to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the MOF Units to be issued as consideration under the Offer.

11.5 Persons to whom the Offer is made

11.5.1 Offerees

(a) An Offer in this form and bearing the same date is being made:

(i) to each holder of PAO Units registered in PAO's register of PAO Unitholders at 10:00 am on the Register Date; and

(ii) to any person who becomes registered or entitled to be registered as the holder of PAO Units during the period from the Register Date to the end of the Offer Period due to the conversion of or exercise of rights attached to other securities convertible into PAO Units which are on issue on the Register Date.

(b) If at the time this Offer is made to you, or at any time during the period from the Register Date to the end of the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of some or all of your PAO Units to which this Offer relates (Transferred Units), then:

(i) a corresponding Offer will be deemed to have been made to that other person in respect of the Transferred Units;

(ii) a corresponding Offer will be deemed to have been made to you in respect of your PAO Units other than the Transferred Units; and

(iii) this Offer is deemed to have been withdrawn immediately after making such corresponding offers.

11.5.2 Trustees and nominees

If you are a trustee or nominee for several persons in respect of separate parcels of PAO Units, section 653B of the Corporations Act deems an Offer to have been made to you in respect of each separate parcel. To validly accept the Offer for any of those separate parcels, you must:

(a) if the parcel consists of PAO Units held in an Issuer Sponsored Holding, complete and sign the Acceptance and Transfer Form; and

(b) if the parcel consists of PAO Units held in a CHESS Holding, initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules,

in each case specifying that the PAO Units in respect of which you are accepting are a separate parcel and the number of PAO Units in the separate parcel to which the acceptance relates. You may at the one time accept the Offer in respect of two or more such separate parcels as if they were a single parcel.

If this section applies to you, please contact the Offer information line on 1300 303 063 (within Australia) or +61 2 8280 7134 (outside Australia) for such additional copies of this Bidder's Statement or the Acceptance and Transfer Form as are necessary. In accordance with legal requirements, calls to these numbers will be recorded.

11.6 How to accept the Offer

The method by which you can accept the Offer will depend on whether your PAO Units are in an Issuer Sponsored Holding or a CHESS Holding. Your PAO Units are in an Issuer Sponsored Holding if they are sponsored directly by PAO as issuer. Your PAO Units are in a CHESS Holding if they are sponsored by a Controlling Participant (usually your broker) or if you are a Participant.

11.6.1 General

(a) Subject to sections 11.5.2 and 11.6.7, you may accept the Offer only in respect of all of your PAO Units.

(b) You may accept the Offer at any time during the Offer Period.

11.6.2 Issuer Sponsored Holdings

If any of your PAO Units are in an Issuer Sponsored Holding, to accept the Offer in respect of those PAO Units you must:

(a) complete and sign the Acceptance and Transfer Form enclosed with this Bidder's Statement in accordance with the instructions on the form; and

(b) ensure that the Acceptance and Transfer Form together with all other documents required by the terms of the Offer and the instructions on the form are received before the expiry of the Offer Period at one of the addresses indicated on the Acceptance and Transfer Form.

11.6.3 CHESS Holdings

If your PAO Units are in a CHESS Holding, to accept the Offer you must comply with the ASTC Settlement Rules. To accept the Offer in respect of those PAO Units:

(a) you should instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or

(b) if you are a Participant you must initiate acceptance of the Offer in accordance with the ASTC Settlement Rules before the expiry of the Offer Period.

Alternatively, you may complete and sign the Acceptance and Transfer Form in respect of those PAO Units which are in the CHESS Holding in accordance with the instructions on the form and return the form, together with all other documents required by those instructions, to the address indicated on the Acceptance and Transfer Form. This will authorise MOML to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf. You must ensure that the Acceptance and Transfer Form is received by MOML in time for MOML to give instructions to your Controlling Participant and your Controlling Participant to carry out those instructions before the expiry of the Offer Period. You will be taken to have completed acceptance of the Offer when your Controlling Participant initiates acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

11.6.4 PAO Units held in a number of forms

If your PAO Units are held in different parcels in different forms, your acceptance of this Offer will require action under sections 11.6.2 and 11.6.3 in relation to the different parcels of your PAO Units.

11.6.5 Nominee holdings

If your PAO Units are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting the Offer.

11.6.6 Status of Acceptance and Transfer Form

The Acceptance and Transfer Form which accompanies this Bidder's Statement forms part of the Offer. The requirements on the Acceptance and Transfer Form must be observed in accepting the Offer. Acceptance of the Offer for PAO Units held in an Issuer Sponsored Holding will be effective only when (subject to section 11.6.7) the properly completed Acceptance and Transfer Form (together with any document required by the instructions on that form) has been posted to or delivered to the address indicated on the Acceptance and Transfer Form.

The Acceptance and Transfer Form may also be faxed to the fax number specified on the Acceptance and Transfer Form. However, your acceptance will not be processed until your Acceptance and Transfer Form is received at one of the addresses specified on the Acceptance and Transfer Form.

The method chosen to deliver the Acceptance and Transfer Form and other documents is at the risk of each accepting PAO Unitholder.

11.6.7 MOML's discretion

Notwithstanding sections 11.6.1 and 11.6.6, MOML may at its discretion treat any Acceptance and Transfer Form received before the end of the Offer Period (at an address indicated on the Acceptance and Transfer Form or such other address or fax number as may be acceptable to MOML) as valid or waive any requirement of section 11.6.1 or 11.6.6 in any case, but the payment of the consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by MOML.

Please call the Offer information line on 1300 303 063 (within Australia) or +61 2 8280 7134 (outside Australia) if you have any queries about the Offer or how to accept the Offer or need a replacement Acceptance and Transfer Form. In accordance with legal requirements, calls to these numbers will be recorded.

11 The Offer

11.7 The effect of acceptance

By accepting the Offer, or initiating acceptance of this Offer, in accordance with section 11.6, you will, or will be deemed to, have:

(a) accepted the Offer for all of your PAO Units and irrevocably agreed to the terms and conditions of the Offer to sell all of your PAO Units to MOML (regardless of the number of PAO Units specified in the Acceptance and Transfer Form or other acceptance);

(b) subject to the Offer being declared free from the conditions set out in section 11.10 or those conditions being fulfilled, agreed to transfer all of your PAO Units to MOML in accordance with the terms set out in the Offer;

(c) authorised MOML (by its Directors, officers, servants or agents) to complete the Acceptance and Transfer Form by inserting such details as are omitted in respect of your PAO Units and to rectify any errors in or omissions from the Acceptance and Transfer Form (including, without limiting the generality of the foregoing, altering the number of PAO Units stated to be held by you if it is otherwise than as set out in the Acceptance and Transfer Form) as may be necessary to make the Acceptance and Transfer Form an effective acceptance of the Offer or to enable registration of the transfer of all of your PAO Units to MOML;

(d) represented and warranted to MOML as a fundamental condition going to the root of the contract that, both at the time of acceptance of the Offer and at the time of transfer of your PAO Units to MOML, your PAO Units (including any Rights) are fully paid and free from all mortgages, charges, liens, encumbrances, interests of third parties of any kind (whether legal or otherwise) and restrictions on transfer of any kind and that you have full power, capacity and authority to sell and transfer your PAO Units (including the legal and beneficial ownership in those PAO Units and any Rights); and

(e) irrevocably appointed MOML and each of its Directors, secretaries and officers severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, with power to do all things which you could lawfully do concerning your PAO Units or in exercise of any right derived from the holding of your PAO Units, including (without limiting the generality of the foregoing):

(i) attending and voting at any meeting of PAO Unitholders;

(ii) demanding a poll for any vote to be taken at any meeting of PAO Unitholders;

(iii) proposing or seconding any resolution to be considered at any meeting of PAO Unitholders;

(iv) requisitioning the convening of any meeting of PAO Unitholders and convening a meeting pursuant to any such requisition (or joining with other PAO Unitholders to do either of those things);

(v) notifying PAO that your address in the records of PAO for all purposes, including the dispatch of notices of meeting, annual reports and distributions, should be altered to an address nominated by MOML and directing PAO to serve all correspondence, payments or notifications in respect of any Rights and any other communications and documents whatsoever in respect of your PAO Units to MOML at that address;

(vi) executing all forms, transfers, assignments, notices, instruments (including instruments appointing a director of MOML as a proxy in respect of all or any of your PAO Units and a transfer form for your PAO Units), proxies, consents, agreements and resolutions relating to your PAO Units as may be necessary or desirable to convey your PAO Units and Rights to MOML;

(vii) requesting PAO to register in the name of MOML your PAO Units which you hold on any register of PAO; and

(viii) doing all things incidental or ancillary to any of the foregoing, and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of MOML as the intended registered holder and beneficial owner of your PAO Units and to have further agreed to do all such acts, matters and things that MOML may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the Constitution of PAO) if requested by MOML.

This appointment, being given for valuable consideration to secure the interest acquired in your PAO Units, is irrevocable and terminates upon registration of a transfer to MOML of your PAO Units.

MOML will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(f) represented and warranted to, and agreed with MOML, that your PAO Units in respect of which you have accepted this Offer will be purchased by MOML with all Rights and you will execute all such instruments as MOML may require for the purpose of vesting in it any such Rights;

(g) irrevocably authorised and directed PAO to pay MOML or to account to MOML for all Rights in respect of your PAO Units subject, however, to any such Rights received by MOML being accounted for by MOML to you if the Offer is withdrawn or the contract formed by your acceptance of the Offer is rescinded or rendered void;

(h) except where Rights have been paid or accounted for under paragraph 11.7(g), irrevocably authorised MOML and its Directors to adjust the consideration payable to you under the Offer by the value of all Rights in respect of your PAO Units as reasonably assessed by MOML (or, if there is a dispute, the Chairman of ASX or his nominee). Any deduction will first be made from the cash component of the consideration and then, if required, from the MOF Units otherwise due to you on the basis that one MOF Unit is worth $1.20;

(i) if you signed the Acceptance and Transfer Form in respect of any of your PAO Units in a CHESS Holding, irrevocably authorised MOML:

   (i) to instruct your Controlling Participant to initiate acceptance of the Offer in respect of all such PAO Units in accordance with the ASTC Settlement Rules; and

   (ii) to give any other instruction in relation to your PAO Units to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

   MOML shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(j) if at the time of acceptance of this Offer your PAO Units are in a CHESS Holding, with effect from the date that this Offer, or any contract resulting from your acceptance of this Offer, becomes unconditional, authorised MOML to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer your PAO Units to MOML's takeover transferee holding. MOML shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(k) agreed, in the absence of a prior waiver of this requirement by MOML, not to attend or vote in person at any meeting of PAO or to exercise or purport to exercise any of the powers conferred on MOML or its nominee in paragraph (e) above;

(l) agreed to indemnify MOML in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of your PAO Units being registered by PAO without production of your Holder Identification Number for your PAO Units; and

(m) represented and warranted to MOML that, unless you have notified MOML in accordance with section 11.5.2, your PAO Units do not consist of separate parcels of PAO Units.

The undertakings and authorities referred to in this section 11.7 will (unless otherwise stated herein) remain in force after you receive the consideration for your PAO Units acquired by MOML and after MOML becomes the registered holder of them.

11 The Offer

11.8 When you will receive payment

(a) Subject to sections 11.6.7, 11.8 and 11.9 and to the Corporations Act, if you accept the Offer MOML will provide the consideration (as set out in section 11.2) due to you under the Offer within 10 business days after the Offer is accepted by you, or if the Offer is subject to a defeating condition when accepted, within 10 business days after the contract resulting from your acceptance of the Offer becomes unconditional.

If you have accepted the Offer and MOML subsequently improves the consideration offered, you will be entitled to the improved consideration and MOML will pay it to you:

(i) if the consideration under the Offer has not yet been paid to you, the improved consideration will be paid to you at the time when the consideration is paid to you; or

(ii) if the consideration under the Offer has been paid to you, the improved consideration will be paid to you immediately.

Under no circumstances will interest be paid on the consideration due under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

(b) Where the Acceptance and Transfer Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, MOML will provide payment in accordance with section 11.8(a);

(ii) if that document is given after acceptance and before the end of the Offer Period while the Offer is still subject to a defeating condition, MOML will provide the consideration to you within 10 business days after the contract which arises upon your acceptance of this Offer becomes unconditional;

(iii) if that document is given after acceptance and before the end of the Offer Period while the Offer is no longer subject to a defeating condition, MOML will provide the consideration to you within 10 business days after that document is delivered;

(iv) if that document is given after the end of the Offer Period while the Offer is no longer subject to a defeating condition, MOML will provide the consideration to you within 10 business days after that document is delivered; or

(v) if that document is given after the end of the Offer Period while the Offer is still subject to the defeating condition that relates to the happening of an event or circumstance referred to in sub-section 652C(1) or (2) of the Corporations Act, MOML will provide the consideration to you within 10 business days after the contract which arises upon your acceptance of this Offer becomes unconditional.

(c) If you accept the Offer, MOML is entitled to all Rights (being those accruing after the Announcement Date) in respect of your PAO Units. MOML may require you to provide all documents necessary to vest title to those Rights in MOML, or otherwise to give it the benefit or value of those Rights. If you do not do so before MOML has provided the consideration to you, MOML will be entitled to deduct the amount (or value, as reasonably assessed by MOML) of such Rights from the consideration otherwise due to you. Any such deduction will first be made from the cash component of the consideration and then, if required, from the MOF Units otherwise due to you on the basis that one MOF Unit is worth $1.20.

(d) If you accept the Offer, you will be entitled to all MOF Rights (being those accruing after the Announcement Date) in respect of the MOF Units which you acquire under the Offer. If you do not receive any such MOF Rights because at the record date for receiving such MOF Rights you are not a registered holder of MOF Units, the cash component of the consideration payable to you under the Offer will be increased by the amount (or value, as reasonably assessed by MOML) of those MOF Rights.

(e) Payment of any cash amount to which you are entitled under the Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the register of PAO Unitholders on the Register Date.

(f) The obligation of MOML to issue and allot any MOF Units to which you are entitled under the Offer will be satisfied by MOML:

(i) entering your name on the register of members of MOML; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the register of PAO Unitholders on the Register Date. If your PAO Units are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the register of PAO Unitholders.

(g) If, at the time of acceptance of the Offer, you are resident in or a resident of a place to which, or you are a person to whom, the following regulations apply:

(i) the Banking (Foreign Exchange) Regulations 1959; or

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002; or

(iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001; or

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or

(v) any other law of Australia that would make it unlawful for MOML to provide consideration for your PAO Units,

acceptance of the Offer will not create for you or transfer to you any right (contractual or contingent) to receive the consideration specified in the Offer unless and until all requisite authorities or clearances have been obtained by MOML.

The places to which and persons to whom the Banking (Foreign Exchange) Regulations 1959 currently apply include specified supporters of the former Milosevic government of the Federal Republic of Yugoslavia, and specified ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 currently apply include the Taliban, Usama bin Laden, a member of the Al-Qaida organisation, and any person named on the list maintained by the Committee under United Nations Resolution 1390.

The places to which and persons to whom the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 currently apply include the Taliban Territory, a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The persons to whom the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 currently apply include members of the previous government of Iraq, Saddam Hussein, its senior officials and their immediate families.

11.9 Foreign PAO Unitholders

If you are a Foreign PAO Unitholder and you accept the Offer, MOML will:

(a) pay to you in accordance with section 11.8 the cash amount due to you in accordance with the Offer;

(b) arrange for the allotment to the Nominee of the number of MOF Units to be issued in accordance with the Offer to which you and all other Foreign PAO Unitholders would have been entitled but for this section 11.9;

(c) cause those MOF Units so allotted to be offered for sale on ASX within 30 days after the end of the Offer Period; and

(d) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

(i) **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all MOF Units under this section 11.9 less brokerage and other sale expenses;

(ii) **A** is the number of MOF Units which MOML would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and

(iii) **B** is the total number of MOF Units issued to the Nominee under this section 11.9.

11 The Offer

Payment will be made by cheque in Australian currency. The cheque will be sent to you at your risk by pre-paid airmail to your address as shown on the register of PAO Unitholders on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

11.10 Conditions of the Offer

Subject to this section 11.10, the Offer and any contract that results from your acceptance of the Offer is subject to the following conditions being fulfilled. Each of the conditions is a separate and distinct condition, and shall not be taken to limit the meaning or effect of any other condition.

(a) Minimum acceptance condition

That MOML has a relevant interest in the number of PAO Units equal to at least 50.1% of the number of PAO Units which are on issue at the end of the Offer Period.

(b) Unit price decline

That MOML is, at any time during the period for dispatch of the Bidder's Statement under section 633(1) of the Corporations Act, able to dispatch this Bidder's Statement without changing the Offer consideration including having regard to ASIC Class Order 00/2338.

(c) Material change to PAO

That between the Announcement Date and the end of the Offer Period, there has not occurred, been announced or become known to MOML (whether or not becoming public):

(i) any event, change or condition, including where it becomes known to MOML that information publicly filed by PREIA, PAO or any of its Subsidiaries, is or is likely to be incomplete, incorrect, untrue or misleading, which has had, or is reasonably likely to have, a material adverse effect on the operations, assets, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of PAO and its Subsidiaries (taken as a whole) since 31 December 2003 (except for any event, change or condition that may arise as a consequence of the consummation of the Offer unless such event, change or condition would be cured by MOML not proceeding with the Offer); and

(ii) except with the prior written consent of MOML (not to be unreasonably withheld or delayed):

(A) any purchase or other acquisition, or agreement to purchase or otherwise acquire, or any sale or other disposal of, or agreement to sell or otherwise dispose of, any asset in the nature of real property (or any right, title or interest therein), whether directly or indirectly, by PAO or any of its Subsidiaries, the total consideration for which, or value of which, exceeds US$10 million in aggregate except for capital repairs and improvements and leasing arrangements (including tenant incentives) in the ordinary course of business which have been budgeted for as at the Announcement Date or any emergency repairs; and

(B) the payment of, or commitment to pay, any non-refundable deposit in respect of a transaction prohibited by paragraph (c)(ii)A; and

(C) any announcement of any intention to do any of the things referred to in paragraph (c)(ii)A or B.

(d) Prescribed Occurrences

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs.

(e) Buy/sell rights

That between the Announcement Date and the end of the Offer Period, EOP or its Subsidiaries do not exercise or seek to exercise or announce any intention to exercise or seek to exercise any buy/sell rights arising under co-ownership agreements between PAO and EOP or their Subsidiaries in connection with their joint ownership of the Co-owned Assets.

11.11 Nature and effect of conditions

Each of the conditions set out in section 11.10 is a condition subsequent. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell your PAO Units resulting from your acceptance of the Offer, but if:

(i) MOML has not declared the Offer to be free from the conditions in section 11.10 before the date applicable under sub-section 650F(1) of the Corporations Act; and

(ii) the conditions in section 11.10 have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In such case, MOML will:

(i) return all documents forwarded by you to the address shown in the Acceptance and Transfer Form; and

(ii) notify ASTC of the lapse of the Offer in accordance with Rule 16.8 of the ASTC Settlement Rules.

11.12 The benefit of the conditions

Subject to the provisions of the Corporations Act, MOML alone shall be entitled to the benefit of the conditions in section 11.10 and any non-fulfilment of such conditions may be relied upon only by MOML.

11.13 Freeing the Offer from the conditions

Subject to section 650F of the Corporations Act, MOML may, at any time in its sole discretion, declare the Offer free from the conditions in section 11.10 generally or in relation to any specific occurrence or any specific entity by giving notice in writing to PAO:

(a) in relation to a condition relating to an event or circumstance referred to in sub section 652C(1) or (2) of the Corporations Act, not later than three business days after the end of the Offer Period; and

(b) in relation to any other condition in section 11.10, not later than seven days before the end of the Offer Period.

11.14 Statutory condition

The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the MOF Units to be issued pursuant to the Offer being granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

11.15 Notice on the status of the conditions

(a) The date for giving the notice on the status of the conditions required by section 630(3) of the Corporations Act is 7 September 2004 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

(b) If any event occurs which would cause any of the conditions in section 11.10 to be breached or prevent any such conditions from being able to be satisfied, MOML shall be deemed to have waived the condition in respect of such event unless, within 10 business days after receiving information sufficient to allow a reasonable person to decide whether to waive that condition or not, MOML gives written notice to PREIA and ASX that it will not waive such condition.

11.16 Variation of the Offer

MOML may vary the Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

11.17 Withdrawal of the Offer

In accordance with section 652B of the Corporations Act, this Offer may only be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent.

If MOML withdraws the Offer, all contracts arising from its acceptance will automatically be void.

11.18 No brokerage fees

No brokerage fees are payable by you if you accept the Offer (subject to section 11.9).

11.19 Governing law

This Offer and any contract that results from your acceptance of the Offer are governed by the laws in force in New South Wales.

12 Defined terms and interpretation

12.1 Defined terms

In the Bidder's Statement and in the Acceptance and Transfer Form, the following terms have these meanings unless the contrary intention appears or the context otherwise requires:

Acceptance and Transfer Form means the acceptance and transfer form enclosed with this Bidder's Statement which forms part of the Offer.

Announcement Date means the date on which MOML, as Responsible Entity for MOF, publicly proposed to make the Offer, being 28 July 2004.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the settlement rules of ASTC from time to time.

ASX means Australian Stock Exchange Limited.

Bidder's Statement means this document, which is given by MOML in respect of the Offer pursuant to Part 6.5 of the Corporations Act and in compliance with the requirements of sections 636 and 637 of the Corporations Act.

Board means the board of directors of MOML.

Board Charter means the formal charter of director's functions adopted by the Board.

Broker has the meaning given in section 10.2 of this document.

CHESS means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

CHESS Holding means a holding of PAO Units on the CHESS subregister of PAO.

Controlling Participant means the Participant who is designated as the controlling participant for units in a CHESS Holding in accordance with the ASTC Settlement Rules.

Co-operation Agreement means the agreement between MOML as Responsible Entity for MOF and PREIA as Responsible Entity for PAO dated 28 July 2004 and referred to in section 10.3.1 of this document.

Co-owned Assets means those assets listed below which form part of PAO's portfolio of assets located in the US and which are jointly owned by PAO and EOP or their respective Subsidiaries:

(a) 10 & 30 South Wacker Drive, Chicago, Illinois;

(b) Bank One Center, 111 Monument Circle, Indianapolis, Indiana;

(c) SunTrust Center, 200 Orange Avenue, Orlando, Florida;

(d) Promenade II, 1230 Peachtree Street, Atlanta, Georgia;

(e) Pasadena Towers, 800 East Colorado Boulevarde, Pasadena, Los Angeles, California;

(f) Preston Commons, 8111 & 8115-8117 Preston Road, Dallas, Texas; and

(g) Sterling Plaza, 5949 Sherry Lane, Dallas, Texas.

Corporations Act means the Corporations Act 2001 (Cth).

CPI means consumer price index.

cpu means cents per unit.

Custodian means Perpetual Trustee Company Limited.

Directors mean the board of directors of MOML.

DRP means MOF's Distribution Reinvestment Plan.

EOP means Equity Office Properties Trust, the co-owner of seven of PAO's properties.

Foreign PAO Unitholder means a PAO Unitholder whose address, as shown in the register of PAO Unitholders, is a place outside Australia and its external territories or the US.

FY means financial year.

GST means the goods and services tax levied by the Commonwealth Government.

Investigating Accountant's Report means the investigating accountant's report prepared by KPMG Transaction Services which is set out in Annexure A.

Investment Management and Advisory Agreement means an agreement to be entered into between MOML or its nominee and PREI-US, the principal terms and conditions of which are described in section 10.3.3 of this document.

Issuer Sponsored Holding means a holding of PAO Units on PAO's issuer sponsored subregister.

KPMG Transaction Services means KPMG Transaction Services (Australia) Pty Limited.

Listing Rules mean the official listing rules of ASX.

LLUSOT means Lend Lease USOT Management Limited, the former Responsible Entity for PAO (when it was Lend Lease US Office Trust).

LPT means listed property trust.

Macquarie Bank Group means Macquarie Bank Limited (ABN 46 008 583 542) and its Subsidiaries.

Macquarie Property means Macquarie Property Investment Management and Macquarie Property Investment Management (North America).

MASL means Macquarie Asset Services Limited.

Merged Entity means MOF following its acquisition of all or a majority of PAO Units.

MOF means Macquarie Office Trust (ARSN 093 016 838).

MOF Distribution means a distribution to MOF Unitholders in respect of MOF's quarter ending 30 September 2004.

MOF Rights means all accretions, rights or benefits of whatever kind attaching to or arising from MOF Units directly or indirectly at or after the Announcement Date (excluding the distribution payable to MOF Unitholders in respect of MOF's quarter ending 30 June 2004), including without limitation, all distributions or entitlements declared, paid or issued by MOF and all rights to receive them or rights to receive or subscribe for units, notes, bonds, options or other securities declared, paid or issued by MOF.

MOF Unit means a fully paid ordinary unit in MOF.

MOF Unitholder means a person registered as a holder of MOF Units.

MOML means Macquarie Office Management Limited (ABN 75 006 765 206).

NLA means net lettable area.

Nominee means a nominee to be appointed by MOML and approved by ASIC.

NTA means net tangible asset backing per unit.

Offer means MOML's offer to acquire PAO Units as contained in section 11 of this document.

Offer Period means the period or extended period during which the Offer will remain open for acceptance in accordance with section 11.3 of this document.

PAO means Principal America Office Trust (ARSN 089 822 211).

PAO Distribution means a distribution to holders of PAO Units in respect of PAO's half year ended 30 June 2004.

PAO Unit means a fully paid ordinary unit in PAO and all Rights attached to it.

PAO Unitholder means a person registered as a holder of PAO Units.

PAOI means Principal America Office Inc, a corporation organised under the laws of the State of Minnesota in the US as a REIT.

Participant means a participant as defined in the ASTC Settlement Rules.

PREIA means Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077).

PREI-US means Principal Real Estate Investors LLC.

Prescribed Occurrence means any of the following events:

(a) PAO converts all or any PAO Units into a larger or smaller number of units;

(b) PAO or a Subsidiary of PAO:

  (i) enters into a buy-back agreement; or

  (ii) resolves to approve the terms of a buy-back agreement;

(c) PAO or a Subsidiary of PAO issues units or shares (as the case may be), or grants an option over its units or shares (as the case may be), or agrees to make such an issue or grant such an option;

(d) PAO or a Subsidiary of PAO issues, or agrees to issue, convertible notes;

(e) PAO or a Subsidiary of PAO disposes, or agrees to dispose, of the whole, or a substantial part, of PAO's business or property;

(f) PAO or a Subsidiary of PAO charges, or agrees to charge, the whole, or a substantial part, of PAO's business or property;

(g) PAO Unitholders resolve that PAO be wound up or the shareholders or unitholders of any Subsidiary of PAO resolve that the Subsidiary (as the case may be) be wound up);

(h) the court makes an order for the winding up of PAO or of a Subsidiary of PAO; or

12 Defined terms and interpretation

(i) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of PAO or of a Subsidiary of PAO.

Register Date means the date set by MOML under section 633(2) of the Corporations Act, being the date of this Bidder's Statement.

REIT means a Real Estate Investment Trust as defined in section 856 of the US Internal Revenue Code of 1986, as amended.

RePS means Reset Convertible Preference Units.

Responsible Entity means a person who acts as a responsible entity under Chapter 5C of the Corporations Act.

Rights mean all accretions, rights or benefits of whatever kind attaching to or arising from PAO Units directly or indirectly at or after the Announcement Date including, without limitation, all distributions or entitlements declared, paid or issued by PAO and all rights to receive them or rights to receive or subscribe for units, notes, bonds, options or other securities declared, paid or issued by PAO.

Subsidiary of a person means any entity whose financial results are consolidated with the financial results of that person for the purposes of preparing the financial statements of that person in accordance with the applicable accounting standards and includes an entity which is a subsidiary of the person as defined in section 9 of the Corporations Act.

Superior Proposal means any proposal, expression of interest, offer or transaction which a director of PREIA believes is superior to the Offer.

Transferred Units has the meaning given in section 11.5.1(b) of this document.

US means the United States of America.

VWAP means volume weighted average price.

your PAO Units means all of the PAO Units the subject of the Offer in respect of which you are registered as holder as at 10:00 am on the Register Date.

12.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the contrary intention appears or the context requires otherwise.

A reference to *time* is a reference to Sydney time.

Headings are for convenience only and do not affect interpretation.

The *singular* includes the plural and vice versa.

A reference to a *section* or annexure is a reference to a section or annexure of this Bidder's Statement.

A reference to a *gender* includes all genders.

Where a *term* is defined, its other grammatical forms have a corresponding meaning.

$* or *A$ or *cents* is a reference to the lawful currency in Australia, unless otherwise stated.

A reference to a *person* includes a body corporate, an unincorporated body or association, another entity as well as a natural person.

A reference to a *person* includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

A reference to any *legislation* or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

A reference to any *instrument* or *document* includes any variation or replacement of it.

A term not specifically defined in this Bidder's Statement has the meaning (if any) given to it in the Corporations Act (as modified by ASIC) or the ASTC Settlement Rules, as the case may be.

A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

Annexures to this Bidder's Statement form part of this Bidder's Statement.

13 Approval of Bidder's Statement

13.1 Approval of Bidder's Statement

This Bidder's Statement has been approved by an unanimous resolution passed by all the directors of MOML.

13.2 Dated

30 July 2004

13.3 Signed

For and on behalf of Macquarie Office Management Limited.



David Clarke, AO
Chairman
Macquarie Office Management Limited

Annexure A

Investigating Accountant's Report

KPMG

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402

ABN: 65 003 891 718

10 Shelley Street
Sydney NSW 2000
Australia

PO Box H67
Australia Square
Sydney NSW 1213
Australia

Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 7200
DX: 1056 SYDNEY
www.kpmg.com.au

The Directors
Macquarie Office Management Limited as
Responsible Entity for the Macquarie Office Trust
Level 13, 1 Martin Place
Sydney NSW 2000

30 July 2004

Dear Sirs

Investigating Accountant's Report

Introduction

This report has been prepared by KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") for inclusion in the Bidder's Statement to be issued by Macquarie Office Management Limited ("MOML") in respect of the proposed acquisition of the Principal America Office Trust ("PAO"). MOML is the responsible entity of the Macquarie Office Trust ("MOF").

Expressions defined in the Bidder's Statement have the same meaning in this report.

Financial information

KPMG Transaction Services has been requested to prepare a report covering the historical, pro forma and forecast financial information described below and disclosed in the Bidder's Statement.

Historical financial information

The historical financial information, as set out in section 5.7 of the Bidder's Statement, comprises:

- the statement of financial performance of MOF for the year ended 30 June 2004;
- the statement of financial position of PAO as at 31 December 2003; and
- the statement of financial position of MOF as at 30 June 2004.

The historical financial information set out in section 5.7 of the Bidder's Statement has been extracted from the financial statements of MOF for the year ended 30 June 2004 and the financial statements of PAO for the year ended 31 December 2003.

The directors of MOF are responsible for the preparation and presentation of the historical financial information.

The historical financial information is presented in an abbreviated form in so far as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Pro forma financial information of the Merged Entity

The pro forma financial information, as set in section 5.7 of the Bidder's Statement, comprises the pro forma Statement of Financial Position of the Merged Entity and the pro forma Merged Entity Forecast for the year ending 30 June 2005 and the directors' best-estimate assumptions underlying that forecast.

Pro forma Statement of Financial Position of the Merged Entity

The pro forma Statement of Financial Position of the Merged Entity, as set out in section 5.7 of the Bidder's Statement, has been prepared by the directors of MOF on the basis of:

- the statement of financial position of the MOF as at 30 June 2004;
- the statement of financial position of the PAO as at 31 December 2003; and
- the pro forma transactions and/or adjustments described in section 5.12 of the Bidder's Statement.

and has been prepared to illustrate the impact of the proposed acquisition and significant transactions announced since 31 December 2003.

The directors of MOF are responsible for the preparation and presentation of the pro forma Statement of Financial Position of the Merged Entity, including the determination of the pro forma transactions and/or adjustments.

The pro forma Statement of Financial Position of the Merged Entity is presented in an abbreviated form in so far as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Pro forma Merged Entity Forecast

The pro forma Merged Entity Forecast, as set out in section 5.7 of the Bidder's Statement, comprises the forecast financial performance of the Merged Entity for the year ending 30 June 2005 and the directors best estimate assumptions underlying that forecast financial performance.

The pro forma Merged Entity Forecast has been prepared by the directors of MOF on the basis of:

- the MOF Forecast for the year ending 30 June 2005 ("MOF Forecast");
- publicly available information of PAO; and
- the directors' assumptions underlying the pro forma Merged Entity Forecast described in section 5.10 of the Bidder's Statement.

The directors of MOF are responsible for the preparation and presentation of the pro forma Merged Entity Forecast, including the directors' assumptions on which the pro forma Merged Entity Forecast is based and the sensitivity of the pro forma Merged Entity Forecast to changes in key assumptions.

Annexure A

KPMG

Macquarie Office Management Limited as
Responsible Entity for the Macquarie Office Trust
Investigating Accountant's Report
30 July 2004

The pro forma Merged Entity Forecast has been prepared by the directors to provide investors with a guide to the Merged Entity's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' assumptions underlying the pro forma Merged Entity Forecast are set out in section 5.10 of the Bidder's Statement.

There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of the Merged Entity during the forecast period may vary materially from the pro forma Merged Entity Forecast, and those variations may be materially positive or negative.

The sensitivity of the pro forma Merged Entity Forecast to changes in key assumptions is set out in section 5.15 of the Bidder's Statement, and the risks to which the business of MOF is exposed are set out in section 8 of the Bidder's Statement. Investors should consider the pro forma Merged Entity Forecast in conjunction with the analysis in those sections.

The pro forma Merged Entity Forecast is presented in an abbreviated form in so far as it do not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Scope

Historical financial information

MOF's external auditor has audited the financial statements of MOF for the year ended 30 June 2004. The audit opinion issued to the members of MOF relating to these financial statements was unqualified. Similarly, PAO's external auditor has audited the financial statements of PAO for the year ended 31 December 2003. The audit opinion issued to the members of PAO relating to these financial statements was unqualified. Neither KPMG Transaction Services nor KPMG is MOF's or PAO's external auditor.

We have reviewed the historical financial information in order to report whether anything has come to our attention which causes us to believe that the historical financial information, as set out in section 5.7 of the Bidder's Statement has not been accurately extracted from:

- the audited statement of financial performance of MOF for the year ended 30 June 2004; and
- the audited statement of financial position of PAO as at 31 December 2003; and
- the audited statement of financial position of MOF as at 30 June 2004.

We have undertaken such procedures as were required in the circumstances for the purpose of ensuring that the information has been correctly extracted from the audited financial statements for inclusion in the Bidder's Statement.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Pro forma financial information of the Merged Entity

Pro forma Statement of Financial Position of the Merged Entity

We have reviewed the compilation of the combined pro forma Statement of Financial Position of the Merged Entity in order to report whether anything has come to our attention which causes us to believe that the pro forma Statement of Financial Position of the Merged Entity, as set out in section 5.7 of the Bidder's Statement, has not been accurately compiled on the basis of:

- the audited statement of financial position of MOF as at 30 June 2004;
- the audited statement of financial position of PAO as at 31 December 2003; and
- the pro forma transactions and/or adjustments described in section 5.12 of the Bidder's Statement ("Pro Forma Transactions").

Our review of the compilation has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such procedures we considered necessary.

Our review of the compilation of the pro forma Merged Entity Statement of Financial Position is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the compilation of the pro forma Merged Entity Statement of Financial Position. We have not audited or reviewed the PAO Statement of Financial Position as at 31 December 2003, the MOF Statement of Financial Position as at 30 June 2004 or the directors' pro forma transactions and / or adjustments underlying the pro forma Merged Entity Statement of Financial Position and we do not express any opinion, or make any statement of negative assurance as to whether the pro forma Statement of Financial Position of the Merged Entity is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement.

Pro forma Transactions

We have reviewed the Pro Forma Transactions, set out in section 5.7 of the Bidder's Statement, and the directors' best-estimate assumptions underlying the Pro Forma Transactions, set out in section 5.12 of the Bidder's Statement, in order to report whether anything has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the Pro Forma Transactions;
- the Pro Forma Transactions are not accurately compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement; and
- the Pro Forma Transactions are themselves unreasonable.

Annexure A

KPMG

Macquarie Office Management Limited as
Responsible Entity for the Macquarie Office Trust
Investigating Accountant's Report
30 July 2004

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the Pro Forma Transactions and the directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Pro Forma Transactions or the directors' best-estimate assumptions.

Pro forma Merged Entity Forecast

We have reviewed the compilation of the pro forma Merged Entity Forecast, set out in section 5.7 of the Bidder's Statement, in order to report whether anything has come to our attention which causes us to believe that the pro forma Merged Entity Forecast is not been accurately compiled on the basis of:

- the MOF Forecast for the year ending 30 June 2005;
- publicly available information of PAO; and
- the directors' assumptions underlying the pro forma Merged Entity Forecast described in section 5.10 of the Bidder's Statement.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the compilation of the pro forma Merged Entity Forecast is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the compilation of the pro forma Merged Entity Forecast. We have not audited or reviewed the publicly available information of PAO or the directors' assumptions underlying the pro forma Merged Entity Forecast and we do not express any opinion, or make any statement of negative assurance, in relation to:

- the publicly available information of PAO;
- the directors' assumptions underlying the pro forma Merged Entity Forecast; or
- the reasonableness of the pro forma Merged Entity Forecast.

MOF Forecast and directors' best-estimate assumptions

We have reviewed the compilation of the MOF Forecast, set out in section 5.7 of the Bidder's Statement and the directors' best-estimate assumptions underlying the MOF Forecast, set out in section 5.9 of the Bidder's Statement, in order to report whether anything has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the MOF Forecast;

- the MOF Forecast is not accurately compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement; and
- the MOF Forecast itself is unreasonable.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the MOF Forecast and the directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the MOF Forecast or the directors' best-estimate assumptions.

Statements

Statement on the historical financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the historical financial information, as set out in section 5.7 of the Bidder's Statement, has not been correctly extracted from:

- the audited statement of financial performance of MOF for the year ended 30 June 2004;
- the audited statement of financial position of MOF as at 31 December 2003; and
- the audited statement of financial position of MOF as at 30 June 2004.

Statements on the pro forma financial information of the Merged Entity

Statement on the pro forma Statement of Financial Position of the Merged Entity

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the combined pro forma Statement of Financial Position of the Merged Entity, as set out in section 5.7 of the Bidder's Statement, has not been accurately compiled on the basis of:

- the audited statement of financial position of MOF as at 30 June 2004;
- the audited statement of financial position of PAO as at 31 December 2003; and
- the pro forma transactions and/or adjustments described in section 5.12 of the Bidder's Statement.

We have not audited or reviewed the statement of financial position of PAO as at 31 December 2003, or the pro forma transactions and/or adjustments and we do not express any opinion, or make any statement of negative assurance, as to whether the pro forma Statement of Financial Position of the Merged Entity is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement.

Annexure A

KPMG

Macquarie Office Management Limited as
Responsible Entity for the Macquarie Office Trust
Investigating Accountant's Report
30 July 2004

Statement on the Pro Forma Transactions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, set out in section 5.12 of the Bidder's Statement, when taken as a whole, do not provide reasonable grounds for the preparation of the Pro Forma Transactions;
- the Pro Forma Transactions, set out in section 5.7 of the Bidder's Statement, are not accurately compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement; and
- the Pro Forma Transactions are themselves unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of MOF. If events do not occur as assumed, actual results achieved by MOF may vary significantly from the Pro Forma Transactions. Accordingly, we do not confirm or guarantee the achievement of the Pro Forma Transactions, as future events, by their very nature, are not capable of independent substantiation.

Statement on the compilation of the pro forma Merged Entity Forecast

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma Merged Entity Forecast has not been accurately compiled on the basis of:

- the MOF Forecast;
- publicly available information of PAO; and
- the directors' assumptions underlying the pro forma Merged Entity Forecast described in section 5.10 of the Bidder's Statement.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of MOF. If events do not occur as assumed, actual results achieved by the combined MOF/PAO group may vary significantly from the pro forma Merged Entity Forecast. Accordingly, we do not confirm or guarantee the achievement of the pro forma Merged Entity Forecast, as future events, by their very nature, are not capable of independent substantiation.

We have not audited or reviewed the publicly available information of PAO or the directors' assumptions underlying the pro forma Merged Entity Forecast and we do not express any opinion, or make any statement of negative assurance, in relation to:

- the publicly available information of PAO;
- the directors' assumptions underlying the pro forma Merged Entity Forecast; or
- the reasonableness of the pro forma Merged Entity Forecast.

Statement on the MOF Forecast and the directors' best-estimate assumptions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions for the MOF Forecast, set out in section 5.9 of the Bidder's Statement, when taken as a whole, do not provide reasonable grounds for the preparation of the MOF Forecast;
- the MOF Forecast is not accurately compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by MOF disclosed in section 5.13 of the Bidder's Statement; and
- the MOF Forecast itself is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of MOF. If events do not occur as assumed, actual results achieved by MOF may vary significantly from the MOF Forecast. Accordingly, we do not confirm or guarantee the achievement of the MOF Forecast, as future events, by their very nature, are not capable of independent substantiation.

Independence

KPMG Transaction Services does not have any interest in the outcome of the proposed takeover, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received.

General advice warning

This report has been prepared, and included in the Bidder's Statement, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

K Chamberlain

Kevin Chamberlain
Director

KPMG Transaction Services

Financial Services Guide

Dated 15 March 2004

1. KPMG Transaction Services

KPMG *Transaction Services (Australia) Pty Limited* ABN 65 003 891 718 ("**KPMG Transaction Services**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

2. Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("FSG"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- who we are and how we can be contacted;
- the services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 245402**;
- remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- any relevant associations or relationships we have; and
- our complaints handling procedures and how you may access them.

3. Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

- interests in managed investment schemes (excluding investor directed portfolio services); and
- securities (such as shares and debentures).

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

4. General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

5. Benefits that we may receive

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis. Except for the fees referred to above, neither KPMG Transaction Services, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

6. Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

7. Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

8. Associations and relationships

Through a variety of corporate and trust structures KPMG Transaction Services is ultimately wholly owned by and operates as part of KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership.

From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

9. Complaints resolution

9.1 Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

9.2 Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FICS are available at the FICS website: www.fics.asn.au or by contacting them directly via the details set out following.

10. Contact details

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 78 08 08
Facsimile: (03) 9621 2291

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000
Australia

PO Box H67
Australia Square
Sydney NSW 1213
Australia
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

Annexure B

MOF announcement in relation to the Offer

Macquarie Office Management Limited
ABN 75 006 765 206
A Member of the Macquarie Bank Group

Manager of Macquarie Office Trust

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Investor Services (61 2) 8232 3737
Facsimile (61 2) 8232 6510
Country Callers 1300 365 585
Internet http://www.macquarie.com.au/propertytrusts

UNIT REGISTRY
c/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone 1300 303 063

ASX and Media Release

28 July 2004

Macquarie Office Trust Announces Merger with Principal America Office Trust

MACQUARIE

Macquarie Office Trust (MOF)

The Directors of Macquarie Office Management Limited ("MOML") as Responsible Entity for Macquarie Office Trust ("MOF") today announced the intention to make a recommended off-market offer for all the units in Principal America Office Trust ("PAO").

Key Details of the Offer are:

1.06 MOF units for each PAO unit equating to	$1.27[1]
Plus $0.10 cash for each PAO unit, with MOML contributing $0.02	$0.10[2]
Total	$1.37

MOML's 2 cent per unit contribution equates to $12.5 million in total.

Principal continues involvement

Principal Real Estate Investors (Australia) Limited (PREIA) as Responsible Entity for PAO and MOML as Responsible Entity for MOF have entered into a co-operation agreement to facilitate the transaction. In accordance with this agreement, PREIA has announced that, subject to an independent expert finding the Offer to be fair and reasonable, no proposal which PREIA directors consider to be superior being made and the PREIA directors forming the view that the offer is not in the best interests of PAO unitholders as a whole, the PREIA directors intend to recommend that PAO unitholders accept the MOF Offer, in the absence of a superior proposal emerging.

Principal Real Estate Investors LLC (PREI-US) will be appointed as MOF's overarching real estate investment manager and advisor for the entire MOF US real estate portfolio and US real estate strategy. PREI-US will provide "on the ground" US experience and management continuity.

1. Based on the volume weighted average price ("VWAP") of MOF units traded on the ASX of $1.20 over the five trading days ended 27 July, 2004.

2. Consideration to be reduced (first from cash component) to the extent of any PAO distribution or other rights which MOF does not receive and increased by the amount of any MOF distributions not received by PAO unitholders.

PREI-US's appointment is consistent with Macquarie's strategy of engaging "best of breed" partners in the United States to ensure excellence in investment management as well as rapid identification of attractive growth opportunities.

By virtue of the joint ownership arrangements for a number of properties in the PAO portfolio, MOF has the platform to strengthen strategic relationships with leading US real estate participants, Equity Office Properties and Kan-Am, in addition to the existing relationship with Brandywine Realty Trust.

Benefits of the transaction

Announcing the Offer, Chief Executive Officer of MOML, Mr Simon Jones, said: "The combination of PAO and MOF will deliver a substantially larger, more diverse portfolio with excellent potential to pursue accretive growth opportunities in Australia and the United States.

"This transaction will deliver distribution accretion from day one for both sets of unitholders, with MOF's forecast distribution per unit for 2005 up 6.8% to 11.0 cents on a proforma basis[3].

"Further, the enhancement of the size and diversity of the US portfolio ensures MOF is well positioned to take advantage of any upswing in US office markets following continued strong employment growth."

The Offer provides an opportunity for PAO's unitholders to join a vehicle that has delivered superior growth and returns to unitholders.

Key benefits for PAO's unitholders include:

- Forecast distribution per equivalent PAO unit for 2005 up 3.3% to 12.6 cents (on a proforma basis)[34]
- Sustainable distribution profile which is less reliant on favourable foreign currency hedge contracts – 100% of US$ cashflow hedged to 2010
- A reduction in foreign exchange risk and lower NTA volatility
- Interest cost savings of approximately A$8 million in the first year (on a proforma basis)
- Enhanced access to capital through an increased index weighting and consequent improved liquidity
- Access to Macquarie Group's skills and expertise as a leading manager of ASX listed trusts investing in the United States

The Offer represents:

- A 28 per cent premium to PAO's estimated Net Tangible Asset Backing ("NTA") per unit of $1.07[5]
- A 16 per cent premium to the three month VWAP of PAO units of $1.18 to 16 July 2004 (the last trading day prior to the announcement of merger discussions between PAO and MOF on 19 July 2004)

3. Forecasts should be read in conjunction with the notes and assumptions to be contained in the Bidder's Statement.

4. Assumes full reinvestment of offer cash component

5. PAO 31 December 2003 US$NTA of US$0.71 adjusted for February 2004 DRP, US$8m revaluations and potential US$5m write-off at an A$/US$ exchange rate of 0.71 plus accrued distribution of A$0.06.

Conditions

The Offer is subject to MOF becoming entitled to at least 50.1 per cent of PAO units on issue as well as other conditions described in the attachment to this announcement.

Bidder's Statement

It is envisaged that MOF's Bidder's Statement will be served on PREIA and lodged with the Australian Securities and Investments Commission and ASX in the next few days. A copy of the Bidder's Statement will be made available on Macquarie Bank's website at [www.macquarie.com.au/officetrust]. PREIA has consented to the early dispatch of the Bidder's Statement and intends to dispatch the Target's Statement and accompanying Independent Expert's Report as soon as practicable thereafter.

For further information please contact:

Simon Jones	Adrian Taylor
Chief Executive Officer, MOF	General Manager, MOF
Ph: (02) 8232 6462	Ph: 02 8232 4224

Media Enquiries

Kelly Hibbins

Gavin Anderson & Company

Ph: (02) 9552 8930

Mob. 0414 609 192

CONDITIONS OF THE OFFER

1.1 Minimum Acceptance Condition

That MOML has a relevant interest in the number of PAO Units equal to at least 50.1% of the number of PAO Units which are on issue at the end of the Offer Period.

1.2 Unit Price Decline

That MOML is at any time during the period for dispatch of the Bidder's Statement under section 633(1) of the Corporations Act, able to dispatch the Bidder's Statement without changing the offer consideration including having regard to ASIC Class Order No. 00/2338.

1.3 Material Change to PAO

That between the Announcement Date and the end of the Offer Period, there has not occurred, been announced or become known to MOML (whether or not becoming public):

(a) any event, change or condition, including where it becomes known to MOML that information publicly filed by PREIA, PAO or any of its Subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading, which has had, or is reasonably likely to have, a material adverse effect on the operations, assets, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of PAO and its Subsidiaries (taken as a whole) since 31 December 2003 (except for any event, change or condition that may arise as a consequence of the consummation of the Takeover Bid unless such event, change or condition would be cured by MOML not proceeding with the Takeover Bid); and

(b) except with the prior written consent of MOML (not to be unreasonably withheld or delayed):

   (i) any purchase or other acquisition, or agreement to purchase or otherwise acquire, or any sale or other disposal of, or agreement to sell or otherwise dispose of, any asset in the nature of real property (or any right, title or interest therein), whether directly or indirectly, by PAO or any of its Subsidiaries, the total consideration for which, or value of which, exceeds US$10,000,000 in aggregate except for capital repairs and improvements and leasing arrangements (including tenant incentives) in the ordinary course of business which have been budgeted for as at the Announcement Date or any emergency repairs; and

   (ii) the payment of, or commitment to pay, any non-refundable deposit in respect of a transaction prohibited by paragraph 1.3(b)(i) above; and

   (iii) any announcement of any intention to do any of the things referred to in paragraph 1.3(b)(i) or (ii).

1.4 Prescribed Occurrences

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs.

1.5 Buy/sell rights

That between the Announcement Date and the end of the Offer Period, Equity Office Properties Trust or its Subsidiaries do not exercise or seek to exercise or announce any intention to exercise or to seek to exercise any buy/sell rights arising under co-ownership agreements between Equity Office Properties Trust and PAO or their Subsidiaries, in connection with their joint ownership of the Co-owned Assets.

2. Waiver

If anything occurs which would cause any of the conditions to the Takeover Bid to be breached or prevent any such conditions from being able to be satisfied, MOML shall, and shall be deemed to, have waived the condition in respect of such event unless within 10 Business Days after receiving information sufficient to allow a reasonable person to decide whether to waive that condition or not, MOML gives written notice to PREIA and ASX that it will not waive such condition.

Annexure C

PAO announcement in relation to the Offer

Principal

Principal America Office Trust

28 July 2004

The Manager
Company Announcements
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Re: Principal America Office Trust (PAO).

Please find attached announcement relating to recommended takeover offer for Principal America Office Trust by Macquarie Office Trust.

Yours sincerely,

Kirk West
Company Secretary

Principal America Office Trust ARSN 089 822 211
Responsible Entity: Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077)
Level 43, 50 Bridge Street, Sydney NSW 2000, GPO Box 4169, Sydney NSW 2001
PH 61 2 8226 9017/ FAX 61 2 8226 9028
www.pao.com.au

28 July 2004

Macquarie makes recommended takeover offer for Principal America Office Trust

The Directors of Principal Real Estate Investors (Australia) Limited (PREIA), the Responsible Entity for Principal America Office Trust (PAO) advise that following the announcement of 19 July, further discussions with Macquarie Office Trust (MOF) have taken place.

As a result of these discussions MOF, and its responsible entity, Macquarie Office Management Limited (MOML) will make a formal takeover offer for PAO. Both MOF and MOML are collectively referred to as Macquarie.

Subject to:

- the independent expert confirming the offer is fair and reasonable;
- no proposal which Directors consider to be superior being made; and
- the Directors, in exercise of their fiduciary and statutory duties, forming the view that the offer is not in the best interests of unitholders as a whole,

the Directors recommend that PAO unitholders accept the Macquarie offer.

PREIA has appointed Deloitte Corporate Finance Pty Limited to prepare an independent expert's report.

The Directors have reached the decision to recommend this proposal to unitholders because they have concluded that the Macquarie offer is superior to the other opportunities available to unitholders at this time.

In reaching the decision to recommend the proposal, the Directors weighed amongst other things, the price offered by MOF against the material change in the strategy the proposal requires. Unitholders will need to consider whether this change in strategy is consistent with their present investment objectives.

The key benefits to PAO unitholders of the Macquarie offer include:

- Significant premium to price :14.3% premium to the five-day volume weighted average price of PAO units of $1.20 to 16 July 2004 (being the last trading day prior to announcement of discussion between the parties); and
- Significant premium to NTA : 25.5% premium to PAO's Adjusted NTA per unit as at 27 July 2004 of $1.09[1];

---

[1] In calculating the Adjusted NTA of PAO, PREIA has taken the unaudited net assets as at 30 June 2004, added back in the distribution for that period , adjusted for due diligence costs of US$5M and converted to AUD at an exchange rate of 0.713. Adjustments marking both the currency hedges and interest rate agreements to market rates as at 27 July 2004 have also been made.

Principal America Office Trust ARSN 089 822 211
Responsible Entity: Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077)
Level 43, 50 Bridge Street, Sydney NSW 2000, GPO Box 4169, Sydney NSW 2001
PH 61 2 8226 9017/ FAX 61 2 8226 9028
www.pao.com.au

Macquarie Offer

Macquarie has agreed to offer PAO unitholders 1.06 MOF units and 10 cents per PAO unit. Based on the closing price of $1.20 for a MOF unit on 27 July 2004 this would represent approximately $1.37 per PAO unit, with the consideration being largely MOF scrip.

The cash component of the Macquarie offer, which is 10 cents per PAO, unit is being contributed by both MOF (8 cents) and MOML (2 cents). This cash component of the Macquarie offer will be reduced by any distribution that PAO unitholders become entitled to receive, and increased by the amount of any MOF distributions not received by PAO unitholders. Unitholders who are on the PAO register at 5.00pm on the Record Date (27 August 2004) for the next distribution will be entitled to receive that distribution. Units will be quoted on an ex-distribution basis from 23 August 2004.

The Macquarie offer is conditional on:

- MOF acquiring at least 50.1% of PAO units;
- MOF units trading at a price which allows MOML to dispatch the Bidder's Statement without changing the offer consideration under the minimum bid price rule;
- no specified material changes in the circumstances of PAO occurring, being announced or coming known to MOML;
- no announcement of, or exercise or purported exercise of any buy/sell rights by Equity Office Properties Trust or its subsidiaries in relation to properties jointly held with PAO; and
- no prescribed occurrences occurring.

The full text of the conditions precedent of the Macquarie offer are set out in full in MOML's announcement of today's date.

Macquarie expects that its Bidder's Statement will be served on PREIA and lodged with the Australian Securities and Investments Commission and the ASX in the next few days.

PREIA will respond to the Bidder's Statement by producing a Target's Statement. This Target's Statement, including the independent expert's report by Deloitte Corporate Finance Pty Limited, will be dispatched to PAO unitholders as soon as practicable after dispatch of the Bidder's Statement.

Principal America Office Trust ARSN 089 822 211
Responsible Entity: Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077)
Level 43, 50 Bridge Street, Sydney NSW 2000, GPO Box 4169, Sydney NSW 2001
PH 61 2 8226 9017/ FAX 61 2 8226 9028
www.pao.com.au

Ongoing involvement of Principal as US investment manager

MOML has also reached agreement in principle with Principal Real Estate Investors, LLC (Principal) to continue as US Investment Manager for the existing and future US assets of PAO and MOF.

This will allow PAO unitholders to continue to receive the benefit of Principal's US platform in generating new acquisitions and providing asset management.

The Directors of PREIA believe Principal's continued involvement in the management of the US assets is in the best interests of the unitholders. Principal will oversee the management of the existing US properties within the MOF portfolio and any other new acquisitions of US properties by the merged group.

The retention of Principal in an investment and asset management capacity ensures continuity of management of PAO's US property portfolio and is consistent with the desires of unitholders when PREIA was appointed as responsible entity of PAO.

The retention of access to Principal was an important consideration for directors when evaluating Macquarie's offer.

PREIA, Principal and MOML have entered into agreements to ensure there is an orderly transition in the event the Macquarie offer is successful. These arrangements do not put Macquarie in an exclusive position to bid for PAO.

Macquarie and PREIA have entered into a Co-operation Agreement in relation to the takeover proposal. A copy of that agreement is attached.

Possible acquisition

At the time of receiving the approach from Macquarie, PREIA was in advanced stages of negotiating a possible large acquisition in the US in conjunction with other prospective partners. This acquisition involved the purchase of an interest in a vehicle having total property investments in the region of US$2 billion in 8 markets across the US.

The Directors have determined that the current Macquarie offer provides more value to PAO unitholders than this transaction had it been successfully completed. The bid by Macquarie means that this transaction may no longer be completed.

Significant due diligence and transaction costs have been incurred in the pursuit of this transaction. These costs total approximately US$5 million. Macquarie has agreed to review this US transaction opportunity; however should the Directors of PREIA determine that the transaction cannot be completed, these due diligence costs will be expensed. PAO will fund these due diligence costs through its existing debt facilities. It is not expected that this writeoff will impact the Directors' 2004 distribution guidance of 12.1 cents per unit.

The impact on the NTA of PAO will be more than offset as recently received third party appraisals on two of PAO's assets indicate the combined market value for those assets has increased by about US$8 million.

Further information along with the independent expert's report will be forwarded to unitholders within the Target's Statement. Unitholders are advised to read all the information in the Bidder's Statement which will be sent by Macquarie and also the Target's Statement which will be dispatched by PAO, and should seek independent advice.

ENDS

Further information :

Dan Thornton
Fund Director, PAO
8226 9007

Andrew Inwood
Media liaison
9241 1110

CLAYTON UTZ

Co-operation Agreement

Macquarie Office Management Limited (ABN 75 006 765 206) as responsible entity for Macquarie Office Trust (ARSN 093 016 838)
MOML

Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077) as responsible entity for the Principal America Office Trust (ARSN 089 822 211)
PREIA

The Clayton Utz contact for this document is
Karen Evans-Cullen on + 61 2 9353 4000

Clayton Utz
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T + 61 2 9353 4000 F + 61 2 8220 6700

www.claytonutz.com

Our reference 838/671/80007800

SYDWORKDOCS\671\3552535.4

Table of contents

Agreement made at **on**

Parties **Macquarie Office Management Limited (ABN 75 006 765) 206 as responsible entity for Macquarie Office Trust (ARSN 093 016 838)** of Level 13, No. 1 Martin Place, Sydney NSW 2000 ("**MOML** ")

Principal Real Estate Investors (Australia) Limited (ABN 47 102 488 077) as responsible entity for the Principal America Office Trust (ARSN 089 822 211) of Level 43, 50 Bridge Street, Sydney NSW 2000 ("**PREIA**")

Background

A. On or about the date of this Agreement MOML will announce its intention to make a takeover bid pursuant to Chapter 6 of the Corporations Act for all of the units in PAO subject to certain conditions either being satisfied or waived.

B. In consideration for the promises given by MOML in this Agreement, PREIA agrees to facilitate MOML's takeover bid for PAO in accordance with the terms of this Agreement.

The Parties agree

1. Definitions and interpretation

Schedule 1 governs the interpretation of this Agreement.

2. Conditional Agreement

2.1 Condition Precedent

This Agreement other than clauses 1, 2, 4(a), 9, 10, 11 and 12 and associated schedules will be of no force and effect unless and until MOML publicly announces its intention to make takeover offers for all issued PAO Units on terms no less favourable to PAO unitholders than those described in Schedule 2 ("**Takeover Bid**").

2.2 Benefit of Condition

PREIA is entitled to the benefit of the Condition set out in clause 2.1 and PREIA alone may waive in writing that Condition.

2.3 Operation of this Agreement

(a) The provisions of this Agreement which are subject to satisfaction or waiver of the Condition will become effective at the time the Condition is satisfied or waived.

(b) If the Condition is not satisfied or waived by 9.30am on the Business Day after the date of this Agreement, this Agreement may be rescinded by PREIA giving a written notice to MOML and upon such rescission this Agreement will cease to have any force or effect.

2.4 Takeover Bid Announcement

(a) MOML must announce to ASX its intention to make the Takeover Bid by 9:30am on the Business Day immediately following the date of this Agreement.

(b) Such announcement will be made by MOML simultaneously with PREIA releasing its announcement, both announcements to be as agreed in writing between the parties.

3. Independent Expert

(a) PREIA must:

(i) engage an independent expert ("Expert") for the purpose of preparing the Expert's Report within 2 days after the date of this Agreement;

(ii) provide all assistance and information reasonably requested by the Expert in connection with the preparation of the Expert's Report; and

(iii) subject to clause 6, ensure that the Expert's Report is sent to or lodged with MOML, PAO unitholders, ASIC and ASX as required by section 633(1) of the Corporations Act.

(b) MOML must provide all assistance and information reasonably requested by the Expert in connection with the preparation of the Expert's Report.

4. Recommendation

(a) PREIA and each of the directors of PREIA will:

(i) if requested by MOML, represent to specific PAO unitholders nominated by MOML that PREIA will on the day that the Condition is satisfied, be making a recommendation to PAO unitholders in accordance with this clause 4;

(ii) publicly recommend to PAO unitholders on the day that the Condition is satisfied that PAO unitholders should accept the Takeover Bid subject to clause 4(d); and

(iii) include in the Target's Statement a statement by each director of PREIA, recommending to PAO unitholders that PAO unitholders should accept the Takeover Bid subject to clause 4(d).

(b) If:

(i) the Expert does not determine that the Takeover Bid is fair and reasonable;

(ii) PREIA, or a majority of the directors of PREIA, forms the view that there is a Superior Proposal; or

(iii) PREIA, or a majority of the directors of PREIA, acting reasonably, forms the view that their fiduciary or statutory duties requires them to cease recommending the Takeover Bid,

clause 4(a) shall cease to operate.

(c) MOML agrees that PREIA will not be in breach of its obligations under clause 4(a) if any director of PREIA does not recommend the Takeover Bid in accordance with clause 4(a) because that director:

(i) forms the view that there is a Superior Proposal; or

(ii) acting reasonably, forms the view that his or her fiduciary or statutory duties requires him or her to cease to recommend the Takeover Bid.

(d) The recommendation of the Takeover Bid by PREIA and the directors of PREIA referred to in clause 4(a) may be expressed to be subject to:

(i) the Expert determining that the Takeover Bid is fair and reasonable;

(ii) PREIA or any director of PREIA forming the view that there is a Superior Proposal; and

(iii) PREIA or any director of PREIA, acting reasonably, forming the view that their fiduciary or statutory duties require them to cease recommending the Takeover Bid.

5. Conduct of Business

5.1 Ordinary Course of Business

Subject to clauses 5.3(b) and 5.7, PREIA must, unless it obtains the prior written consent of MOML (not to be unreasonably withheld or delayed), from the date of this Agreement until the end of the Offer Period, conduct the business of PAO in the ordinary course consistently with the way that the business of PAO has been conducted prior to the date of this Agreement.

5.2 No related party transactions

Subject to clauses 5.3(b) and 5.7, PREIA must not and must ensure that PAO's Subsidiaries do not, from the date of this Agreement until the end of the Offer Period, except for any transaction referred to in the announcements in the form attached or publicly announced by PREIA prior to the date of this Agreement or with the prior written consent of MOML (not to be unreasonably withheld or delayed), enter into or otherwise become a party to, or announce any intention to do so, any material transaction with a related party (as that term is defined in the Corporations Act).

5.3 No exercise of buy-sell rights

(a) Subject to clauses 5.3(b) and 5.7, PREIA must not and must ensure that PAO's Subsidiaries do not, from the date of this Agreement until the end of the Offer Period, exercise or seek to exercise or announce any intention to exercise or seek to exercise any buy/sell rights arising under co-ownership agreements between PAO and Equity Office Properties Trust or their Subsidiaries, in connection with their joint ownership of the Co-owned Assets.

(b) If Equity Office Properties Trust or its Subsidiaries exercises, or announces any intention to exercise, any buy/sell rights arising under co-ownership agreements between PAO and Equity Office Properties Trust or their respective Subsidiaries, in connection with their joint ownership of the Co-owned Assets, PREIA will consult with MOML but PREIA and PAO Subsidiaries will be free to deal with, and exercise, any rights which arise either under the co-ownership agreements or in any other manner, in relation to such buy/sell rights in their absolute discretion and nothing in this Agreement shall be taken to fetter that discretion.

5.4 No material transaction

Subject to clauses 5.3(b) and 5.7, PREIA must not and must ensure that PAO's Subsidiaries do not without MOML's prior written consent (which must not be unreasonably withheld or delayed), from the date of this Agreement until the end of the Offer Period:

(a) purchase or otherwise acquire, or agree to purchase or otherwise acquire, or sell or otherwise dispose of, or agree to sell or otherwise dispose of, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, exceeds US$5,000,000 except for capital repairs and improvements and leasing arrangements (including tenant incentives) in the ordinary course of business which have been budgeted for as at the date of this Agreement or any emergency repairs; or

(b) except for capital repairs and improvements and leasing arrangements (including tenant incentives) in the ordinary course of business which have been budgeted for as at the date of this Agreement or emergency repairs, undertake any expenditure, or enter into any commitments not referred to in clause 5.4(a) which would require expenditure by PAO or any of its Subsidiaries, of an amount which, in aggregate exceeds US$5,000,000;

(c) announce an intention to enter into any such transaction as described in clause 5.4(a) or 5.4(b);

(d) enter into or announce a proposal to enter into any joint venture, trust or partnership on behalf of PAO, or its Subsidiaries, involving a commitment of greater than one year or a commitment greater than US$5,000,000.

5.5 Consult with MBL

Subject to clause 5.7, PREIA must from the date of satisfaction of the Condition, consult with MOML in relation to any material matter in respect of the conduct of the business of PAO, including entering into, or renewing, any lease arrangement where the area to be let exceeds 50,000 square feet, and consider in good faith MOML's views in relation to the same.

5.6 Satisfaction and Waiver of Takeover Conditions

(a) If any event occurs which would cause any of the conditions to the Takeover Bid, as described in Schedule 2, to be breached or prevent any such conditions from being able to be satisfied, each party must, to the extent such information is within its actual knowledge, immediately notify the other of the event. PREIA will advise MOML of PREIA's assessment of the event on PAO and, subject to any confidentiality obligations, provide MOML with any information and assistance reasonably required by MOML to determine whether to waive that condition or not.

(b) MOML must, within 10 Business Days of receiving information sufficient to allow a reasonable person to decide whether to waive that condition or not, give written notice to PREIA and ASX of its decision whether to waive the condition,.

5.7 Conditional clause

If the minimum acceptance condition referred to in paragraph 2.2 of Schedule 2 has not been satisfied by MOML within 10 weeks of the date of this Agreement, PREIA's obligations under this clause 5 will cease.

6. Dispatch

6.1 Register of PAO Unitholders

(a) The Bidder's Statement will set the date for determining the PAO unitholders to whom information is to be sent pursuant to section 633(2) of the Corporations Act as the date of the Bidder's Statement.

(b) PREIA agrees to give MOML the information required by section 641(1) of the Corporations Act, correct as at the date of the Bidder's Statement, by the close of business on the second day after the date of the Bidder's Statement, provided that MOML has first paid to PREIA the prescribed fee for the provision of the information. PREIA agrees to co-operate with MOML to provide the information in the format requested by MOML.

6.2 Dispatch of Offer

PREIA agrees with MOML for the purposes of item 6 of section 633(1) of the Corporations Act, that MOML may dispatch the Bidder's Statement and offers to each applicable PAO unitholder 7 days (or such later time as MOML chooses) after the date on which MOML sends a copy of the Bidder's Statement to PREIA in accordance with item 3 of section 633(1). If the Bidder's Statement is sent within 14 days after the Bidder's Statement is served on PREIA under section 633(1)the Bidder's Statement must be substantially in the form of the advanced draft provided to PREIA before the date of this Agreement.

6.3 Dispatch of Target's Statement

PREIA will use reasonable endeavours to dispatch the Target's Statement and the accompanying Expert's Report to PAO unitholders as soon as reasonably practicable after service on it of the Bidder's Statement.

7. Meeting of PAO Unitholders

Subject to MOML having acquired a relevant interest in at least 40% of the PAO Units pursuant to the Takeover Bid and the Takeover Bid having become unconditional, PREIA must co-operate with MOML and do all things as reasonably requested by MOML to call a meeting (on a date nominated by MOML) in accordance with section 601FM of the Corporations Act to consider resolutions to remove PREIA as RE of PAO and to appoint Macquarie Office Management Limited in its personal capacity as RE of PAO.

8. US Ownership of PAO Units

8.1 US Ownership

PREIA must on the date of this Agreement provide to MOML a statement as to the level of US ownership of PAO Units that are beneficially owned by US residents, based on the most recent large shareholder register analysis into beneficial ownership of PAO Units conducted by or on behalf of PREIA.

8.2 Enquiries

PREIA must, at the cost of MOML, within 3 Business Days of the date of this Agreement, make such reasonable enquiries as are requested by MOML as to the level of US ownership of PAO Units in accordance with applicable US securities legislation including the "look through" method set out in Rule 12g 3-2(a) of the Securities Exchange Act of 1934 as amended and provide, to the extent permitted by law, MOML with a copy of all responses received by PREIA as and when they are received.

9. Termination

9.1 Termination

(a) PREIA may terminate this Agreement by notice in writing to MOML if:

(i) the Expert does not determine that the Takeover Bid is fair and reasonable; or

(ii) PREIA or a majority of the directors of PREIA form the view that there is a

Superior Proposal; or

(iii) PREIA or a majority of the directors of PREIA, acting reasonably, form the view that their fiduciary or statutory duties require them to cease recommending the Takeover Bid.

(b) This Agreement may be terminated by any Party if a person other than MOML or a related body corporate of MOML has acquired a relevant interest in more than 50% of the PAO Units.

10. Status warranties

10.1 Mutual

Each Party represents and warrants to each other Party that:

(a) it is not an externally administered body corporate under the Corporations Act or in the case of a managed investment scheme subject to similar events;

(b) it has the power to enter into and perform this Agreement and has obtained all necessary consents and authorisations to enable it to do so;

(c) the entry into and performance of this Agreement by it does not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation or obligation under the Corporations Act or Listing Rules) or default under any agreement or undertaking by which it is bound; and

(d) this Agreement constitutes valid and binding obligations upon it enforceable in accordance with its terms by appropriate legal remedy.

11. MOML Limitation of Liability

(a) A liability arising under or in connection with this Agreement is limited to and can be enforced against MOML only to the extent to which it can be satisfied out of property of MOF out of which MOML is actually indemnified for the liability. This limitation of liability applies despite any other provision of this Agreement and extends to all of MOML's obligations in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Agreement.

(b) The Parties other than MOML may not sue MOML in any capacity other than as RE, including seeking the appointment of a receiver (except in relation to property of MOF), a liquidator, an administrator or any similar person to MOML or prove in any liquidation, administration or arrangement of or affecting MOML (except in relation to property of MOF).

(c) MOML is not obliged to do or refrain from doing anything under this Agreement (including, without limitation, incur any liability) unless MOML's liability is limited in the same manner as set out in paragraphs (a), (b) and (c).

(d) No attorney, agent, receiver or receiver and manager appointed has authority to act on behalf of MOML in a way which exposes MOML to any liability.

(e) The provisions of this clause shall not apply to any obligation of MOML to the extent that it is not satisfied because, under the constitution for MOML or by operation of law, there is a reduction in the extent of MOML's indemnification out of the assets of MOF, as a result of MOML's fraud, negligence or breach of trust.

12. PREIA Limitation of Liability

(a) A liability arising under or in connection with this Agreement is limited to and can be enforced against PREIA only to the extent to which it can be satisfied out of property of PAO out of which PREIA is actually indemnified for the liability. This limitation of liability applies despite any other provision of this Agreement and extends to all PREIA's obligations in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Agreement.

(b) The Parties other than PREIA may not sue PREIA in any capacity other than as RE of PAO, including seeking the appointment of a receiver (except in relation to property of PAO), a liquidator, an administrator or any similar person to PREIA or prove in any liquidation, administration or arrangement of or affecting PREIA (except in relation to property of PAO).

(c) PREIA is not obliged to do or refrain from doing anything under this Agreement (including, without limitation, incur any liability) unless PREIA's liability is limited in the same manner as set out in paragraphs (a), (b) and (c).

(d) No attorney, agent, receiver or receiver and manager appointed has authority to act on behalf of PREIA in a way which exposes PREIA to any liability.

(e) The provisions of this clause shall not apply to any obligation of PREIA to the extent that it is not satisfied because, under the constitution for PAO or by operation of law, there is a reduction in the extent of PREIA's indemnification out of the assets of PAO, as a result of PREIA's fraud, negligence or breach of trust.

13. General

13.1 Notices

All communications (including notices, consents, approvals, requests and demands) under or in connection with this agreement:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that Party to each other Party from time to time):

MOML:

Name:	John Wright
Address:	Level 13, No. 1 Martin Place, Sydney NSW 2000
Fax:	(02) 8232 6510

PREIA

Name:	Kirk West
Address:	Level 43, 50 Bridge Street, Sydney NSW 2000
Fax:	(02) 8226 9028

(c) must be signed by the Party making the communication or (on its behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that Party;must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 13.1(b); and

(d) are taken to be received by the addressee:

(i) (in the case of prepaid post) on the working day (which, in this clause 13.1(d), means a day, not being a Saturday, Sunday or public holiday, on which banks are generally open for business in the place of receipt of the communication) that is the third working day after the date of posting to an address within Australia, and on the fifth working day after the date of posting by airmail to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time that fax is sent as shown on the transmission report produced by the machine from which that fax is sent confirming transmission of that fax in its entirety, unless that local time is not on a working day, or is after 5.00 pm on a working day, when that communication is taken to be received at 9.00 am on the next working day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 13.1(b), unless that delivery is made on a day that is not a working day, or after 5.00 pm on a working day, when that communication is taken to be received at 9.00 am on the next working day.

13.2 Governing law

This agreement is governed by and must be construed according to the law applying in New South Wales.

13.3 Jurisdiction

Each Party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this agreement; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 13.3(a).

13.4 Amendments

This agreement may only be varied by a document signed by or on behalf of each Party.

13.5 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this agreement by a Party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b) A waiver or consent given by a Party under this agreement is only effective and binding on that Party if it is given or confirmed in writing by that Party.

(c) No waiver of a breach of a term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

13.6 Further acts and documents

Each Party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that Party) required by law or reasonably requested by another Party to give effect to this agreement.

13.7 Consents

A consent required under this agreement from a Party may not be unreasonably withheld, unless this agreement expressly provides otherwise.

13.8 Assignment

A Party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior consent of each other Party.

13.9 Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this agreement, and all together constitute one agreement.

13.10 No representation or reliance

(a) Each Party acknowledges that no Party (nor any person acting on a Party's behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each Party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other Party, except for representations or inducements expressly set out in this agreement.

13.11 Expenses

Except as otherwise provided in this agreement, each Party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this agreement.

13.12 Stamp duties

MOML:

(a) must pay all stamp duties and any related fines and penalties in respect of this agreement, the performance of this agreement and each transaction effected by or made under this agreement;

(b) indemnifies PREIA against any liability arising from failure to comply with clause 13.12(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause.

13.13 Entire agreement

To the extent permitted by law, in relation to its subject matter, this agreement:

(a) embodies the entire understanding of the parties, and constitutes the entire terms agreed by the parties; and

(b) supersedes any prior written or other agreement of the parties.

13.14 Indemnities

(a) Each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this agreement.

(b) It is not necessary for a Party to incur expense or to make any payment before enforcing a right of indemnity conferred by this agreement.

13.15 GST

Schedule 3 governs the application of GST in relation to this Agreement.

Signed as an agreement.

The Common Seal of Macquarie Office Management Limited as responsible entity for Macquarie Office Trust was hereto affixed in accordance with its constitution:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by Principal Real Estate Investors (Australia) Pty Limited as responsible entity for Principal America Office Trust in accordance with the Corporations Act:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 1
Definitions and Interpretation

1. Definitions

In this agreement:

"Announcement Date" means the date on which MOML, as RE of MOF, publicly proposed to make the Takeover Bid.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited.

"Bidder's Statement" means the document which is given by MOML in respect of the Takeover Bid pursuant to part 6.5 of the Corporations Act which is in compliance with sections 636 and 637 of the Corporations Act.

"Business Day" means a day on which trading banks are open for business in New South Wales.

"Condition" means the condition precedent set out in clause 2.1.

"Co-owned Assets" means those assets listed below which form part of PAO's portfolio of assets located in the US and which are jointly owned by PAO and Equity Office Properties Trust or their respective Subsidiaries:

(a) 10 & 30 South Wacker Drive, Chicago, Illinois;

(b) Bank One Centre, 111 Monument Circle, Indianapolis, Indiana;

(c) SunTrust Centre, 200 Orange Avenue, Orlando, Florida;

(d) Promenade II, 1230 Peachtree Street, Atlanta, Georgia;

(e) Pasadena Towers, 800 East Colorado Boulevarde, Pasadena, Los Angeles, California;

(f) Preston Commons, 8111 & 8115-8117 Preston Road, Dallas, Texas;

(g) Sterling Plaza, 5949 Sherry Lane, Dallas, Texas.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Expert's Report" means the report prepared by the Expert in accordance with sections 640 and 648A of the Corporations Act, to accompany the Target's Statement with respect to whether the Takeover Bid is fair and reasonable in the Expert's opinion.

"Listing Rules" means the listing rules of ASX.

"MOF" means Macquarie Office Trust.

"MOF Unit" means a fully paid ordinary unit in MOF ranking equally with all other ordinary units then on issue.

"MOF Rights" means all accretions, rights or benefits of whatever kind attaching to or arising from MOF Units directly or indirectly at or after the Announcement Date, including without limitation, all distributions or entitlements declared, paid or issued by MOML and all rights to receive them or rights to receive or subscribe for units, notes, bonds, options or other securities declared, paid or issued by MOML.

"Offer Period" means the period, as extended if relevant, during which the Takeover Bid remains open for acceptance as described in the Bidder's Statement

"Party" means a party to this Agreement. .

"PAO" means Principal America Office Trust (ARSN 089 822 211).

"PAO Unit" means a fully paid ordinary unit in PAO and all Rights attached to it.

"Prescribed Occurrence" means any of the following events:

(a) PAO converts all or any PAO Units into a larger or smaller number of units;

(b) PAO or a Subsidiary of PAO:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement;

(c) PAO or a Subsidiary of PAO issues units or shares (as the case may be), or grants an option over its units or shares (as the case may be), or agrees to make such an issue or grant such an option;

(d) PAO or a Subsidiary of PAO issues, or agrees to issue, convertible notes;

(e) PAO or a Subsidiary of PAO disposes, or agrees to dispose, of the whole, or a substantial part, of PAO's business or property;

(f) PAO or a Subsidiary of PAO charges, or agrees to charge, the whole, or a substantial part, of PAO's business or property;

(g) PAO unitholders resolve that PAO be wound up or the shareholders or unitholders of any Subsidiary of PAO resolve that the Subsidiary (as the case may be) be wound up;

(h) the making of an order by a court for the winding up of PAO or a Subsidiary of PAO;

(i) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of PAO, or a Subsidiary of PAO.

"RE" means, in respect of a managed investment scheme, the person recorded in ASIC's records as the responsible entity of that managed investment scheme.

"Rights" means all accretions, rights or benefits of whatever kind attaching to or arising from PAO Units directly or indirectly at or after the Announcement Date, without limitation, all distributions or entitlements declared, paid or issued by PREIA and all rights to receive them or rights to receive or subscribe for units, notes, bonds, options or other securities declared, paid or issued by PREIA.

"Subsidiary" of a person means any entity whose financial results are consolidated with the financial results of that person for the purposes of preparing the financial statements of that person in accordance with the applicable accounting standards.

"Superior Proposal" means any proposal, expression of interest, offer or transaction which a director of PREIA believes is superior to the Takeover Bid.

"**Takeover Bid**" has the meaning provided in clause 2.1.

"**Target's Statement**" means the target statement required to be prepared by PREIA in accordance with item 10 of section 633(1) of the Corporations Act in response to the Takeover Bid.

2. Interpretation

In this agreement:

(a) headings are for convenience only and do not affect interpretation;

and unless the context indicates a contrary intention:

(b) an obligation or a liability assumed by, or a right conferred on, 2 or more persons binds or benefits them jointly and severally;

(c) "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(d) a reference to a Party or party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes a substituted or an additional trustee;

(e) a reference to a document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(f) a reference to a statute includes its delegated legislation and a reference to a statute or delegated legislation or a provision of either includes consolidations, amendments, re-enactments and replacements;

(g) a word importing the singular includes the plural (and vice versa), and a word indicating a gender includes every other gender;

(h) a reference to a Party, clause, schedule, exhibit, attachment or annexure is a reference to a Party, clause, schedule, exhibit, attachment or annexure to or of this agreement, and a reference to this agreement includes all schedules, exhibits, attachments and annexures to it;

(i) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(j) "**includes**" in any form is not a word of limitation; and

(k) a reference to "**$**" or "**dollar**" is to Australian currency.

Schedule 2
Terms of Takeover Bid

1. Terms

1.06 MOF Units and $0.10 cash ($0.08 contributed by MOF and $0.02 contributed by Macquarie Office Management Limited in its personal capacity) for each PAO Unit, reduced by the amount of any Rights not received by MOF, and increased by the amount of any MOF Rights not received by PAO unitholders.

2. Conditions

2.1 General

The Takeover Bid and any contract that results from your acceptance of the Takeover Bid is subject to the following conditions. Each of the conditions is a separate and distinct condition, and shall not be taken to limit the meaning or effect of any other condition.

2.2 Minimum Acceptance Condition

That MOML has a relevant interest in the number of PAO Units equal to at least 50.1% of the number of PAO Units which are on issue at the end of the Offer Period.

2.3 Unit Price Decline

That MOML is not, at any time during the period for dispatch of the Bidder's Statement under section 633(1) of the Corporations Act, able to dispatch the Bidder's Statement without changing the offer consideration including having regard to ASIC Class Order No. 00/2338.

2.4 Material Change to PAO

That between the Announcement Date and the end of the Offer Period, there has not occurred, been announced or become known to MOML (whether or not becoming public):

(a) any event, change or condition, including where it becomes known to MOML that information publicly filed by PREIA, PAO or any of its Subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading, which has had, or is reasonably likely to have, a material adverse effect on the operations, assets, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of PAO and its Subsidiaries (taken as a whole) since 31 December 2003 (except for any event, change or condition that may arise as a consequence of the consummation of the Takeover Bid unless such event, change or condition would be cured by MOML not proceeding with the Takeover Bid); and

(b) except with the prior written consent of MOML (not to be unreasonably withheld or delayed):

    (i) any purchase or other acquisition, or agreement to purchase or otherwise acquire, or any sale or other disposal of, or agreement to sell or otherwise dispose of, any asset in the nature of real property (or any right, title or interest therein), whether directly or indirectly, by PAO or any of its Subsidiaries, the total consideration for which, or value of which, exceeds US$10,000,000 in aggregate except for capital repairs and improvements and leasing arrangements (including tenant incentives) in the ordinary course of business which have been budgeted for as at the Announcement Date or any emergency repairs; and

(ii) the payment of, or commitment to pay, any non-refundable deposit in respect of a transaction prohibited by paragraph 2.4(b)(i) above; and

(iii) any announcement of any intention to do any of the things referred to in paragraph 2.4(b)(i) or (ii).

2.5 Prescribed Occurrences

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs.

2.6 Buy/sell rights

That between the Announcement Date and the end of the Offer Period, Equity Office Properties Trust or its Subsidiaries do not exercise or seek to exercise or announce any intention to exercise or to seek to exercise any buy/sell rights arising under co-ownership agreements between Equity Office Properties Trust and PAO or their Subsidiaries, in connection with their joint ownership of the Co-owned Assets.

3. Waiver

If anything occurs which would cause any of the conditions to the Takeover Bid to be breached or prevent any such conditions from being able to be satisfied, MOML shall, and shall be deemed to, have waived the condition in respect of such event unless within 10 Business Days after receiving information sufficient to allow a reasonable person to decide whether to waive that condition or not, MOML gives written notice to PREIA and ASX that it will not waive such condition.

4. Voting Rights

MOML will not acquire any rights to vote any units acquired under the Takeover Bid until the Takeover Bid becomes unconditional.

Schedule 3
GST

1. GST

1.1 Interpretation

(a) Any terms used in this clause (except "**Recipient**") that are defined in the *A New Tax System (Goods and Services Tax) Act 1999* have the meanings given to those terms by that Act.

(b) Any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause 1.

(c) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purpose of this clause 1.

1.2 Reimbursements

Any payment or reimbursement required under this Agreement that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity is entitled for the acquisition to which that cost, expense or other amount relates.

1.3 GST payable

If GST becomes payable by a Party ("**Supplier**") (or entity on whose behalf the Supplier enters into this Agreement) in relation to any supply made by or through the Supplier under this Agreement:

(a) the Party providing consideration for that supply ("**Recipient**") will pay to the Supplier an additional amount equal to the amount of GST payable in relation to that supply; and

(b) any additional amount payable by the Recipient under this clause must be paid at the same time and in the same manner as other consideration is to be provided for that supply or, if later, within 14 days after the Supplier provides the Recipient with a valid tax invoice for that supply.

1.4 Variation

If the GST payable in relation to a supply made by a Party under this Agreement varies from the additional amount paid by the Recipient under clause 1.3 such that a further amount of GST is payable or a refund or credit of any GST is received or applied, then the Supplier will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this paragraph is deemed to be a payment, credit or refund of the additional amount payable under clause 1.3.

Annexure D

MOF announcements to ASX since 31 December 2003

Date	Announcement
28 Jul 2004	Merger with PAO – Co-operation Agreement
28 Jul 2004	Preliminary Final Report/Full Year Accounts
28 Jul 2004	Media Release – 30 June 2004 Results
28 Jul 2004	Presentation re merger with PAO
28 Jul 2004	MOF announces Merger with Principal America Office Trust
28 Jul 2004	PAO's ann:Macquarie makes recommended takeover offer for PAO
28 Jul 2004	Trading Halt
19 Jul 2004	Discussions with Principal America Office Trust
19 Jul 2004	PAO's ann: Response to Media Speculation
15 Jul 2004	Newsletter – July 2004
12 Jul 2004	Distribution Reinvestment Plan – Issue Price
23 Jun 2004	Leasing Success Continues
21 Jun 2004	Quarterly Distribution to 30 June 2004
17 Jun 2004	Appendix 3B – DRP
05 May 2004	Change of Directors Interest Notice x2
22 Apr 2004	Becoming a substantial holder from AMP
20 Apr 2004	March 2004 Quarter Update
16 Apr 2004	DRP – Issue Price
15 Apr 2004	Appendix 3B – Working Capital
22 Mar 2004	Quarterly Distribution to 31/3/2004
11 Mar 2004	Appendix 3B – Performance Fee Units
11 Mar 2004	Half Year Report to Shareholders
23 Feb 2004	Appendix 3B – Distribution Reinvestment Plan
18 Feb 2004	Media Release: Results on Track
18 Feb 2004	Presentation re Half Yearly Results
18 Feb 2004	Half Yearly Report & Half Year Accounts
12 Feb 2004	Change of Directors Interest Notice
12 Feb 2004	Confirmation of Payment of Dividend
11 Feb 2004	Change of Directors Interest Notice
09 Feb 2004	Newsletter – January 2004
03 Feb 2004	Settlement – 50% of Allianz Centre Market St Sydney
15 Jan 2004	DRP – Issue Price
07 Jan 2004	Change of Directors Interest Notice

Annexure E

PAO announcements to ASX since 31 December 2003

Date	Announcement
30 Jul 2004	Ceasing to be a substantial holder from DBA
28 Jul 2004	MOF: Merger with PAO – Co-operation Agreement
28 Jul 2004	MOF Presentation re merger with PAO
28 Jul 2004	Macquarie Office Trust announces Merger with PAO
28 Jul 2004	Macquarie makes recommended takeover offer for PAO
28 Jul 2004	Becoming a substantial holder
28 Jul 2004	Request for Trading Halt
28 Jul 2004	Trading Halt
26 Jul 2004	Becoming a substantial holder
23 Jul 2004	Ceasing to be a substantial holder from DBA
22 Jul 2004	Suspension of Distribution Reinvestment Plan
22 Jul 2004	New Company Secretary
20 Jul 2004	Ceasing to be a substantial holder from WBC
19 Jul 2004	MOF: Discussions with Principal America Office Trust
19 Jul 2004	Response to Media Speculation
13 Jul 2004	Change in substantial holding from CBA
06 Jul 2004	Becoming a substantial holder
01 Jul 2004	Ceasing to be a substantial holder
22 Jun 2004	Change in substantial holding from CBA
15 Jun 2004	Becoming a substantial holder
09 Jun 2004	Ceasing to be a substantial holder
01 Jun 2004	Becoming a substantial holder from WBC
01 Jun 2004	Change in substantial holding from AMP
31 May 2004	Change in substantial holding from CBA x2
28 May 2004	Change in substantial holding from MBL
14 May 2004	Quarterly Update & Slide Presentation
12 May 2004	Ceasing to be a substantial holder from WBC
10 May 2004	Change in substantial holding from WBC
27 Apr 2004	Change in substantial holding from AMP
30 Mar 2004	Annual Report 2003
17 Mar 2004	Appendix 3B – DRP
08 Mar 2004	Change in substantial holding from AMP
05 Mar 2004	Ceasing to be a substantial holder
01 Mar 2004	Change of Directors Interest Notice x2

Annexure E

Date	Announcement
25 Feb 2004	Change in substantial holding from WBC x5
18 Feb 2004	Confirmation of Dates
16 Feb 2004	Preliminary Final Report/Full Year Accounts/Presentation
09 Feb 2004	Letter to Shareholders re DRP
03 Feb 2004	Change in substantial holding
30 Jan 2004	Becoming a substantial holder from AMP

Annexure F

Consideration provided by associates of MOML in the four months before the date of the Offer

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
27 Apr 2004	Macquarie Bank Limited	47,040.00	40,000	1.18
19 May 2004	Macquarie Bank Limited	71,820.00	60,000	1.20
24 Jun 2004	Macquarie Equities (Australia) Limited	302,500.00	250,000	1.21
29 Jun 2004	Macquarie Equities (Australia) Limited	88,500.00	75000	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	29.50	25	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	6,661.10	5645	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	2,503.96	2122	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	11,800.00	10000	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	59,500.00	50000	1.19
29 Jun 2004	Macquarie Equities (Australia) Limited	29,750.00	25000	1.19
29 Jun 2004	Macquarie Equities (Australia) Limited	29,750.00	25000	1.19
29 Jun 2004	Macquarie Equities (Australia) Limited	4,776.64	4048	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	59,500.00	50000	1.19
29 Jun 2004	Macquarie Equities (Australia) Limited	3,728.80	3160	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	2,453.22	2079	1.18
29 Jun 2004	Macquarie Equities (Australia) Limited	3,462.12	2934	1.18
30 Jun 2004	Macquarie Equities (Australia) Limited	60,731.65	51035	1.19
05 Jul 2004	Macquarie Equities (Australia) Limited	57,537.98	48761	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	43,542.00	36900	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	14,230.80	12060	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	11,800.00	10000	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	6,584.40	5580	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	13,804.82	11699	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	41,300.00	35000	1.18
05 Jul 2004	Macquarie Equities (Australia) Limited	47,200.00	40000	1.18
07 Jul 2004	Macquarie Equities (Australia) Limited	300,000.00	250000	1.20
07 Jul 2004	Macquarie Equities (Australia) Limited	60,000.00	50000	1.20
07 Jul 2004	Macquarie Equities (Australia) Limited	16,992.01	14279	1.19
07 Jul 2004	Macquarie Equities (Australia) Limited	174,865.20	145721	1.20
07 Jul 2004	Macquarie Equities (Australia) Limited	24,000.00	20000	1.20
07 Jul 2004	Macquarie Equities (Australia) Limited	24,000.00	20000	1.20
09 Jul 2004	Macquarie Equities (Australia) Limited	1,286.40	1072	1.20
09 Jul 2004	Macquarie Equities (Australia) Limited	3,076.80	2564	1.20
09 Jul 2004	Macquarie Equities (Australia) Limited	3,600.00	3000	1.20
09 Jul 2004	Macquarie Equities (Australia) Limited	232,036.80	193364	1.20
09 Jul 2004	Macquarie Equities (Australia) Limited	43,320.00	36100	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	331,560.00	276300	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	19,200.00	16000	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	240,000.00	200000	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	120.00	100	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	9,084.00	7570	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	24,000.00	20000	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	1.20	1	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	38,275.20	31896	1.20

Annexure F

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
13 Jul 2004	Macquarie Equities (Australia) Limited	2,816.40	2347	1.20
13 Jul 2004	Macquarie Equities (Australia) Limited	2,541.60	2118	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,812.40	3177	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	2,484.00	2070	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	2,484.00	2070	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,148.80	2624	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,793.20	3161	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,139.20	2616	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,905.60	1588	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	2,466.00	2055	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	13,200.00	11000	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,214.40	1012	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	4,945.20	4121	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,613.20	3011	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,613.20	3011	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,164.00	970	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,609.60	3008	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	4,945.20	4121	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,092.00	910	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,610.80	3009	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,072.80	894	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	2,484.00	2070	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	996.00	830	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,609.60	3008	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	2,484.00	2070	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	9,526.80	7939	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	3,608.40	3007	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	15,877.20	13231	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	10,742.40	8952	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	360,000.00	300000	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	60,000.00	50000	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	1,588.80	1324	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	298,411.20	248676	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	181,588.80	151324	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	118,411.20	98676	1.20
14 Jul 2004	Macquarie Equities (Australia) Limited	240,000.00	200000	1.20
15 Jul 2004	Macquarie Equities (Australia) Limited	36,600.00	30000	1.22
15 Jul 2004	Macquarie Equities (Australia) Limited	4,506.68	3694	1.22
15 Jul 2004	Macquarie Equities (Australia) Limited	19,893.32	16306	1.22
15 Jul 2004	Macquarie Equities (Australia) Limited	724.68	594	1.22
15 Jul 2004	Macquarie Equities (Australia) Limited	29,775.32	24406	1.22
15 Jul 2004	Macquarie Equities (Australia) Limited	1,383.03	1143	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	17,794.26	14706	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,072.19	2539	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,659.04	3024	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,605.80	2980	1.21

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
15 Jul 2004	Macquarie Equities (Australia) Limited	3,636.05	3005	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,636.05	3005	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	100,793.00	83300	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	6,050.00	5000	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,637.26	3006	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	3,340.81	2761	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	6,050.00	5000	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	1,329.79	1099	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	4,468.53	3693	1.21
15 Jul 2004	Macquarie Equities (Australia) Limited	960,000.00	800000	1.20
16 Jul 2004	Macquarie Equities (Australia) Limited	7,018.00	5800	1.21
16 Jul 2004	Macquarie Equities (Australia) Limited	16,551.59	13679	1.21
16 Jul 2004	Macquarie Equities (Australia) Limited	217,267.60	179560	1.21
16 Jul 2004	Macquarie Equities (Australia) Limited	201,707.00	166700	1.21
16 Jul 2004	Macquarie Equities (Australia) Limited	48,118.07	39767	1.21
16 Jul 2004	Macquarie Equities (Australia) Limited	60,279.60	50233	1.20
19 Jul 2004	Macquarie Equities (Australia) Limited	38,100.00	30000	1.27
15 Jun 2004	Macquarie Equities (Australia) Limited	795.44	652	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	4,897.08	4,014	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	2,509.54	2,057	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	2,509.54	2,057	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	12,200.00	10,000	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	2,509.54	2,057	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	6,223.22	5,101	1.22
15 Jun 2004	Macquarie Equities (Australia) Limited	4,270.00	3,500	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	3,696.15	3,005	1.23
16 Jun 2004	Macquarie Equities (Australia) Limited	24,600.00	20,000	1.23
16 Jun 2004	Macquarie Equities (Australia) Limited	452.64	368	1.23
16 Jun 2004	Macquarie Equities (Australia) Limited	10,074.93	8191	1.23
16 Jun 2004	Macquarie Equities (Australia) Limited	9,688.02	7941	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	9,688.02	7941	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1,078.48	884	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1.22	1	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1,689.70	1385	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1,653.10	1355	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	12,200.00	10000	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	9,688.02	7941	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1,557.94	1277	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	333.06	273	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	60,500.00	50000	1.21
16 Jun 2004	Macquarie Equities (Australia) Limited	60,500.00	50000	1.21
16 Jun 2004	Macquarie Equities (Australia) Limited	23,845.47	19707	1.21
16 Jun 2004	Macquarie Equities (Australia) Limited	12,000.00	10000	1.20
16 Jun 2004	Macquarie Equities (Australia) Limited	12,200.00	10000	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	646.60	530	1.22
16 Jun 2004	Macquarie Equities (Australia) Limited	1,071.16	878	1.22

Annexure F

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
16 Jun 2004	Macquarie Equities (Australia) Limited	10,839.70	8885	1.22
17 Jun 2004	Macquarie Equities (Australia) Limited	183,000.00	150000	1.22
17 Jun 2004	Macquarie Equities (Australia) Limited	586.82	481	1.22
17 Jun 2004	Macquarie Equities (Australia) Limited	139,199.56	114098	1.22
17 Jun 2004	Macquarie Equities (Australia) Limited	49,910.94	40578	1.23
18 Jun 2004	Macquarie Equities (Australia) Limited	61,500.00	50000	1.23
18 Jun 2004	Macquarie Equities (Australia) Limited	50,809.00	40975	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	1,036.64	836	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	18,600.00	15000	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	1,081.28	872	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	18,600.00	15000	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	1,134.60	915	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	995.72	803	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	1,123.44	906	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	959.76	774	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	999.44	806	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	820.88	662	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	674.56	544	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	27,164.68	21907	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	30,810.28	24847	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	674.56	544	1.24
18 Jun 2004	Macquarie Equities (Australia) Limited	64,480.00	52000	1.24
21 Jun 2004	Macquarie Equities (Australia) Limited	108,027.21	87827	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	752.76	612	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	43,666.23	35501	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	19,046.55	15485	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	567.03	461	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	65,499.96	53252	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	8,440.26	6862	1.23
21 Jun 2004	Macquarie Equities (Australia) Limited	419.68	344	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	523.38	429	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	575.84	472	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	3,611.20	2960	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	799.10	655	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	939.40	770	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	997.96	818	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	2,440.00	2000	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	122,000.00	100000	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	1,383.48	1134	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	26,083.60	21380	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	1,262.70	1035	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	24,400.00	20000	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	451.40	370	1.22
21 Jun 2004	Macquarie Equities (Australia) Limited	34.16	28	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	7,320.00	6000	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	7,112.60	5830	1.22

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
22 Jun 2004	Macquarie Equities (Australia) Limited	7,112.60	5830	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	1,221.22	1001	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	21,127.96	17318	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	39,872.04	32682	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	42,424.28	34774	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	10,557.88	8654	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	4,066.26	3333	1.22
22 Jun 2004	Macquarie Equities (Australia) Limited	15,875.86	13013	1.22
26 May 2004	Macquarie Equities (Australia) Limited	139,150.00	115,000	1.21
26 May 2004	Macquarie Equities (Australia) Limited	3,490,850.00	2,885,000	1.21
26 May 2004	Macquarie Equities (Australia) Limited	2,420,000.00	2,000,000	1.21
26 May 2004	Macquarie Equities (Australia) Limited	139,150.00	115,000	1.21
26 May 2004	Macquarie Equities (Australia) Limited	3,660,000.00	3,000,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	2,562,000.00	2,100,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	610,000.00	500,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	305,000.00	250,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	305,000.00	250,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	610,000.00	500,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	829,600.00	680,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	305,000.00	250,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	85,400.00	70,000	1.22
26 May 2004	Macquarie Equities (Australia) Limited	140,300.00	115,000	1.22
27 May 2004	Macquarie Equities (Australia) Limited	11,749.00	9,475	1.24
27 May 2004	Macquarie Equities (Australia) Limited	9,920.00	8,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	110,968.84	89,491	1.24
27 May 2004	Macquarie Equities (Australia) Limited	53,362.16	43,034	1.24
27 May 2004	Macquarie Equities (Australia) Limited	31,000.00	25,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	8,637.84	6,966	1.24
27 May 2004	Macquarie Equities (Australia) Limited	85,042.50	68,034	1.25
27 May 2004	Macquarie Equities (Australia) Limited	62,000.00	50,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	21,688.84	17,491	1.24
27 May 2004	Macquarie Equities (Australia) Limited	24,800.00	20,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	15,511.16	12,509	1.24
27 May 2004	Macquarie Equities (Australia) Limited	30,570.96	24,654	1.24
27 May 2004	Macquarie Equities (Australia) Limited	31,429.04	25,346	1.24
27 May 2004	Macquarie Equities (Australia) Limited	1,685.16	1,359	1.24
27 May 2004	Macquarie Equities (Australia) Limited	18,600.00	15,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	39,675.04	31,996	1.24
27 May 2004	Macquarie Equities (Australia) Limited	1,926.96	1,554	1.24
27 May 2004	Macquarie Equities (Australia) Limited	12,896.00	10,400	1.24
27 May 2004	Macquarie Equities (Australia) Limited	21,452.00	17,300	1.24
27 May 2004	Macquarie Equities (Australia) Limited	27,764.84	22,391	1.24
27 May 2004	Macquarie Equities (Australia) Limited	31,000.00	25,000	1.24
27 May 2004	Macquarie Equities (Australia) Limited	93,000.00	75,000	1.24
30 Mar 2004	Macquarie Investment Management Limited	70,800.00	60,000	1.18
30 Mar 2004	Macquarie Investment Management Limited	88,500.00	75,000	1.18

Annexure F

Date	Associates of MOML	Value of purchase (A$)	Number of units	Unit price
31 Mar 2004	Macquarie Investment Management Limited	142,680.00	123,000	1.16
02 Apr 2004	Macquarie Investment Management Limited	689,481.00	589,300	1.17
05 Apr 2004	Macquarie Investment Management Limited	34,800.00	30,000	1.16
13 Apr 2004	Macquarie Investment Management Limited	282,500.00	250,000	1.13
13 Apr 2004	Macquarie Investment Management Limited	84,750.00	75,000	1.13
15 Apr 2004	Macquarie Investment Management Limited	91,627.22	81,181	1.13
15 Apr 2004	Macquarie Investment Management Limited	79,111.32	70,092	1.13
15 Apr 2004	Macquarie Investment Management Limited	25,426.87	22,528	1.13
15 Apr 2004	Macquarie Investment Management Limited	121,926.58	108,026	1.13
15 Apr 2004	Macquarie Investment Management Limited	18,831.99	16,685	1.13
15 Apr 2004	Macquarie Investment Management Limited	12,966.25	11,488	1.13
19 Apr 2004	Macquarie Investment Management Limited	6,780.00	6,000	1.13
19 Apr 2004	Macquarie Investment Management Limited	96,050.00	85,000	1.13
19 Apr 2004	Macquarie Investment Management Limited	59,890.00	53,000	1.13
19 Apr 2004	Macquarie Investment Management Limited	45,200.00	40,000	1.13
20 Apr 2004	Macquarie Investment Management Limited	56,500.00	50,000	1.13
20 Apr 2004	Macquarie Investment Management Limited	56,500.00	50,000	1.13
20 Apr 2004	Macquarie Investment Management Limited	28,250.00	25,000	1.13
22 Apr 2004	Macquarie Investment Management Limited	16,950.00	15,000	1.13
23 Apr 2004	Macquarie Investment Management Limited	18,928.00	16,900	1.12
27 Apr 2004	Macquarie Investment Management Limited	141,250.00	125,000	1.13
07 May 2004	Macquarie Investment Management Limited	112,000.00	100,000	1.12
07 May 2004	Macquarie Investment Management Limited	112,000.00	100,000	1.12
28 May 2004	Macquarie Investment Management Limited	19,800.00	15,000	1.32
30 Jun 2004	Macquarie Investment Management Limited	94,984.00	80000	1.19
01 Jul 2004	Macquarie Investment Management Limited	119,000.00	100000	1.19
12 Jul 2004	Macquarie Investment Management Limited	90,440.00	76000	1.19
12 Jul 2004	Macquarie Investment Management Limited	101,150.00	85000	1.19
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,609.98	2,959	1.22
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,579.18	2,958	1.21
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,580.39	2,959	1.21
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,579.18	2,958	1.21
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,580.39	2,959	1.21
24 Jun 2004	Macquarie Newton Specialist Funds Management Limited	3,581.60	2,960	1.21